Exhibit 2.1

EXECUTION VERSION

SECURITIES AND ASSET PURCHASE AGREEMENT

by and among

REPLIGEN CORPORATION,

REPLIGEN GMBH,

and

908 DEVICES INC.,

dated

March 4, 2025

Page

Article I PURCHASE AND SALE; CLOSING		1

1.1	Purchase and Sale of Transferred Equity Interests	1
1.2	Purchase and Sale of the Purchased Assets	2
1.3	Assumption of Liabilities.	4
1.4	Non-Assignable Assets; Wrong Pockets.	6
1.5	Transaction Consideration	7
1.6	The Closing	8
1.7	Closing Deliverables	8
1.8	Allocation.	10
1.9	Withholding Rights	11
1.10	Net Working Capital Adjustment	11

Article II SELLER’S REPRESENTATIONS AND WARRANTIES		13

2.1	Organization; Authority and Enforceability	13
2.2	No Conflict; Required Filings and Consents	14
2.3	Organization and Qualification of the Transferred Company	14
2.4	Capital Structure of the Transferred Company; Transaction Expenses of the Transferred Company	15
2.5	Purchased Assets; Sufficiency of Assets	15
2.6	Financial Statements	16
2.7	Undisclosed Liabilities	16
2.8	Absence of Changes	17
2.9	Tax Matters	18
2.10	Restrictions on Business Activities	20
2.11	Compliance with Orders and Laws	20
2.12	Business Permits	20
2.13	Regulatory Permits; Regulatory Matters	21
2.14	Material Contracts	22
2.15	Intellectual Property	24
2.16	Privacy; Data Protection	27
2.17	Actions	29
2.18	Real Property; Leased Real Property	29
2.19	Environmental Matters	30
2.20	Seller Benefit Plans	31
2.21	Labor and Employees	33
2.22	Customers and Suppliers	35
2.23	Affiliate Transactions	36
2.24	Insurance	36
2.25	Brokers	37
2.26	Unlawful Payments	37
2.27	Trade Control Laws.	37
2.28	Warranties and Products	38
2.29	Inventory	39

i

(Continued)

Page

2.30	Solvency	39
2.31	State Take Over Statutes	39
2.32	No Other Representations or Warranties	39

Article III PURCHASERS REPRESENTATIONS AND WARRANTIES		40

3.1	Organization; Authority and Enforceability	40
3.2	No Conflict; Required Filings and Consents	40
3.3	Brokers	41
3.4	Litigation	41
3.5	Investigation; No Reliance	41

Article IV ADDITIONAL AGREEMENTS		42

4.1	Confidentiality	42
4.2	Tax Matters	43
4.3	Employees and Employee Benefits.	46
4.4	Enforcement of Insurance Claims.	48
4.5	Coordination in Litigation.	49
4.6	Conduct Post-Closing.	49
4.7	Section 338 Election; Section 245A Election.	49
4.8	Further Assurances	50

Article V SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION		51

5.1	Survival of Representations and Warranties	51
5.2	Indemnification	51
5.3	Maximum Payments; Remedy	54
5.4	Claims for Indemnification, Resolution of Conflicts	55
5.5	Escrow Arrangements	56
5.6	Indemnification Procedure for Third-Party Claims	57
5.7	Purchase Price Adjustment	58

Article VI MISCELLANEOUS		58

6.1	Definitions	58
6.2	Notices	75
6.3	Specific Performance	76
6.4	Cumulative Remedies	76
6.5	Expenses	76
6.6	Payments under Agreement	76
6.7	Entire Agreement; Mutual Drafting	77
6.8	Amendments and Waivers	77
6.9	Time of Essence	77
6.10	Governing Law	77
6.11	Consent to Jurisdiction and Venue; Waiver of Jury Trial	77
6.12	Binding Effect; Assignment; Third-Party Beneficiaries	78

(Continued)

Page

6.13	Usage	78
6.14	Articles and Sections	78
6.15	Headings	78
6.16	Interpretation	79
6.17	Severability of Provisions	79
6.18	Counterparts	79

LIST OF ANNEXES, exhibits, AND SCHEDULES

Annexes

ANNEX A – Signing Employees

ANNEX B – Other Business Employees

Exhibits

EXHIBIT A – German Local Transfer Agreement

EXHIBIT B – Accounting Principles

EXHIBIT C – Bill of Sale and Assignment and Assumption Agreement

EXHIBIT D – Patent Assignment Agreement

EXHIBIT E – Restrictive Covenant Agreement

EXHIBIT F – Supply Agreement

EXHIBIT G – Transition Services Agreement

EXHIBIT H – Owned IP License

EXHIBIT I – UNC IP Sublicense

EXHIBIT J – Escrow Agreement

EXHIBIT K – Intercompany Assumption Agreement

EXHIBIT L – Trademark Assignment Agreement

SECURITIES AND ASSET PURCHASE AGREEMENT

THIS SECURITIES AND ASSET PURCHASE AGREEMENT is made and entered into as of March 4, 2025 (as amended, modified or supplemented from time to time, this “Agreement”), by and among 908 Devices Inc., a Delaware corporation (the “Seller”), Repligen Corporation, a Delaware corporation (the “US Purchaser”), and Repligen GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung – GmbH) incorporated and existing under the laws of Germany, registered with the commercial register of the local court of Ulm under HRB 552638 (the “German Purchaser,” and together with the US Purchaser, the “Purchasers,” and together with the Seller, the “parties”).

RECITALS

WHEREAS, the Seller (i) is the sole shareholder of 908 Devices GmbH, a private limited liability company (Gesellschaft mit beschränkter Haftung – GmbH) incorporated and existing under the laws of Germany, registered with the commercial register of the local court of Braunschweig under HRB 9484 (the “Transferred Company”), holding one share in the Transferred Company in the amount of EUR 25,000 and numbered 1 in the current list of shareholders dated August 4, 2022 (the “Transferred Equity Interests”), and (ii) owns the Purchased Assets;

WHEREAS, the parties desire that the Seller sell, assign, transfer, convey and deliver to Purchasers, and that Purchasers purchase and acquire from the Seller, all of the right, title and interest of the Seller in and to the Transferred Equity Interests and the Purchased Assets, free and clear of any Liens other than Permitted Liens, in exchange for the Purchase Price and the assumption of the Assumed Liabilities, in each case on the terms and subject to the conditions of this Agreement; and

WHEREAS, as a material inducement to the willingness of the Purchasers to enter into this Agreement, each Person set forth on Annex A (each, a “Signing Employee”) has executed and delivered New Hire Documents to the applicable Purchaser, in form and substance agreeable to the US Purchaser, which shall become effective upon the Closing (the “Signing Hire Documents”).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

Article I

PURCHASE AND SALE; CLOSING

1.1          Purchase and Sale of Transferred Equity Interests.

At the Closing, subject to the terms and conditions of this Agreement, the Seller shall sell, assign, transfer, convey and deliver to the German Purchaser, and the German Purchaser shall purchase, acquire and accept from the Seller, free and clear of all Liens (other than any transfer restrictions arising under applicable securities Laws), all right, title and interest in and to the Transferred Equity Interests. The transfer of the Transferred Equity Interests shall be effected at the Closing on the basis of a separate transfer agreement subject to German law, and to be notarized in accordance therewith, substantially in the form attached hereto as Exhibit A (the “German Local Transfer Agreement”).

1.2          Purchase and Sale of the Purchased Assets.

(a)          Purchased Assets. At the Closing, subject to the terms and conditions of this Agreement, the Seller shall sell, assign, transfer, convey and deliver to the US Purchaser, and the US Purchaser shall purchase, acquire, and accept from the Seller, free and clear of all Liens (other than Permitted Liens), all of the Seller’s rights, title and interest in all assets, properties and rights primarily used in or necessary to conduct or operate the Business, including the following assets, properties and rights (collectively, the “Purchased Assets”):

(i)         all tangible and real assets and tangible personal property primarily used in or necessary to conduct or operate the Business (other than real property), including all machinery and equipment, fixtures, tools, office equipment, supplies, accessories, computer equipment and systems, hardware and other materials primarily used in or necessary to conduct or operate the Business or the Purchased Assets, including those tangible and real assets and tangible personal property set forth on Section 1.2(a)(i) of the Seller Schedules;

(ii)        all Inventory primarily related to or necessary to conduct or operate the Business;

(iii)       all Transferred IP, including that which is set forth on Section 1.2(a)(iii) of the Seller Schedules;

(iv)       the Contracts primarily related to the Business, including the Contracts set forth on Section 1.2(a)(iv) of the Seller Schedules and all rights thereunder (the “Assumed Contracts”);

(v)        all Business Permits, including the Business Permits set forth on Section 1.2(a)(v) of the Seller Schedules;

(vi)       all of the Seller’s Accounts Receivable, credits, prepaid expenses, deferred charges, advanced payments, security deposits and other prepaid items primarily related to the Business, the Purchased Assets or the Assumed Liabilities; provided, however, that this shall not include any deposits paid to a professional employer organization in connection with a Business Employee;

(vii)      all of the Seller’s claims, causes of action, remedies, rights to sue for and collect damages (including for past, present or future Infringement, misappropriation, or other violation or impairment of any Transferred IP and all royalties, fees, income, payments, and other proceeds hereafter due or payable with respect thereof) defenses and rights of offset or counterclaim against third parties primarily related to any Purchased Asset or any Assumed Liability, including unliquidated rights under vendors’ warranties;

(viii)     books; records; files; papers; business plans; projections; materials; contract records; former, current and prospective customer lists; current and prospective vendor and supplier lists; customer and supplier purchasing histories; distribution lists; pricing information; sales material and records (including pricing history, total sales, terms and conditions of sales, and sales and pricing policies and practices); quality control records and procedures; product documentation; drawings; samples; invention disclosures; technical information; results of research and other data; marketing, promotional and sales literature; manuals; sales and purchase records; service and warranty records; machinery and equipment maintenance files; production data; databases; financial and accounting records; files and documentation primarily relating to the Transferred IP; all Tax Returns, Tax records and other Tax information primarily relating to the Business and/or the Purchased Assets; and all other documents and records, in each case, primarily related to the Business, the Purchased Assets or the Assumed Liabilities and whether in hard copy or electronic format, other than the Retained Personnel Records (the foregoing collectively, the “Business Records”);

(ix)        all insurance, warranty and condemnation net proceeds received after the Closing Date with respect to the Purchased Assets, the Business or the Assumed Liabilities;

(x)         except to the extent that disclosure of such records would be prohibited by applicable privacy or data protection Laws without the applicable individual’s consent (“Retained Personnel Records”), all personnel records and files of the Seller with respect to the Transferred Employees, including all Forms I-9 and supporting work authorization documentation;

(xi)        all goodwill of the Business or the Purchased Assets; and

(xii)       all nondisclosure and confidentiality agreements and other restrictive covenant agreements (including noncompete and nonsolicitation agreements) with the Transferred Employees, in each case, which run in favor of the Seller, and all rights and claims related to any of the foregoing, in each case to the extent related to the Business or any of the Purchased Assets; provided, that the Seller will remain a third-party beneficiary of all such agreements with all rights to enforce the same subject to and in accordance with Section 4.3(a)(iv).

Notwithstanding anything to the contrary in this Section 1.2(a), any assets, properties and rights of the Transferred Company shall not constitute Purchased Assets, it being acknowledged and agreed that such assets, properties and rights shall remain the assets, properties and rights of the Transferred Company immediately after the Closing.

(b)          Excluded Assets. Notwithstanding the foregoing Section 1.2(a), the Purchased Assets do not include, and neither the Seller nor any of its Affiliates is selling, assigning, transferring, conveying or delivering, and neither the US Purchaser nor any of its Affiliates is purchasing, acquiring or accepting from the Seller or any of its Affiliates, any of the following assets, properties and rights, of the Seller or any of its Affiliates (collectively, the “Excluded Assets”):

(i)         all cash and cash equivalents of the Seller or any of its Subsidiaries, including any restricted cash, together with all rights to all bank accounts of the Seller or any of its Subsidiaries;

(ii)        all Contracts to which the Seller is a party that are not Assumed Contracts, and all Contracts set forth on Section 1.2(b)(ii) of the Seller Schedules (the “Excluded Contracts”);

(iii)       all (A) Tax Returns not primarily related to the Business or the Purchased Assets, (B) Tax Returns that are consolidated, combined or otherwise group Tax Returns, and (C) all minute books, organizational documents, stock and share registers, and such other books (including company books) and records of the Seller and its Affiliates as pertain to ownership, organization or existence of the Seller and its Affiliates;

(iv)       all interest in or right to any refund of Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for, or applicable to, any taxable period (or portion thereof) ending on or prior to the Closing Date;

(v)        all personnel files for current and former service providers of the Seller and its Affiliates who are not Transferred Employees, and all Retained Personnel Records;

(vi)       all Seller Benefit Plans and Employee Agreements (in the case of Employee Agreements, except as set forth in Section 1.2(a)(xii)), together with the assets of such Seller Benefit Plans, and insurance policies, administrative services agreements and other Contracts related thereto;

(vii)      except as set forth in Section 1.2(a)(ix), all insurance policies of the Seller and its Subsidiaries, subject to Section 4.4;

(viii)     all rights of the Seller and its Affiliates under this Agreement, any Ancillary Agreement or any Excluded Contract;

(ix)        all Contracts between the Seller and any professional employer organization;

(x)         all capital stock and other equity interests of any Person, other than the Transferred Equity Interests (the foregoing (i) through (x), the “Specified Excluded Assets”); and

(xi)        any assets, properties or rights that are not Purchased Assets, including all Intellectual Property Rights that are not Transferred IP.

Notwithstanding anything to the contrary in this Section 1.2(b), any assets, properties and rights of the Transferred Company shall not constitute Excluded Assets, it being acknowledged and agreed that such assets, properties and rights shall remain the assets, properties and rights of the Transferred Company immediately after the Closing.

1.3          Assumption of Liabilities.

(a)          Upon the terms and subject to the conditions of this Agreement and effective as of the Closing, and from and after the Closing, the US Purchaser shall assume, pay, discharge or perform when due, as appropriate, the Seller’s executory obligations arising under the Assumed Contracts, including any payment obligations, performance obligations, and any other commitments required to be fulfilled in accordance with the terms of such Assumed Contracts (collectively, the “Assumed Liabilities”); provided, however, that the US Purchaser shall not assume or be responsible for (and the Assumed Liabilities shall not include) any Liabilities that arise from or are directly related to: (i) (A) defaults, violations or breach of any Purchased Assets or applicable Law on or prior to the Closing, (B) events occurring on or prior to the Closing, which, after notice or lapse of time or both, would constitute a default, violation or breach, including breach of warranty or covenant, in each case whether or not a claim for such default, violation or breach is made prior to, as of or following the Closing or (C) the execution and delivery of this Agreement or the consummation of the Transactions; or (ii) any indemnification or hold harmless obligation that arises out of an event, act, omission, or condition occurring or existing as of or prior to the Closing. Notwithstanding anything to the contrary contained this Section 1.3(a), any Liabilities of the Transferred Company shall not constitute Assumed Liabilities, it being acknowledged and agreed that such Liabilities (after giving effect to transactions contemplated by the Intercompany Assumption Agreement) shall remain the Liabilities of the Transferred Company immediately after the Closing.

(b)          Excluded Liabilities. Except for the Assumed Liabilities, the US Purchaser shall not assume, and shall have no liability for, any Liabilities of the Seller or its Subsidiaries or Affiliates, or any of their respective predecessors in interest, of any kind, character or description whatsoever (such unassumed Liabilities, the “Excluded Liabilities”), all of which shall continue to be Liabilities of the Seller and its Subsidiaries and Affiliates. For the avoidance of doubt and without intending to limit the generality or effect of the foregoing, the Excluded Liabilities shall include (and the Assumed Liabilities shall not include) the following Liabilities of the Seller and its Subsidiaries and Affiliates and their respective predecessors in interest:

(i)         all Transaction Expenses;

(ii)        all Liabilities arising out of or relating to any Indebtedness of the Seller (including, for the avoidance of doubt, any outstanding Indebtedness owed to the Business by the Seller or any officer, director, employee or Affiliate of the Seller or any individual in such officer’s, director’s, employee’s or Affiliate’s (to the extent a natural person) immediate family);

(iii)       all Excluded Taxes;

(iv)       all Liabilities relating to or arising out of any Seller Benefit Plans or Employment Agreements;

(v)        all Liabilities relating to, or in respect of, any Non-Business Service Provider or any Business Service Provider that is not a Transferred Employee, including, and in each case as applicable, (A) all salaries, wages, commissions, contractual incentive payments, severance, accrued paid time off, contractual bonuses, employer insurance contributions and similar obligations (including all related Taxes and social insurance costs), (B) relating to compliance with the requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I or ERISA, or a similar state or local Law, including the provision of continuation coverage, (C) in the form of long-term disability (whether long-term or short-term) coverage, (D) in the form of any workers’ compensation, occupational disease or illness, state or other disability or similar workers’ protection claims, (E) relating to any misclassification of individual independent contractors or consultants, or (F) any compensation or benefits that a Non-Business Service Provider or Business Service Provider that is not a Transferred Employees may become entitled to receive however arising, including in connection with (1) (I) the termination of such Person’s employment with the Seller or its Subsidiaries or (II) the termination of such Person’s engagement as an individual independent contractor or consultant of the Seller or its Subsidiaries, (2) the Transactions, (3) such Person’s claim that his or her employment should have transferred to the Purchaser pursuant to applicable Law or otherwise, or (4) such Person’s not accepting an applicable Qualifying Offer of employment (in the case of an Employment Offer) on the terms, and within the time period, required by the Purchasers;

(vi)       all Liabilities relating to, or in respect of, any Transferred Employee that arise, are pursuant to arrangements entered into, or are incurred prior to or as of the Transferred Employee’s commencement of employment with the Purchasers and their Affiliates, including (1) all salaries, wages, commissions, contractual incentive payments, variable compensation, allowances, severance, accrued paid time off (or similar benefits), accrued vacation, sick leave, contractual bonuses (including retention bonuses and incentive bonuses), employer insurance contributions and similar obligations (including all related Taxes and social insurance costs), (2) relating to compliance with the requirements of Section 4980B of the Code, Part 6 of Subtitle B of Title I or ERISA, or a similar state or local Law, including the provision of continuation coverage, with respect to all Transferred Employees and their spouses and dependents, for whom a qualifying event occurs prior to or on the Closing, (3) in the form of long-term disability (whether long-term or short-term) coverage of Transferred Employees for whom the incident or circumstance giving rise to such coverage occurred prior to or on the Closing, (4) in the form of any workers’ compensation, occupational disease or illness, state or other disability or similar workers’ protection claims with respect to any Transferred Employees to the extent the injury or illness giving rise to such claim originated or arose on or prior to the Closing, (5) relating to any misclassification of individual independent contractors or consultants, or (6) any compensation or benefits that a Transferred Employee may become entitled to receive in connection with either (I) the termination of such Transferred Employees employment with the Seller or its Subsidiaries or (II) the Transactions (excluding, for purposes of this subsection (vi), Liabilities relating to or arising under or in respect of any arrangements entered into by or at the direction of any such Purchaser or its Affiliates, including any Signing Hire Documents, Qualifying Offers, other offers of employment, or other arrangements entered into between any Transferred Employee and any Purchaser or any of its Affiliates);

(vii)      all Liabilities arising out of the Excluded Assets;

(viii)     all Liabilities due and payable on or before the Closing Date arising out of or in connection the prosecution or maintenance of Transferred IP;

(ix)        all Pre-Closing Environmental Liabilities;

(x)         all Liabilities relating to, or in respect of, any Business Service Provider of any kind, which Liabilities arise at or prior to the Closing or, if later, the commencement of such Business Service Provider’s service with the Purchasers or their Affiliates in connection with the Transactions, including Liabilities that arise out of or relate to (i) layoffs or other reductions in force that occurred, (ii) events that occurred that could give rise to any claims of unlawful harassment, discrimination, or retaliation, (iii) actions by professional employment organizations and (iv) the execution of this Agreement or the Transactions (excluding, for purposes of this subsection (x), Liabilities relating to or arising under or in respect of any arrangements entered into by or at the direction of any such Purchaser or its Affiliates, including any Signing Hire Documents, Qualifying Offers, other offers of employment, or other arrangements entered into between any Transferred Employee and any Purchaser or any of its Affiliates);

(xi)        all Liabilities of the Seller to its direct or indirect equityholders or Affiliates;

(xii)       the 908 Germany Excluded Liabilities assumed by (or purported to be assumed by) the Seller pursuant to the Intercompany Assumption Agreement; and

(xiii)      any Liabilities of the Seller under this Agreement and each Ancillary Agreement.

Notwithstanding anything to the contrary in this Section 1.3(b), no Liabilities of the Transferred Company shall constitute Excluded Liabilities, it being acknowledged and agreed that such Liabilities (after giving effect to transactions contemplated by the Intercompany Assumption Agreement) shall remain the Liabilities of the Transferred Company immediately after the Closing.

(c)          Purchasing and Assuming Entities. (i) The Transferred Equity Interests sold, assigned, transferred, conveyed and delivered hereunder by the Seller shall be purchased and acquired by the German Purchaser, (ii) all Purchased Assets sold, assigned, transferred, conveyed and delivered by the Seller shall be purchased and acquired by the US Purchaser and (iii) all Liabilities of the Seller that are Assumed Liabilities shall be assumed by the US Purchaser.

1.4          Non-Assignable Assets; Wrong Pockets.

(a)          Unless otherwise determined in writing by the US Purchaser in its sole and absolute discretion, notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to sell, transfer, assign or deliver to the US Purchaser any Assumed Contract or Business Permit or other Purchased Asset if an attempted sale, transfer, assignment or delivery thereof (i) would result in a violation of applicable Law, or (ii) would not be effective to sell, transfer, assign or deliver such Purchased Asset under applicable Law or would result in a breach or violation with respect to such Purchased Asset by reason of requiring the consent, authorization, approval or waiver of a Person who is not a party to this Agreement (including any Governmental Body) or an Affiliate of a party to this Agreement and such consent, authorization, approval or waiver shall not have been obtained prior to the Closing (each a “Deferred Asset”). The Seller and the Purchasers shall use commercially reasonable efforts to, and cooperate with each other in any mutually agreeable, commercially reasonable and lawful arrangements designed to, obtain any such required consent, authorization, approval or waiver as promptly as practicable after the Closing. Until such consent, authorization, approval or waiver is obtained, the Seller shall provide to the US Purchaser the benefits under such Deferred Asset, and once such consent, authorization, approval or waiver is obtained, the Seller shall sell, assign, transfer and deliver to the US Purchaser (or one or more of its Affiliates designated by the US Purchaser) as promptly as practicable the relevant Deferred Asset to which such consent, authorization, approval or waiver relates for no additional consideration. Without limiting the foregoing, in the event that any such consent, authorization, approval or waiver is not obtained prior to the Closing, the Seller shall enter into such arrangements (including subleasing or subcontracting if permitted) to provide to the US Purchaser the economic and operational equivalent of obtaining such consent, authorization, approval or waiver and assigning or transferring to the US Purchaser such Deferred Asset, including enforcement for the benefit of the US Purchaser of all claims or rights arising thereunder.

(b)         If at any time on or after the Closing Date, the Seller or its Affiliates shall receive or otherwise possess any of the Purchased Assets or rights related thereto (including cash received after the Closing as a result of possession of such Purchased Assets or in respect of any Accounts Receivable that were included in the Purchased Assets) that should belong to the US Purchaser (including Purchased Assets that were not transferred to the US Purchaser because such assets were not discovered until after the Closing or inadvertently were not assigned), the Seller shall, and shall cause its Affiliates to, promptly transfer, or cause to be transferred, such Purchased Assets or right related thereto to the US Purchaser (or one or more of its Affiliates designated by the US Purchaser) without payment or consideration. Prior to any such transfer in accordance with this Section 1.4(b), the Seller or its Affiliates receiving or possessing such asset or right shall hold such asset in trust for the US Purchaser. Without limitation of the foregoing, in the event the Seller or any of its Affiliates receives any payment in respect of any Purchased Asset, the Seller shall promptly deliver such payment to an account designated in writing by the US Purchaser by wire transfer of immediately available funds.

(c)          If at any time on or after the Closing Date, any Purchaser or any of their Affiliates shall receive or otherwise possess any of the Excluded Assets or rights related thereto (including cash received after the Closing as a result of possession of such Excluded Assets) that should belong to the Seller, the US Purchaser shall, and shall cause its Affiliates to, transfer, or cause to be transferred, such Excluded Assets or right related thereto to the Seller (or one or more of its Affiliates designated by the Seller) without payment or consideration. Prior to any such transfer in accordance with this Section 1.4(c), the Purchasers shall hold such asset or right in trust for the Seller. Without limitation of the foregoing, in the event the Purchasers or any of their Affiliates receives any payment in respect of an Excluded Asset, the US Purchaser shall promptly deliver such payment to an account designated in writing by the Seller by wire transfer of immediately available funds.

1.5          Transaction Consideration.

The aggregate purchase price payable by the US Purchaser for the Purchased Assets shall be an amount in cash equal to (a) $56,046,704 minus (b) any Net Working Capital Shortfall (if any, as finally determined pursuant to Section 1.10(b)(ii)), plus (c) any Net Working Capital Surplus (if any, as finally determined pursuant to Section 1.10(b)(ii)) (the resulting calculation of items (a) through (c), the “US Purchase Price”) plus (d) the Purchasers’ assumption of the Assumed Liabilities (the resulting calculation of items (a) through (d), the “Purchase Consideration”). The aggregate purchase price payable by the German Purchaser for the Transferred Equity Interests shall be an amount in cash equal to $14,000,000 (the “German Purchase Price” and together with the US Purchase Price, the “Purchase Price”). At the Closing, the German Purchaser shall deliver to the Seller an aggregate amount equal to the German Purchase Price for the Transferred Equity Interests and the US Purchaser shall deliver an aggregate amount for the Purchased Assets equal to (a) $56,046,704 plus (b) any estimated Net Working Capital Surplus (as set forth in the Estimated Closing Statement), minus (c) any estimated Net Working Capital Shortfall (as set forth in the Estimated Closing Statement) (the resulting calculation of items (a) through (c), the “Estimated Adjusted US Closing Payment”) minus (d) the Escrow Amount, in each case by wire transfer of immediately available funds to one or more accounts designated by the Seller by written notice to the US Purchaser prior to the Closing Date. The allocation of the Purchase Price between the Transferred Equity Interests and the Purchased Assets as set forth in this Section 1.5 is referred to as the “Relative Purchase Price Allocation.”

1.6          The Closing.

(a)          The closing of the sale and purchase of the Transferred Equity Interests and the Purchased Assets (the “Closing”) shall take in virtual electronic form via exchange of .pdf or other electronic transmission of documents (including the Seller’s receipt of formal confirmation of receipt of the German Purchase Price) on the date hereof, concurrently with the execution of this Agreement (such date and time, the “Closing Date”).

(b)         On the Business Day immediately preceding the Closing Date, the Seller and the German Purchaser shall have executed the German Local Transfer Agreement before a public notary in Frankfurt, Germany, by which the Transferred Equity Interests are transferred from the Seller to the German Purchaser on the condition precedent (aufschiebende Bedingung) of the payment of the German Purchase Price at the Closing Date.

1.7          Closing Deliverables.

(a)          Deliveries of the Seller. At the Closing, the Seller shall deliver or cause to be delivered to the applicable Purchasers:

(i)         evidence in form and substance reasonably satisfactory to the US Purchaser, that the Seller has obtained the consents, approvals or other authorizations set forth on Section 1.7(a)(i) of the Seller Schedules, effective as of the Closing;

(ii)        a counterpart of the Bill of Sale and Assignment and Assumption Agreement, duly executed by the Seller;

(iii)       a counterpart of the Patent Assignment Agreement, duly executed by the Seller;

(iv)       a counterpart of the Trademark Assignment Agreement, in the form attached hereto as Exhibit L (the “Trademark Assignment Agreement”), duly executed by the Seller;

(v)        a counterpart of the Restrictive Covenant Agreement, duly executed by the Seller;

(vi)       a duly executed IRS Form W-9 of the Seller;

(vii)      a counterpart of the Transition Services Agreement, duly executed by the Seller;

(viii)     a counterpart of the Supply Agreement, duly executed by the Seller;

(ix)        a counterpart of the Escrow Agreement, duly executed by the Seller;

(x)         a counterpart of the Owned IP License, duly executed by the Seller;

(xi)        a counterpart of the UNC IP Sublicense, duly executed by the Seller;

(xii)       a duly executed Intercompany Assumption Agreement between the Seller and the Transferred Company in the form attached hereto as Exhibit K (the “Intercompany Assumption Agreement”);

(xiii)      any instruments and documents which are necessary to release any and all Liens (other than Permitted Liens) on the Purchased Assets and the Transferred Equity Interests;

(xiv)     evidence in form and substance reasonably satisfactory to the US Purchaser, that the Seller has terminated the agreements set forth on Section 1.7(a)(xiv) of the Seller Schedules, effective as of the Closing; and

(xv)      evidence reasonably acceptable to Purchasers of evidence of the actions set forth on Schedule 1.7(a)(xv) of the Seller Schedules.

(b)          Deliveries of the Purchasers. In addition to the payment contemplated by Section 1.5, at the Closing, the Purchasers shall deliver or cause to be delivered to the Seller:

(i)         a written confirmation of the payment to the Seller of the German Purchase Price and the Estimated Adjusted US Closing Payment;

(ii)        a counterpart of the Bill of Sale and Assignment and Assumption Agreement, duly executed by the US Purchaser;

(iii)       a counterpart of the Patent Assignment Agreement, duly executed by the US Purchaser;

(iv)       a counterpart of the Trademark Assignment Agreement, duly executed by the US Purchaser;

(v)        a counterpart of the Supply Agreement, duly executed by the US Purchaser;

(vi)       a counterpart of the Restrictive Covenant Agreement, duly executed by the US Purchaser;

(vii)      a counterpart of the Transition Services Agreement, duly executed by the US Purchaser;

(viii)     a counterpart of the Escrow Agreement, duly executed by the US Purchaser and the Escrow Agent;

(ix)        a counterpart of the Owned IP License, duly executed by the US Purchaser; and

(x)         a counterpart of the UNC IP Sublicense, duly executed by the US Purchaser.

(c)          Delivery to Escrow Agent. By virtue of this Agreement and without any act of the Seller, at the Closing, the US Purchaser shall deposit with the Escrow Agent the Escrow Amount as security for the Net Working Capital Amount adjustment set forth in Section 1.10 and the indemnification obligations of the Seller provided for in Article V. Such deposit and any interest or earnings paid thereon (the “Escrow Fund”) shall constitute escrow funds to be governed by the terms of the Escrow Agreement, attached hereto as Exhibit J (the “Escrow Agreement”). The US Purchaser shall be treated for U.S. federal income Tax purposes as the owner of all amounts deposited with the Escrow Agent prior to the release of such amounts and shall be entitled to a quarterly tax distribution from any interest or earnings paid on the Escrow Fund, subject to and in accordance with the Escrow Agreement.

1.8          Allocation.

(a)          Within ninety (90) days after the Closing Date, the US Purchaser shall prepare and deliver to the Seller a schedule allocating the US Purchase Price attributable to the Purchased Assets (including, as appropriate for Tax purposes, any Assumed Liabilities and other relevant items properly treated as purchase price) among the Purchased Assets (the “Tax Allocation Schedule”). The Tax Allocation Schedule will be prepared in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder and the methodology set forth on Section 1.8 of the Seller Schedules. If the Seller disagrees with the Tax Allocation Schedule, then the Seller shall notify the US Purchaser of such disagreement within thirty (30) days after the US Purchaser’s delivery of the Tax Allocation Schedule and the US Purchaser shall consider in good faith any and all reasonable comments provided by the Seller within fifteen (15) days, to the extent consistent with the methodology set forth on Section 1.8 of the Seller Schedules. If the US Purchaser and the Seller shall disagree as to any portion of such Tax Allocation Schedule, the US Purchaser and the Seller shall negotiate in good faith to resolve any such disagreement and shall amend the Tax Allocation Schedule to reflect any resolution agreed to in writing. If the US Purchaser and the Seller are unable to agree on a final allocation within fifteen (15) days after the delivery of the Seller’s objection to the Tax Allocation Schedule, the US Purchaser and the Seller shall instruct a U.S. nationally recognized accounting firm experienced in such matters and reasonably satisfactory to both the US Purchaser and the Seller (the “Tax Matters Accounting Firm”) to use its best efforts to determine a final allocation as promptly as possible and in no event later than twenty (20) days after submission of the matter to the Tax Matters Accounting Firm. Only disputed items relating to the Tax Allocation Schedule shall be submitted to the Tax Matters Accounting Firm for review. All determinations of the Tax Matters Accounting Firm relating to the disputed items, including, if necessary, based on a valuation of any of the Purchased Assets, absent manifest error, shall be final and binding on the parties and shall produce a final allocation. The fees and expenses of the Tax Matters Accounting Firm shall be borne one-half by the US Purchaser and one-half by the Seller. Any final allocation agreed or otherwise determined pursuant to this Section 1.8 shall be the “Final Tax Allocation Statement” for purposes of this Agreement, and the final Tax Allocation Schedule (as modified by the Final Tax Allocation Statement pursuant to this Section 1.8) shall be the “Final Tax Allocation Schedule”. The Final Tax Allocation Statement and the Final Tax Allocation Schedule shall be binding on the Purchasers, the Seller, and their respective Affiliates. If an election is made pursuant to Section 4.7(a), the parties shall utilize the same mechanism described pursuant to this Section 1.8(a) to allocate the German Purchase Price.

(b)         The US Purchaser and the Seller and each of their respective Affiliates shall: (i) be bound by the Final Tax Allocation Schedule and the Relative Purchase Price Allocation for Tax purposes; (ii) prepare and file their Tax Returns (including IRS Form 8594) on a basis consistent with the Final Tax Allocation Schedule and the Relative Purchase Price Allocation; (iii) cooperate in the filing of any forms (including IRS Form 8594) required to be filed with regard to the Final Tax Allocation Schedule or the Relative Purchase Price Allocation, including any amendments to such forms required pursuant to any applicable Law or this Agreement; and (iv) take no position inconsistent with the Final Tax Allocation Schedule or the Relative Purchase Price Allocation on any applicable Tax Return or in any proceeding before any Governmental Body or otherwise, unless otherwise required by a final “determination” (within the meaning of Section 1313 of the Code or a comparable provision of state, local or non-U.S. Law). If the Final Tax Allocation Schedule or the Relative Purchase Price Allocation is disputed by any Governmental Body, the party receiving notice of the dispute shall promptly notify the other party, and the parties agree (and shall cause their respective Affiliates) to use their reasonable best efforts to defend such Tax Allocation Schedule or the Relative Purchase Price Allocation in any audit or similar proceeding and the matter shall be referred to the Tax Matters Accounting Firm as described in Section 1.8(a).

(c)          If a Section 338(g) Election is made, the German Purchase Price shall be allocated for U.S. federal income tax purposes in the same fashion mutatis mutandis as the US Purchase Price was allocated pursuant to Section 1.8(a) and (b) above.

1.9          Withholding Rights.

Notwithstanding anything to the contrary in this Agreement, each Purchaser shall be entitled to deduct and withhold from the consideration otherwise deliverable under this Agreement, and from any other payments otherwise required pursuant to this Agreement, such amounts as such Purchaser or its Affiliates are required to deduct and withhold with respect to any such deliveries and payments under applicable Law. To the extent that amounts are so withheld and remitted to the applicable Taxing Authority, they shall be treated for all purposes of this Agreement as having been delivered and paid to such person in respect of which such deduction and withholding was made. Other than any deduction or withholding attributable to a Person’s failure to deliver the documentation described in Section 1.7(b)(vi), if a Purchaser determines that it is required to deduct or withhold Taxes in respect of the transactions contemplated by this Agreement, then such Purchaser shall provide at least five (5) days prior written notice to the party with respect to which such deduction and withholding is proposed to be made and will cooperate in good faith with such party to minimize or eliminate such deduction and withholding requirement.

1.10          Net Working Capital Adjustment.

(a)          Prior to the Closing Date, the Seller has delivered to the US Purchaser (i) a statement (the “Estimated Closing Statement”), in form and substance reasonably acceptable to the US Purchaser, setting forth the Seller’s good-faith estimates of the Net Working Capital Amount and the Estimated Adjusted US Closing Payment, prepared in accordance with the Accounting Principles, and (ii) a certificate setting forth a good faith estimate of the cash and cash equivalents of the Transferred Company (exclusive of any restricted cash) as of the end of the Business Day immediately prior to the Closing Date.

(b)          Preparation of Final Purchaser Closing Statement.

(i)          Within one hundred twenty (120) calendar days after the Closing Date, the US Purchaser shall deliver to the Seller a statement (the “Purchaser Closing Statement”) setting forth in reasonable detail the US Purchaser’s calculation of the Net Working Capital Amount, along with the corresponding Net Working Capital Shortfall or Net Working Capital Surplus (as applicable) and the US Purchase Price based on the foregoing (the “Purchaser Closing Calculation”). The Purchaser Closing Calculation shall be prepared in accordance with the Accounting Principles.

(ii)        Unless the Seller delivers the Dispute Notice (as defined below) within forty-five (45) days after receipt of the Purchaser Closing Statement, such Purchaser Closing Statement shall be deemed the “Final Purchaser Closing Statement”, shall be binding upon the Seller and the Purchasers and shall not be subject to dispute or review. If the Seller disagrees with the Purchaser Closing Statement, the Seller may, within forty-five (45) days after receipt thereof, notify the US Purchaser in a writing (the “Dispute Notice”), which Dispute Notice shall provide reasonable detail of the nature of each disputed item on the Purchaser Closing Statement, including all supporting documentation thereto, and the Seller shall be deemed to have agreed with all other items and amounts not disputed and contained in the Purchaser Closing Statement delivered pursuant to Section 1.10(b)(i). If the Seller timely delivers a Dispute Notice to the US Purchaser, the US Purchaser and the Seller shall first use commercially reasonable efforts to resolve such dispute between themselves and, if the US Purchaser and the Seller are able to resolve such dispute, the Purchaser Closing Statement shall be revised to the extent necessary to reflect such resolution, shall be deemed the “Final Purchaser Closing Statement” and shall be conclusive and binding upon the Seller and the Purchasers and shall not be subject to dispute or review. If the US Purchaser and the Seller are unable to resolve the dispute within ten (10) days after receipt by the US Purchaser of the Dispute Notice (or such other period as the US Purchaser and Seller may mutually agree in writing), the US Purchaser and the Seller shall submit the dispute to a nationally recognized independent accounting firm selected by the US Purchaser and the Seller which shall not have been engaged for any material matter, directly or indirectly, by any party hereto within the preceding two years (the “Accountant”). The Accountant shall be directed to act as an expert and not an arbiter and shall be directed to determine only those items that remain in dispute on the Purchaser Closing Statement. Each of the US Purchaser and the Seller shall furnish to the Accountant such workpapers and other documents and information relating to such objections as the Accountant may reasonably request and are available to that party or its Affiliates (or its independent public accountants) and will be afforded the opportunity to present to the Accountant any material relating to the determination of the matters in dispute and to discuss such determination with the Accountant. Each of the US Purchaser and the Seller shall assign a value to each disputed item and the Accountant shall determine each disputed item separately (based on the determination that most closely complies with the terms of this Agreement), but shall not assign a value to any disputed item that is greater than the greatest value for such disputed item assigned to it by either party or less than the smallest value for such disputed item assigned to it by either party. Each of the US Purchaser and the Seller shall cause the Accountant to promptly, but in any event, no later than thirty (30) days after engagement, deliver a written report to the US Purchaser and the Seller as to the resolution of the disputed items and the resulting calculation of Net Working Capital Amount, along with the corresponding Net Working Capital Shortfall or Net Working Capital Surplus (as applicable) and the US Purchase Price based on the foregoing. The calculations of Net Working Capital Amount, along with the corresponding Net Working Capital Shortfall or Net Working Capital Surplus (as applicable) and the US Purchase Price based on the foregoing, to the extent disputed, as determined by the Accountant shall be deemed the Final Purchaser Closing Statement, and the Final Purchaser Closing Statement (including such updated calculations) shall be conclusive and binding upon the Seller and the Purchasers and shall not be subject to dispute or review. The fees and expenses of the Accountant in connection with the resolution of disputes pursuant to this Section 1.10(b)(ii) shall be paid (A) by the Seller, if the US Purchaser’s calculation of the portion of the Purchaser Closing Statement in dispute is closer to the Accountant’s determination than the Seller’s calculation thereof, (B) by the Purchasers, if the reverse is true or (C) except as provided in clauses (A) or (B) above, equally by the Seller, on the one hand, and the Purchasers, on the other hand. The Purchasers and the Seller agree that they will, and agree to cause their respective representatives and independent accountants to, cooperate and assist in the preparation of the Final Purchaser Closing Statement and in the conduct of the reviews referred to in this Section 1.10(b)(ii), including the making promptly available to the extent necessary of books, records, work papers and personnel.

(iii)       Within five (5) Business Days following the final determination of the US Purchase Price (the “Final Closing Calculation”) pursuant to the Final Purchaser Closing Statement, if the US Purchase Price is less than the Estimated Adjusted US Closing Payment (such difference, the “Final Shortfall”), the Final Shortfall shall first be recovered by the US Purchaser from the WC Escrow Fund; provided, however, that if the WC Escrow Fund is insufficient to satisfy the Final Shortfall in full, the US Purchaser shall then recover the remaining balance from the Indemnification Escrow Fund; provided, further, that if both the WC Escrow Fund and the Indemnification Escrow Fund are insufficient to satisfy the Final Shortfall in full, then, in addition to the full disbursement of the WC Escrow Fund and Indemnification Escrow Fund to the US Purchaser, the Seller shall be obligated to pay the US Purchaser an amount equal to the remaining unpaid balance of the Final Shortfall by wire transfer of immediately available funds. Within five (5) Business Days following the determination of the Final Closing Calculation, if the US Purchase Price is greater than the Estimated Adjusted US Closing Payment, the US Purchaser shall pay to the Seller the amount of such excess by wire transfer of immediately available funds. For any release from the WC Escrow Fund and/or the Indemnification Escrow Fund pursuant to this Section 1.10(b)(iii), the US Purchaser and the Seller shall deliver to the Escrow Agent a joint written instruction as promptly as possible following such determination to (i) make the payments in accordance with this Section 1.10(b)(iii) and (ii) following such payments (or if there are no foregoing described payments because the US Purchase Price is an amount equal to the Estimated Adjusted US Closing Payment), release the balance of the WC Escrow Fund (if any) to the Seller.

(c)          Any payments made pursuant to this Section 1.10 shall be treated by all parties to this Agreement as adjustments to the US Purchase Price for all Tax purposes to the maximum extent permitted under Law.

Article II

SELLER’S REPRESENTATIONS AND WARRANTIES

Except as set forth in the Seller Schedules delivered by the Seller to the Purchasers on the date of this Agreement (it being understood and agreed that each disclosure set forth in the Seller Schedules shall qualify or modify each of the representations and warranties set forth in this Article II to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made), the Seller, hereby represents and warrants to the Purchasers as of the Closing as follows:

2.1          Organization; Authority and Enforceability.

(a)          The Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Seller has the requisite power and authority to own, lease, license and operate its properties and assets, including the Transferred Company and the Purchased Assets, and to carry on the Business. The Seller is duly authorized and qualified to do business and is in good standing in each other jurisdiction where it is required to be so authorized and qualified, except where the failure to be so organized, authorized, qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)          The Seller has the requisite power and authority to enter into, execute, deliver, and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be party, to carry out its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which the Seller is or will be party and the consummation by the Seller of the Transactions have been duly authorized by all necessary action on the part of the Seller, and no other proceedings of the Seller are necessary to authorize the Seller’s execution, delivery or performance of this Agreement and such Ancillary Agreements. This Agreement has been and each Ancillary Agreement to which the Seller is or will be party has been or will be prior to Closing, duly executed and delivered by the Seller, in each case, assuming the due authorization and execution thereof by each other party thereto. This Agreement and the Ancillary Agreements to which the Seller is or will be a party constitute the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, and (b) the availability of specific performance, injunctive relief and other equitable remedies (the “Enforceability Limitations”).

2.2          No Conflict; Required Filings and Consents.

(a)          Except as set forth on Section 2.2 of the Seller Schedules, the execution, delivery and performance by the Seller of this Agreement and each of the Ancillary Agreements to which the Seller is or will be a party and the consummation of the Transactions, do not and will not:

(i)         conflict with, violate, result in a breach of, or constitute a default under the Organizational Documents of the Seller or the Transferred Company;

(ii)        conflict with or violate any Law or Order applicable to the Seller, the Transferred Company, the Business, the Purchased Assets or the Assumed Liabilities;

(iii)       require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of any obligation under, or result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Assumed Contract, any Contract to which the Transferred Company is bound, or any Permit (including any Business Permit or Regulatory Permit) by which the Seller or the Transferred Company is bound or to which any of the Seller, the Transferred Company, the Purchased Assets or the Assumed Liabilities are subject; or

(iv)       result in the creation or imposition of a Lien on the Transferred Equity Interests, any assets or rights of the Transferred Company or any Purchased Asset (other than Permitted Liens),

in each case, except as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Business, the Purchased Assets or the Transferred Company.

(b)          No consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by, or with respect to, the Seller or the Transferred Company in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which the applicable Seller or Transferred Company is a party or the consummation of the Transactions.

2.3          Organization and Qualification of the Transferred Company.

(a)          The Transferred Company is an organization incorporated or organized and validly existing under the Laws of Germany. The Transferred Company is wholly owned by the Seller. No shareholder resolution was passed to liquidate the Transferred Company.

(b)          The Transferred Company is neither insolvent, over-indebted (überschuldet) or illiquid (zahlungsunfähig), and no insolvency proceedings have been opened or, to the Knowledge of the Seller, initiated at a German court in respect of the Transferred Company or its assets, or dismissed for lack of assets, and there are no circumstances which would justify the initiation or opening of such insolvency proceedings.

(c)          The Transferred Company has the requisite power and authority to enter into, execute, deliver, and perform its obligations under the Ancillary Agreements to which it is or will be party, to carry out its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance of the Ancillary Agreements to which the Transferred Company is or will be party and the consummation by the Transferred Company of the Transactions have been duly authorized by all necessary action on the part of the Transferred Company, and no other proceedings of the Transferred Company are necessary to authorize the Transferred Company’s execution, delivery or performance of such Ancillary Agreements. Each Ancillary Agreement to which the Seller is or will be party has been or will be prior to Closing, duly executed and delivered by the Transferred Company, in each case, assuming the due authorization and execution thereof by each other party thereto. The Ancillary Agreements to which the Transferred Company is or will be a party constitute the legal, valid and binding obligations of the Transferred Company, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by Enforceability Limitations. The Transferred Company is not active in the area of critical infrastructure as defined in Sec. 55a of the German Foreign Trade any Payments Ordinance (Außenwirtschaftsverordnung, AWV).

2.4          Capital Structure of the Transferred Company; Transaction Expenses of the Transferred Company.

(a)          The authorized equity interests and the number of issued and outstanding equity interests of the Transferred Company and the holder thereof is set forth on Section 2.4 of the Seller Schedules. The Transferred Equity Interests have been validly issued, fully paid up and are not subject to any further contribution obligation, and such Transferred Equity Interests collectively will constitute, as of the Closing, all of the issued and outstanding equity interests of the Transferred Company. There are no outstanding subscriptions, options, warrants, commitments, preemptive rights, deferred compensation rights, agreements, arrangements or commitments of any kind to which the Transferred Company is a party relating to the issuance of, or outstanding securities convertible into or exercisable or exchangeable for, any shares of capital stock of any class or other equity interest of the Transferred Company. There are no agreements to which the Transferred Company is a party with respect to the voting of any equity interests of the Transferred Company or which restrict the transfer of any such equity interests.

(b)          The Seller has good and valid title to the Transferred Equity Interests, free and clear of all Liens, except Liens on transfer imposed under applicable securities Laws, and the Transferred Equity Interests can be sold and transferred free of any competing rights, including purchase or call rights, subscription rights, preemptive rights or rights of first refusal.

(c)          The Transferred Company has no outstanding Indebtedness.

(d)          There are no Transaction Expenses of the Transferred Company arising or resulting from, triggered by or otherwise in connection with the execution of this Agreement or the Transactions.

2.5          Purchased Assets; Sufficiency of Assets.

(a)          Title to Assets. The Seller, directly or indirectly, has good, legal, valid and marketable title to, or a valid license or right to use, the Purchased Assets purported to be owned by the Seller, free and clear of any Liens, other than Permitted Liens. Upon execution and delivery by the Seller to the Purchasers of the instruments of conveyance included in the Ancillary Agreements, the Purchasers will become the true and lawful owner of, and will receive good and valid title to or a valid leasehold interest in, the Purchased Assets, free and clear of all Liens, other than Permitted Liens.

(b)          Sufficiency of Assets. The Purchased Assets, along with the Transferred Company, and the rights and assets thereof or thereto, when taken together with the licenses granted under the Owned IP License and the UNC IP Sublicense, the Specified Excluded Assets, and the services to be rendered pursuant to the Transition Services Agreement and the Supply Agreement, are sufficient for the conduct and operation of the Business in substantially the same manner as conducted by or on behalf of the Seller during the preceding twelve (12) month period and constitute all of the assets, properties or rights (tangible and intangible) primarily used in or necessary to conduct or operate the Business; provided that the foregoing representation and warranty is not and shall not be deemed to be a representation or warranty of any kind with respect to any Infringement, misappropriation, dilution, or violation of any Intellectual Property Rights of any other Person, which is addressed exclusively in Section 2.15(j). Each tangible Purchased Asset and tangible asset of the Transferred Company is free from material defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used. None of the Purchased Assets consists of real property. The Transferred Company does not own any real property. All tangible Purchased Assets are located on real property that is subject to a Lease that is an Assumed Contract.

(c)          No Remaining Assets. Immediately following the Closing, neither the Seller nor any Affiliate of the Seller will hold any assets, properties or rights that are primarily used in or necessary to conduct or operate the Business, other than the Specified Excluded Assets, the Intellectual Property Rights licensed pursuant to the Owned IP License and the UNC IP Sublicense and the services to be rendered pursuant to the Transition Services Agreement and Supply Agreement.

2.6          Financial Statements.

Section 2.6 of the Seller Schedules contains correct and complete copies of the following financial statements (collectively, the “Financial Statements”): the unaudited consolidated balance sheets of the Transferred Company and the Purchased Assets and Assumed Liabilities as of December 31, 2023 and December 31, 2024 (the “Latest Balance Sheet,” and the date thereof, the “Latest Balance Sheet Date”) and the related unaudited consolidated statements of income and cash flows for the fiscal year ended December 31, 2024 (collectively with the Latest Balance Sheet, the “Latest Financial Statements”). Each of the Financial Statements fairly presents the consolidated financial position and results of operations and cash flows (as applicable) of the Business as of the times and for the periods referred to therein. All Financial Statements have been prepared solely for the purpose of this Agreement and in accordance with GAAP (other than the lack of certain footnotes). The Seller and its Affiliates maintain accurate books and records reflecting their respective assets and liabilities, including with respect to the Purchased Assets, the Assumed Liabilities and the Transferred Company, and maintain a system of internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for internal purposes in accordance with GAAP.

2.7          Undisclosed Liabilities.

There are no material Liabilities of the Business or the Transferred Company or associated with the Purchased Assets (including any Assumed Liabilities), except for those: (a) reflected in the Latest Balance Sheet, (b) that have arisen since the Latest Balance Sheet Date in the Ordinary Course of Business (and not as a result of a breach or violation of any Contract, Law or Permit) and are not, individually or in the aggregate, material to the Business or (c) that are Excluded Liabilities.

2.8          Absence of Changes.

Since the Latest Balance Sheet Date, (a) the Seller, with respect to the Purchased Assets, and the Transferred Company have operated the Business and the Purchased Assets in the Ordinary Course of Business, (b) there has not been any event, development or state of facts or circumstances that has had or would reasonably be expected to have a Material Adverse Effect, and (c) neither the Seller nor any of its Affiliates (including the Transferred Company) has taken any of the following actions:

(i)         (A) acquired, or sold, assigned, licensed, transferred, conveyed, leased, or otherwise disposed of any property or assets of the Business (including any Seller IP) other than in the Ordinary Course of Business, (B) subjected to any Lien (other than any Permitted Lien), or allowed or suffered any Lien (other than any Permitted Lien) to be placed on any property or assets of the Business or the Purchased Assets, or (C) forgiven or cancelled any debts or actions owed to, or waived or released any material right or claims held by the Business or included in the Purchased Assets or Assumed Liabilities;

(ii)        incurred, created, assumed, endorsed or has otherwise become liable for any Indebtedness or responsible (whether directly, contingently or otherwise) for the obligations of any other Person or guarantee any Indebtedness, except Indebtedness not related to the Transferred Company, the Purchased Assets or the conduct of the Business and that does not impose any Lien on any Purchased Assets;

(iii)       acquired (by merger, consolidation, stock, or asset purchase or otherwise) any Person or any business or division of any Person or executed, entered into or agreed upon any letter of intent, term sheet, or similar arrangement, whether binding or non-binding, to so acquire any Person or any business or division, in each case that would constitute a Purchased Asset or create an Assumed Liability;

(iv)       made any material capital expenditure, or commitment therefor that would constitute a Purchased Asset or Assumed Liability;

(v)        (A) entered into any Contract that would constitute a Material Contract had it been entered into prior to the date hereof (other than any renewals of Contracts entered into in the Ordinary Course of Business on equivalent terms), (B) terminated, amended, restated or modified any Material Contract (other than expiration in accordance with the terms thereof as in effect on the date hereof), or (C) waived any material rights under any existing Material Contract;

(vi)       materially increased any Business Service Provider’s wage rate, salary rate, target bonus opportunities, long-term incentive opportunities, severance pay, other compensation, pension or other benefits payable or potentially payable;

(vii)      entered into, modified (including by extension or renewal), or terminated any Labor Agreement or, through negotiation or otherwise, made any commitment or incurred any liability to any Labor Entity with respect to any Business Employee;

(viii)     accelerated or delayed the collection of accounts receivable, payment of accounts payable or other liabilities or the receipt of accounts receivable, or changed or modified any existing accounting method, principle, or practice of the Business;

(ix)        (A) made, changed, or revoked any Tax election, (B) settled or compromised any Tax claim, (C) entered into any closing agreement with respect to Taxes, (D) surrendered any right to claim a Tax refund other than by reason of passage of time, (E) consented to any extension or waiver of the limitations period applicable to any Tax claim or assessment or (F) amended any Tax Return (unless otherwise required by Law);

(x)         solely with respect to the Business or the Transferred Company (A) made, changed, or revoked any material Tax election, (B) settled or compromised any material Tax claim, (C) entered into any closing agreement with respect to Taxes, (D) surrendered any right to claim a material Tax refund other than by reason of passage of time, (E) consented to any extension or waiver of the limitations period applicable to any material Tax claim or assessment or (F) amended any material Tax Return (unless otherwise required by Law);

(xi)        settled, compromised or initiated any Action with respect to the Business, or any Purchased Asset or the Assumed Liabilities;

(xii)       terminated the coverage of any Insurance Policies, or failed to maintain insurance upon all its material assets and properties pertaining to the Business or any Purchased Asset in such amounts and of such kinds comparable to that in effect as of the date hereof;

(xiii)      entered into any other transaction, agreement or arrangement with respect to the Business or any of the Purchased Assets or the Assumed Liabilities that is with a Related Party and not negotiated at arm’s length;

(xiv)     materially changed, terminated, failed to renew, abandoned, cancelled, let lapse, failed to continue to prosecute or defend, sold, transferred, or licensed, as may be applicable, or otherwise disposed of any Seller Owned IP;

(xv)      materially changed or altered its cash management procedures or management of working capital with respect to the Business;

(xvi)     authorized for issuance, issued, transferred or sold or agree to commit to issue, transfer or sell any equity interests in the Transferred Company;

(xvii)     made any changes to the Transferred Company’s Organizational Documents; or

(xviii)   entered into any commitment with respect to any of the foregoing.

2.9          Tax Matters.

(a)          Each of the Seller and the Transferred Company has properly filed or caused to be properly filed all income and other material Tax Returns required to be filed by or with respect to the Transferred Company, the Business or the Purchased Assets, and has paid in full all material Taxes (whether or not shown on any Tax Return) owed by the Transferred Company or with respect to the Business or the Purchased Assets for all taxable periods (or portions thereof) ending on or prior to the Closing Date. All such Tax Returns are correct and complete in all material respects. Neither the Seller nor the Transferred Company is presently the beneficiary of, or has requested, any extension of time within which to file any such Tax Return (other than any automatic extension for which approval of a Taxing Authority is not required). Since January 1, 2022, neither the Seller nor the Transferred Company has received a written claim from a Taxing Authority that the Seller or the Transferred Company is subject to taxation in a jurisdiction in which it does not file Tax Returns, in each case with respect to the Transferred Company, the Business or the Purchased Assets. There are no Liens for Taxes (other than Taxes not yet due and payable) on the Transferred Company or any of the Purchased Assets.

(b)          Each of the Seller and the Transferred Company has withheld and paid to the applicable Governmental Body, and will withhold and pay prior to the Closing Date, all material Taxes required to be withheld from payments to employees, independent contractors, creditors, members and other third parties in compliance with all withholding and similar provisions of any Tax laws with respect to the Transferred Company, the Business or the Purchased Assets.

(c)          Each of the Seller and the Transferred Company has not waived any statute of limitations or agreed to any extension of time with respect to any Tax payment, assessment, deficiency or collection with respect to the Transferred Company, the Business or the Purchased Assets.

(d)          Each of the Seller and the Transferred Company has not incurred any material Liability for Taxes with respect to the Transferred Company, the Business or the Purchased Assets from and after the date of the Latest Balance Sheet other than Taxes incurred in the Ordinary Course of Business.

(e)          Each of the Seller and the Transferred Company has delivered or made available to the Purchasers copies of, in each case solely with respect to the Transferred Company, the Business or the Purchased Assets: (i) all income and other material Tax Returns filed by the Seller and the Transferred Company for all completed Tax years that remains open for audit or review by the relevant taxing authority and (ii) all ruling requests, private letter rulings, notices of proposed deficiencies, closing agreements, settlement agreements, examination reports, and similar documents or communication in writing sent or received by the Seller or the Transferred Company, to the Knowledge of the Seller, relating to Taxes.

(f)           None of the Purchasers or the Transferred Company will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) any change in method of accounting for a taxable period ending prior to the Closing, (ii) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law with respect to state, local or foreign income Tax) executed prior to the Closing, (iii) any installment sale or open transaction disposition made prior to the Closing, or (iv) any prepaid amount received on or prior to the Closing outside the Ordinary Course of Business, in each case solely with respect to the Transferred Company, the Business or the Purchased Assets.

(g)          Neither the Seller nor the Transferred Company has participated in a transaction that is described as a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h)          To the Knowledge of the Seller, there is no action, suit, proceeding or audit or any notice of inquiry of any of the foregoing pending against or with respect to the Seller, the Transferred Company or the Business regarding Taxes of the Transferred Company, and no action, suit, proceeding or audit has been threatened in writing against or with respect to the Seller or the Transferred Company regarding such Taxes.

(i)           The Transferred Company does not employ (i) any individuals who are false self-employed (“scheinselbständig”); or (ii) any individuals who have to be treated similar to employees but are yet not treated as such by the Transferred Company.

(j)           To the Knowledge of the Seller, the Transferred Company is not or has not been involved in any transaction or event or has been party to any agreement which has given rise to or could give rise to a deemed dividend (“verdeckte Gewinnausschüttung”) or/and an income correction pursuant to section 1 para. 1 of the German Foreign Tax Act (“Außensteuergesetz”) and all transactions involving the Transferred Company. The Transferred Company has available and is in possession of all books, records, documents and notes (in particular but not limited to transfer pricing documentation) to be maintained by law, Tax provisions or administrative guidance or which are necessary for the ordinary conduct of the business for Tax or accounting purposes.

2.10          Restrictions on Business Activities.

Except as set forth on Section 2.10 of the Seller Schedules, there is no Contract or Order which is in effect as of the date hereof or may become in effect upon the passage of time which has the effect of materially prohibiting or impairing any business practice of the Seller or the Transferred Company with respect to the Business or the Purchased Assets or otherwise materially limiting the freedom of the Seller or the Transferred Company with respect to the Business or the Purchased Assets to engage in any line of business or to compete with any Person. Without limiting the generality of the foregoing, except as set forth on Section 2.10 of the Seller Schedules, neither the Seller, in relation to the Purchased Assets or the Business, nor the Transferred Company, has entered into any Contract under which such entity is, or may become, materially restricted from developing, selling, licensing, manufacturing or otherwise distributing or commercializing any Seller Owned IP or any Seller IP that is exclusively licensed to Seller or the Transferred Company or from providing products, including Seller Products, relating to the Business to any Person or in any jurisdiction.

2.11          Compliance with Orders and Laws.

Since January 1, 2022, each of the Seller, in relation to the Business and the Purchased Assets, and the Transferred Company has been and currently is in compliance in all material respects with any Laws or order, judgment, injunction, award, decree, sanction, compliance agreement or writ (collectively, “Orders”) applicable to it. Since January 1, 2022, neither of the Seller, with respect to the Business nor the Purchased Assets, or the Transferred Company have received written notification from any Governmental Body asserting that any such party is not in compliance in any material respect with any Law or Order. Neither the Seller, with respect to the Business and Purchased Assets, nor the Transferred Company has made any false representations, certifications or statements of fact to any Governmental Body with respect to the Business.

2.12          Business Permits.

Each of the Seller, with respect to the Business and Purchased Assets, and the Transferred Company possess, and since January 1, 2022 has possessed, all permits, licenses, certifications, approvals, registrations, orders, authorizations or similar documents and authorities (“Permits”) granted by any Governmental Body primarily used in or necessary to conduct or operate the Business and to own, lease and operate the Purchased Assets (including all Regulatory Permits, the “Business Permits”) and is, and since January 1, 2022 has been, in compliance in all material respects with the terms and conditions of all such Permits. All such Business Permits are listed on Section 2.12 of the Seller Schedules. All such Business Permits are valid and in full force and effect and such Business Permits constitute all Business Permits required to permit the Seller and the Transferred Company to operate or conduct the Business in all material respects. The consummation of the Transactions shall not cause the revocation, modification or cancellation of any material Business Permit.

2.13          Regulatory Permits; Regulatory Matters.

(a)          Each of the Seller, in relation to the Business and the Purchased Assets, and the Transferred Company has since January 1, 2022 been, and is, in compliance in all material respects with Health Care Laws, except for instances of noncompliance that, individually or in the aggregate, would not, and would not reasonably be expected to be, materially adverse to the Business or the Purchased Assets. Each of the Seller, in relation to the Business and the Purchased Assets, and the Transferred Company has not had any product or manufacturing site subject to a Governmental Body shutdown or import or export prohibition, nor has the Seller or the Transferred Company received any Governmental Body notice of inspectional observations, warning letters, untitled letters, other requests or requirements from any Governmental Body to make material changes to any Purchased Assets (or assets of the Transferred Company) developed, manufactured, processed, packaged, transported, tested, analyzed, handled, held or distributed by the Seller or its Affiliates (including the Transferred Company) that if not complied with would reasonably be expected to result in a material Liability to, or other material effect on, the Seller or the Transferred Company, or similar notice from the FDA, the National Institutes of Health within the U.S. Department of Health and Human Services (the “NIH”) or other Governmental Body alleging or asserting noncompliance with any applicable Laws, Permits or such requests or requirements of a Governmental Body. To the Knowledge of the Seller, no Governmental Body is considering any such action. There are no Actions or, to the Knowledge of the Seller, investigations pending, or to the Knowledge of the Seller, threatened in writing, with respect to any alleged material violation by the Seller or the Transferred Company of the FDCA or any other Health Care Law, and neither the Seller nor the Transferred Company are not a party to or subject to, any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders or similar contracts with or imposed by any Governmental Body related to any Health Care Law, and no such contract is currently pending or, to the Knowledge of the Seller, threatened, in each case, with respect to the Seller, the Business, the Purchased Assets or the Transferred Company. Neither the Seller nor the Transferred Company have received any material written, or other material correspondence from any Governmental Body, including the FDA or any other Governmental Body, with respect to any Purchased Asset or the Business. Neither the Seller nor the Transferred Company have received any notice or other communication in writing from any Governmental Body, nor to the Knowledge of the Seller, any Governmental Body has or is, (i) materially contesting the uses of or the labeling and promotion of any Purchased Asset or any asset of the Transferred Company or (ii) alleging any material violation of any Laws by the Seller or the Transferred Company related to the Business or any Purchased Asset. All Purchased Assets and assets and products of the Transferred Company are being and have been researched, developed, manufactured, handled, distributed, imported, exported processed, packaged, labeled, stored and tested in compliance in all material respects with applicable Health Care Laws. Except as set forth in Section 2.13(a) of the Seller Schedules, neither the Seller nor the Transferred Company has, with respect to the Purchased Assets or the Business, either voluntarily or involuntarily, initiated, conducted or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, field alert, safety alert, post sale warning, or other notice or action relating to any alleged product or process defect or violation and, to the Knowledge of the Seller, no third-party has initiated or conducted any such notice or action. Neither the Seller nor the Transferred Company have, with respect to the Business or any Purchased Asset, made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body responsible for enforcement or oversight with respect to Health Care Laws, or failed to disclose a material fact required to be disclosed to the FDA or other such Governmental Body. Neither the Seller nor the Transferred Company nor any Person(s) engaged by the Seller or the Transferred Company who have performed work related to the Business or the Purchased Assets, has been convicted of any crime or is or has been debarred, excluded or disqualified under applicable Health Care Laws, including 21 U.S.C. § 335a, or, to the Knowledge of the Seller, has engaged in any conduct that has resulted, or would reasonably be expected to result, in such criminal conviction or debarment, exclusion or disqualification. No action that would reasonably be expected to result in any such criminal conviction, debarment, exclusion or disqualification are pending or threatened in writing against the Seller or the Transferred Company, and, to the Knowledge of the Seller, there is no fact that could reasonably give rise to such an action.

(b)          Each of the Seller and the Transferred Company possesses all licenses, certificates, authorizations and Permits issued by, and have made all material declarations and filings with, the appropriate Governmental Body (including, as applicable, those administered by the FDA, ISO certification bodies and any other Governmental Body performing similar functions to the FDA and ISO certification bodies) that are primarily used in or necessary to conduct or operate the Business and the Purchased Assets and/or the Transferred Company (the “Regulatory Permits”). Each of the Seller and the Transferred Company is in material compliance with all such Regulatory Permits, and all such Regulatory Permits are valid and in full force and effect. Neither the Seller nor the Transferred Company has received notification of any revocation, modification, suspension, termination or invalidation (or proceedings related thereto) of any such Regulatory Permit and the Seller has no reason to believe that any such Regulatory Permit will not be renewed. Each of the Seller and the Transferred Company has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any applicable Laws or Regulatory Permits, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission).

2.14          Material Contracts.

(a)          Section 2.14(a) of the Seller Schedules sets forth, as of the date of this Agreement, a correct and complete list of all of the following types of Contracts that (i) the Transferred Company is party to or by which its assets, rights and properties are bound, (ii) constitute Assumed Contracts, (iii) by which the Purchased Assets are bound, or (iv) the Assumed Liabilities are affected or created (collectively, the “Material Contracts”):

(i)         Contracts that require future aggregate payments of more than $50,000 in any calendar year and are not cancellable without penalty;

(ii)         loan agreements, indentures, letters of credit, mortgages, notes, guaranties of Indebtedness of another Person, and other debt instruments evidencing Indebtedness and any agreement relating to the mortgaging or pledging or otherwise placing a Lien (other than a Permitted Lien) on any Purchased Asset;

(iii)       Contracts that grant the Seller or the Transferred Company a license, an option to, or other rights in or to Intellectual Property Rights owned or controlled by a third Person (other than (a) Contracts entered into with employees, contractors, or consultants in the Ordinary Course of Business, (b) non-exclusive licenses granted to the Seller in the Ordinary Course of Business under which the grant of rights are incidental to the services performed or products purchased, and (c) Shrink-Wrap Code and Open Source Software);

(iv)       Contracts under which the Seller or the Transferred Company grants to any third Person a license, sublicense, option, or other right in or to the Seller IP (in each case other than non-exclusive licenses granted to distributors, customers, suppliers, or vendors in the Ordinary Course of Business or under which the grant of rights are incidental to the services performed or products purchased);

(v)        Contracts that provide for a royalty, dividend or similar arrangement based on the revenues or profits of the Seller or the Transferred Company or any contract or agreement involving fixed price or fixed volume arrangements;

(vi)       Contracts related to any sales representative, original equipment manufacturer, manufacturing, value added, remarketer, reseller, or other Contract for distribution or use of the Seller Products (other than for direct sales by the Seller of the Seller Products);

(vii)      Contracts with any Governmental Body;

(viii)     Contracts relating to the ownership of or investment in any business or enterprise (including investments in joint ventures and minority equity investments);

(ix)        Contracts that, pursuant to its terms, the Seller or the Transferred Company has an exclusive arrangement with another Person, including Contracts relating to rights of first opportunity, first negotiations, or first refusal, take or pay, minimum purchase commitments or rights to obtain services or products on a most-favored customer basis;

(x)         Contracts that (A) limit or purport to limit the ability of the Seller, the Transferred Company or their respective Affiliates to (I) compete in any line of business, (II) compete with any particular Person, (III) compete in any geographic area or (IV) solicit or engage any employees, customer, vendor or service provider or (B) would so limit the freedom of Purchasers or their Affiliates in any manner set forth in the foregoing (I)-(IV) after the Closing;

(xi)        Contracts that provide for the sale of any Purchased Asset (other than sales in the Ordinary Course of Business) or the grant of any preferential rights to purchase any Purchased Asset;

(xii)       Contracts whereby the Seller or the Transferred Company makes “most favored nations” or “most favored price” commitments to third Persons;

(xiii)      Contracts providing for the payment or other compensation upon the sale of all or any portion of the Business’ assets;

(xiv)      Contracts related to the settlement of any Actions or threatened Actions, including with any Business Service Provider;

(xv)       confidentiality, noncompetition, nonsolicitation, invention assignment or other restrictive covenant agreements with any Business Employee or Business Contingent Worker;

(xvi)      Labor Agreements or other Contracts with any Labor Entity;

(xvii)     Leases;

(xviii)    Contracts with any Affiliate of the Seller or the Transferred Company;

(xix)       Contracts involving pensions, deferred compensation, severance, change in control, retention, transaction-related or other similar arrangements;

(xx)       surety or guarantee Contracts or other similar undertakings with respect to contractual performance; and

(xxi)      Contracts relating to an acquisition, divestiture, merger or similar transaction (excluding arrangements in the Ordinary Course of Business) containing representations, covenants, indemnities or other obligations (including indemnity, “earn-out” or other contingent obligations) that are still in effect or by which the Seller or the Transferred Company has any continuing or potential Liabilities.

(b)          Each Material Contract is in full force and effect, constitutes legal, valid and binding obligations of the Seller or the Transferred Company party thereto and, to the Knowledge of the Seller, the other parties thereto, and is enforceable in accordance with its terms, except to the extent that enforceability may be limited by Enforceability Limitations. Subject to the obtaining of the consents set forth on Section 2.2 of the Seller Schedules, there exists no default, or any event that upon the giving of notice or the passage of time, or both, would give rise to a material default in the performance by the Seller or its Affiliate to the applicable Material Contract or, to the Knowledge of the Seller, any other party to such Material Contract, of their respective obligations thereunder. The Seller has made available to the Purchasers a correct and complete copy of each Material Contract, including amendments, waivers or other modifications thereto. Neither the Seller nor any of its Affiliates has received any written notice or other written communication regarding any violation or breach of, or default under, a Material Contract. Neither the Seller nor any of its Affiliates has waived any of its material rights under any Material Contract to which it is a party. No Person is currently renegotiating, or currently has a right pursuant to the terms of any Material Contract to renegotiate, any amount paid or payable to the Seller or any of its Affiliates under or any other material term or provision of such Material Contract. Since January 1, 2022, neither the Seller nor its Affiliates or the counterparty has threatened in writing to terminate or refuse to perform its obligations under any Material Contract (regardless of whether such Person has the right to do so under such Contract).

2.15          Intellectual Property.

(a)          Section 2.15(a) of the Seller Schedules sets forth, as of the date of this Agreement, a correct and complete list of (i) all registrations and pending applications with respect to Seller Owned IP and any Seller IP that is exclusively licensed to the Seller or the Transferred Company (collectively, the “Acquired Registered IP”) (e.g., application or issuance number and title and the jurisdiction in which each has been filed or applied for), (ii) the status of each item (e.g., application filed or issued), (iii) any actions that must be taken by the Seller or the Transferred Company within sixty (60) days after the Closing Date with respect to any of the Acquired Registered IP, including the payment of any registration, maintenance, renewal fees or taxes or the filing of any documents, applications or certificates, (iv) any proceedings or actions before any court, or tribunal (including the U.S. Patent and Trademark Office or equivalent authority) to which the Seller, with respect to the Business and the Purchased Assets, or the Transferred Company, is or was a party and in which claims are or were raised relating to the validity, enforceability, scope, ownership or Infringement of any of the Acquired Registered IP, and (v) any joint owners or licensors of Acquired Registered IP. To the Knowledge of the Seller, (A) each item of Acquired Registered IP is currently in compliance with all Laws (including payment of filing, examination and maintenance fees, renewal fees, proofs of use, and recordation of assignments), (B) each such item is currently in compliance with formal legal payment and filing requirements (including payment of filing, examination and maintenance fees and proofs of use and timely filing of affidavits of use and incontestability and renewal applications) in the jurisdiction of registration, and (C) to the extent issued, is subsisting, valid and enforceable. To the Knowledge of the Seller, there are no facts, information, or circumstances, including any information or facts that would constitute prior art, that would render any item of the Acquired Registered IP invalid or unenforceable, or would affect any pending application for any Acquired Registered IP, in each case that has not been timely disclosed to the applicable Governmental Body. The Seller, with respect to the Business and the Purchased Assets, including the Acquired Registered IP, and the Transferred Company, has never misrepresented, or failed to disclose, any facts or circumstances in any application for any item of Acquired Registered IP that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the enforceability of any Acquired Registered IP. No Action is pending or, to the Knowledge of the Seller, threatened in writing, against the Seller or the Transferred Company alleging that any Patents within the Acquired Registered IP are invalid, unenforceable, or ineffective and the Seller is not aware of any facts or circumstances which would reasonably be expected to give rise to any such an allegation.

(b)          The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, in the aggregate, possesses all right, title and interest in, or have the right to use, all Intellectual Property Rights that are primarily used in or necessary to conduct or operate the Business in substantially the same manner as conducted by or on behalf of the Seller during the preceding twelve (12) month period, including but not limited to the Transferred IP, free and clear of all Liens other than Permitted Liens; provided that the foregoing representation and warranty is not and shall not be deemed to be a representation or warranty of any kind with respect to any Infringement, misappropriation, dilution, or violation of any Intellectual Property Rights of any other Person, which is addressed exclusively in Section 2.15(j). Except where any of the foregoing schedules indicates joint ownership, the Seller, with respect to the Business and the Purchased Assets, or the Transferred Company, has the sole and exclusive right to bring a claim or suit against a third party for past, present or future Infringement of the Seller Owned IP and any Seller IP that is exclusively licensed to the Seller or the Transferred Company.

(c)          The Seller IP, and the Intellectual Property Rights licensed pursuant to the Owned IP License, the UNC IP Sublicense, the Transition Services Agreement, the Assumed Contracts, Shrink-Wrap Code, and Open Source Software, and the Intellectual Property Rights used by Seller in carrying out its obligations under the Supply Agreement or otherwise embodied by or in the products supplied thereunder, collectively constitutes all of the material Intellectual Property Rights that are owned by or licensed to the Seller or the Transferred Company and related to the conduct of the Business in substantially the same manner as conducted by or on behalf of the Seller during the preceding twelve (12) month period.

(d)          Section 2.15(d)(i) of the Seller Schedules lists all Seller Software. All proprietary portions of the Seller Products and Seller Software were developed internally by the Seller or the Transferred Company or on behalf of the Seller or the Transferred Company by a current or former employee, consultant, service provider, contractor or other Person who made contributions to the conception of any Seller IP by or for the Seller or the Transferred Company (each, a “Contributor”). Except as set forth on Section 2.15(d)(ii) of the Seller Schedules, the Seller Products and Seller Software do not include any third party software, except for Shrink-Wrap Code and Open Source Software.

(e)          Each of the Seller and the Transferred Company has obtained and possesses valid licenses to use all software used in the conduct of the Business. Neither the Seller nor the Transferred Company has granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any of the Seller Products, neither the Seller nor the Transferred Company has provided or disclosed any source code of any Seller Products to any Person (pursuant to an escrow arrangement or otherwise, other than to employees and contractors solely for purposes of performing development services for the Seller or the Transferred Company), and the Transactions do not directly or indirectly trigger or otherwise require the Seller or the Transferred Company, pursuant to any Contract binding on Seller or the Transferred Company, to provide or otherwise disclose such source code to any Person. To the Knowledge of the Seller, the Seller Products do not contain any viruses, worms, time bombs, key-locks, or any other malicious code or devices that are intended to disrupt, damage, interfere with or unlawfully access the Seller Products, or the integrity of the data, information or signals the Seller Products produce. To the Knowledge of the Seller, the Seller Products do not include or install any spyware, adware, or other similar software that monitors the use of the Seller Products or contacts any remote computer without the knowledge and express consent of the user(s) of the Seller Product or remote computer, as applicable. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have taken commercially reasonable measures to protect the Seller Products from all such code, devices and software. Section 2.15(e) of the Seller Schedules sets forth a true and complete list of all Open Source Software contained or incorporated in, linked or called to, distributed with or otherwise used by any Seller Product, including for each such item, the item name, applicable license, and associated Seller Product(s). The development of any Seller Product with any Open Source Software, and the incorporation, linking, calling, distribution or other use in, by or with any Seller Product of any Open Source Software, does not obligate the Seller, with respect to the Business and the Purchased Assets, or the Transferred Company, to disclose, make available, offer or deliver any portion of the source code of the Seller Product (including any proprietary firmware thereon) to any third party other than the applicable Open Source Software. The Seller, with respect to the Business and the Purchased Assets, or the Transferred Company, has materially complied with the license of each item of Open Source Software listed or required to be listed in Section 2.15(e) of the Seller Schedules, including obligations relating to notice, attribution, and distribution or making available of source code, as applicable.

(f)          Copies of the Seller’s and the Transferred Company’s standard form of proprietary information, confidentiality and assignment agreement for employees (the “Employee Proprietary Information Agreement”) and the Seller’s and the Transferred Company’s standard form of consulting agreement containing proprietary information, confidentiality and assignment provisions (the “Consultant Proprietary Information Agreement”) have been made available to the Purchasers. All agreements with any Contributor that deviate in any material respect from the Employee Proprietary Information Agreement or Consultant Proprietary Information Agreement are listed on Section 2.15(f) of the Seller Schedules.

(g)          To the extent that any technology material to the Business has been developed, supported or created independently or jointly by any Person other than the Seller or the Transferred Company, and such technology was created for the Seller or the Transferred Company, the Seller or the Transferred Company has a valid, enforceable, written agreement with such Person with respect thereto, and the Seller or the Transferred Company, as applicable, has obtained an assignment to effect transfer of all right, title and ownership (including the right to seek past and future damages) of, and, as between such parties, is the exclusive owner of, all Intellectual Property Rights therein by operation of law or by valid assignment. To the Knowledge of the Seller, no current or former employee or contractor of the Seller or the Transferred Company has retained, or is entitled to any rights in, any Intellectual Property Rights developed by such employee or consultant for the Seller or the Transferred Company, as applicable, with respect to the Business and the Purchased Assets, or the Transferred Company, including any Moral Rights, license rights or economic interests, and no payments are due to such employee or contractor with respect to such Intellectual Property Rights. Neither the Seller nor the Transferred Company has permitted its rights in any material Seller IP or any material Intellectual Property Rights that would be deemed material Seller IP if not but for such lapse or entrance into the public domain, to lapse or enter into the public domain.

(h)          The Seller and the Transferred Company each has taken reasonable steps to protect the confidentiality of Trade Secrets included in the Seller IP or of any third party that has provided any Trade Secrets to the Seller, with respect to the Business and the Purchased Assets, or the Transferred Company. No such Trade Secret has been authorized to be disclosed by the Seller or the Transferred Company, or, to the Knowledge of the Seller, has been actually disclosed by the Seller or the Transferred Company, to any employee, consultant, or independent contractor or any third party, in each case, other than pursuant to a written nondisclosure agreement or other written agreement, in each case, including restrictions on the disclosure and use of such Trade Secret, or is otherwise bound to confidentiality by Law, such as attorney-client privilege. To the Knowledge of the Seller, no employee, consultant, or independent contractor or third party has breached or is in breach of any such nondisclosure agreement, other written agreement, or any Law on confidentiality.

(i)          To the Knowledge of the Seller, since January 1, 2022, no Person has Infringed, misappropriated, diluted or otherwise violated or is currently Infringing, misappropriating, diluting or otherwise violating Seller Owned IP, Seller IP that is exclusively licensed to Seller or the Transferred Company, or material Seller IP that is non-exclusively licensed to Seller or the Transferred Company. No Action is pending or, to the Knowledge of the Seller, threatened in writing against the Seller or the Transferred Company, alleging that the Seller or the Transferred Company is infringing upon, misappropriating, diluting, or otherwise violating any Intellectual Property Right of any Person with respect to the Business or the Purchased Assets and the Seller is not aware of any facts or circumstances which would reasonably be expected to give rise to any such Action. The Seller and/or the Transferred Company has the exclusive right to bring Actions against any Person that has in the past Infringed or is currently Infringing any Seller Owned IP and any Seller IP that is exclusively licensed to the Seller or the Transferred Company and to retain any damages recovered in any such Action.

(j)          The operation of the Business as it has been conducted since January 1, 2022, and as currently conducted, has not and does not Infringe in any material respect (i) any Intellectual Property Rights of any Person, other than the rights of any Person under any Patent and (ii) to the Knowledge of the Seller, any Intellectual Property Rights of Person under any Patent. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have not received written notice from any Person since January 1, 2022 claiming that the operation of the Business, the Purchased Assets, the Seller IP or any Seller Product Infringes in any material respect any Intellectual Property Rights of any Person (nor, to the Knowledge of the Seller, anything that constitutes any basis therefor). No Purchased Assets, Seller Products or Seller IP, are subject to any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation in which the Seller or the Transferred Company is a named party that restricts in any manner the use, provision, transfer, assignment or licensing thereof by the Seller or the Transferred Company or may affect the validity, registrability, use or enforceability of Seller Products or Seller IP.

(k)          Neither the execution, delivery or performance of this Agreement or the Ancillary Agreements nor the consummation of any of the Transactions will, pursuant to a Contract binding on Seller or the Transferred Company, result in: (i) a loss of or impairment of a Purchaser’s right to own or use any of the Seller Owned IP, Seller IP that is exclusively licensed to Seller or the Transferred Company, or material Seller IP that is non-exclusively licensed to Seller or the Transferred Company, (ii) a loss of or impairment of the Transferred Company’s right to own or use any of the Seller Owned IP, Seller IP that is exclusively licensed to Seller or the Transferred Company, or material Seller IP that is non-exclusively licensed to Seller or the Transferred Company, (iii) the payment of an additional consideration by a Purchaser for Purchaser’s right to own or use any of the Seller IP provided that such use is substantially similar in all material respects to the historic use by the Seller, (iv) the payment of an additional consideration by a Purchaser for the Transferred Company’s right to own or use any of the Intellectual Property Rights owned by or licensed to the Transferred Company provided that such use is identical to the historic use by the Transferred Company, (v) under the terms of any Material Contract, a reduction of any royalties, revenue sharing, or other payments the Seller or the Transferred Company would otherwise be entitled to with respect to any Seller IP, (vi) a grant, assignment or transfer by Seller or the Transferred Company to any third party any right to any Seller IP, and (vii) a release, disclosure or delivery of any Seller IP, including with respect to any Seller Product, by or to any escrow agent or other Person.

(l)          No funding, facilities or resources of any government, university, college, other educational institution, multi-national, bi-national or international organization or research center was used in the development of any Seller Owned IP, or to the Knowledge of the Seller, any Seller IP that is exclusively licensed to the Seller or the Transferred Company. No current or former employee, consultant or independent contractor of the Seller who was involved in, or who contributed to, the creation or development of any Seller Owned IP has performed services for the government, a university, college or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for the Seller or the Transferred Company, in a manner that would reasonably be expected to give such government, university, college, institution, or research center rights or interests in or to the Seller Owned IP.

2.16          Privacy; Data Protection.

(a)          The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, are, and have been since January 1, 2022, in material compliance with: (i) Information Privacy Laws; (ii) their respective published, public-facing privacy policies; (iii) their respective internal security policies and procedures; and (iv) their respective obligations under any Contracts to which they are a party and industry standards to which they are legally bound (including, to the extent applicable, the Payment Card Industry Data Security Standard), in each case regarding privacy, cybersecurity, or data protection (collectively, “Privacy Obligations”).

(b)          The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have implemented and maintain technical and organizational measures for the protection and security of Personal Information security measures, including a written information security program, policies, and procedures, designed to protect the confidentiality, integrity, availability, and security of Personal Information in their possession or control and to protect such Personal Information from illegal or unauthorized access, use, and disclosure, in each case to the extent required by Information Privacy Laws. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have posted to their respective website(s) and each of their respective online sites and services, including all mobile applications, a privacy policy that complies with applicable Information Privacy Laws. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have not supplied or provided access to Personal Information by it to a third party for remuneration or other consideration.

(c)          The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company have: (i) regularly conducted and regularly conduct vulnerability testing, risk assessments, and external audits of, and track security incidents related to, the Seller’s and the Transferred Company’s systems and products (collectively, “Information Security Reviews”); (ii) timely corrected any material exceptions or vulnerabilities identified in such Information Security Reviews; (iii) made available true and accurate copies of all Information Security Reviews; and (iv) timely installed software security patches and other fixes to identified technical information security vulnerabilities. The Seller and the Transferred Company provide their employees with regular training on privacy and data security matters.

(d)          In connection with each third-party servicing, outsourcing, processing, or otherwise using Personal Information collected, held, or processed by or on behalf of the Seller or the Transferred Company, the Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have, to the extent required by applicable Information Privacy Laws, entered into valid, binding and enforceable written data processing agreements that require such third parties to (i) comply with applicable Information Privacy Laws with respect to Personal Information, (ii) act only in accordance with the instructions of the Seller and the Transferred Company, (iii) take appropriate steps to protect and secure Personal Information from data security incidents, (iv) restrict the use of, or access to, the Seller’s and the Transferred Company’s Personal Information to those third-party personnel that are obligated to maintain the confidentiality of such Personal Information, and (v) certify or guarantee the return or adequate disposal or destruction of Personal Information. In case the General Data Protection Regulation (GDPR) is applicable to such data processing agreements, they comply with the restrictions applicable to data processing agreements set by Art. 28 para. 3 GDPR. To the Knowledge of the Seller, no third party has breached any such obligations.

(e)          Since January 1, 2022, there have been no security incident, unauthorized access to or acquisition of any Personal Information in the Seller’s, with respect to the Business and the Purchased Assets, or the Transferred Company’s, possession or control nor, to the Knowledge of the Seller, in the possession or control of any of the Business’ subcontractors or third parties processing personal data on behalf of the Transferred Company. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company, have not been notified of, whether orally or in writing, or has been a party to, any Action, whether threatened or pending, regarding the Seller’s, with respect to the Business and the Purchased Assets, or the Transferred Company’s, privacy, cybersecurity, or data protection practices, their Processing of Personal Information, or their or any third party’s (processing personal data on behalf of the Transferred Company) violation of Privacy Obligations, including violation of any Information Privacy Law, and there is no such ongoing proceeding, claim, investigation or allegation.

(f)          Neither the execution, delivery, or performance of this Agreement, nor the consummation of any of the transactions contemplated under this Agreement, will result in a violation of any Privacy Obligations.

2.17          Actions.

There is, and since January 1, 2022 has been, no Action pending or, to the Knowledge of the Seller, threatened in writing against or affecting the Seller, with respect to the Business, the Purchased Assets, or the Transferred Company (including against any employee, independent contractor, director, officer or stockholder thereof (in each case, in his, her or its capacity as such)), or which any of the Seller, with respect to the Business and the Purchased Assets, or the Transferred Company has commenced preparations to initiate, against any Person, at law or in equity, or before or by any Governmental Body that relates to the Business or any of the Purchased Assets, Assumed Liabilities or the Transferred Company, or that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Transactions. There is no Order to which any of the Seller, with respect to the Purchased Assets and the Business, or the Transferred Company is subject that relates to the Business, any of the Purchased Assets, Assumed Liabilities or the Transferred Company. Since January 1, 2022, no event has occurred or circumstance exists that would reasonably be expected to give rise to, or serve as a basis for, any material Action that relates to any of the Business, the Purchased Assets, the Assumed Liabilities or the Transferred Company.

2.18          Real Property; Leased Real Property.

(a)          Neither the Seller, with respect to the Business, the Purchased Assets, nor the Transferred Company owns any real property, nor have they owned any real property relating to the Business since January 1, 2022.

(b)          Except as set forth in Section 2.18(b) of the Seller Schedules, neither the Seller, with respect to the Business or the Purchased Assets, nor the Transferred Company have entered into, or are bound by, any lease, lease guaranty, sublease, agreement for the leasing, tenancy, license, other use or occupancy of, or otherwise granting a right in or relating to any real property relating to the Business. Section 2.18(b) of the Seller Schedules sets forth a true and complete list of each Lease under which the Seller leases any Leased Real Property, including, to the extent in the possession and control of the Seller or the Transferred Company, all memoranda of lease, estoppel certificates, consents, commencement date letters, letters of extensions, and subordination, non-disturbance and attornment agreements (collectively, the “Ancillary Lease Documents”). The Leases are valid, binding, enforceable and in full force and effect and have not been modified or amended except as disclosed on Section 2.18(b) of the Seller Schedules.

(c)          The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company have valid leasehold interests in all of the Leased Real Property necessary for the conduct or operation of the Business, free and clear of any Liens, except for Permitted Liens.

(d)          All Leases were made on an arm’s length basis. There are no agreements, contracts, terms, rights of first offer, rights of first refusal, options to purchase or other or special understandings between or among the Seller or the Transferred Company, any lessor, or agents of any lessor or any third parties regarding any real property leases other than the Leases.

(e)          Neither the Seller nor the Transferred Company, nor the landlords under the Leases are in breach or default under the Leases, and, to the Knowledge of the Seller, no event has occurred which, with notice of lapse or time, or both, would constitute such a breach or default or permit termination, modification or acceleration under the Leases. Neither the Seller, with respect to the Business or the Purchased Assets, nor the Transferred Company have any existing offsets, defenses, counterclaims, or credits against rentals under any provision of the Leases, other than any security deposit. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company have performed in all material respects all obligations required to be performed by it under the Leases.

(f)          Except as set forth in Section 2.18(f) of the Seller Schedules, neither the Seller, with respect to the Business and the Purchased Assets, nor the Transferred Company have previously assigned, transferred, or conveyed all or any part of its right, title, or interest under the Leases to any other Person.

(g)          With respect to each of the Leases, neither the Seller nor the Transferred Company have exercised or given any notice of exercise, nor has any lessor or landlord exercised or received any notice of exercise, of any option, right of first offer or right of first refusal contained in any such Lease or Ancillary Lease Document, including any such option or right pertaining to purchase, expansion, renewal, extension or relocation (collectively, “Options”). The Seller and the Transferred Company have the full right to exercise any Options contained in the Leases and any Ancillary Lease Documents pertaining to the Leased Real Property on the terms and conditions contained therein and upon due exercise would be entitled to enjoy the full benefit of such Options with respect thereto and the consummation of the transactions contemplated by this Agreement will not result in the loss or termination of any options under any of the Options or other rights under the Leases or any Ancillary Lease Documents, all of which Options and rights will inure to the benefit of Purchasers from and after the closing, to the extent such Leases are an Assumed Contract.

(h)          Except as disclosed on Section 2.18(b) of the Seller Schedules there are no security deposits under any of the Leases or relating to any of the Leased Real Property.

2.19          Environmental Matters.

(a)          Each of the Seller, with respect to the Business and the Purchased Assets, and the Transferred Company are, and since January 1, 2022 have been (i) in compliance in all material respects with all applicable Environmental Laws in connection with the Business, the Purchased Assets, the Leases and the Leased Real Property, and (ii) in compliance in all material respects with all permits, certificates, licenses, approvals, registrations and authorizations required under all Environmental Laws in connection with the Business, the Purchased Assets, the Leases and the Leased Real Property (“Environmental Permits”). All Environmental Permits are currently in full force and effect.

(b)          Neither the Seller, nor the Transferred Company nor any Person for whose conduct the Seller or the Transferred Company may be held responsible in connection with the Business or the Purchased Assets, have transported or disposed of, or allowed or arranged for any third party to transport or dispose of, any Hazardous Material to or at any location that is listed or has been proposed for listing on the National Priorities List (the “NPL”) promulgated pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, the Comprehensive Environmental Response, Compensation, and Liability Information System (“CERCLIS”), or any equivalent list of sites for cleanup under any federal, state or local program.

(c)          Neither the Seller nor the Transferred Company, nor any Person for whose conduct the Seller or the Transferred Company may be held responsible in connection with the Business or the Purchased Assets or the Transferred Company, have Released any Hazardous Material onto, into, from, under or at any of the Leased Real Property in an amount, manner, condition or concentration that has resulted, or would reasonably be expected to result, in material liability pursuant to any Environmental Laws. To the Knowledge of the Seller, no Hazardous Material is present or has come to be located in the Environment at any Leased Real Property, in an amount, manner, condition or concentration that requires any reporting, notification, investigation, remediation, abatement or other response action pursuant to any Environmental Laws. None of the Leased Real Property is listed or proposed for listing on the NPL, CERCLIS, or any equivalent list of sites for cleanup under any federal, state or local program.

(d)          There are no active or abandoned underground storage tanks present at, on, or under the Leased Real Property.

(e)          With respect to the Business, the Purchased Assets, the Leases and the Leased Real Property, neither the Seller, with respect to the Business and the Purchased Assets, nor the Transferred Company have: (i) received written notice under the citizen suit provisions of any Environmental Law; (ii) received any written notice, demand, complaint, information request or claim under any Environmental Law; or (iii) been subject to or threatened (orally or in writing) with any governmental or citizen enforcement action, or any order or decree, with respect to any Environmental Law.

(f)          The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company have provided or made available to the Purchasers all material documents, records and information available to them concerning any environmental or health or safety matter relevant to the Transferred Company, the Business, the Purchased Assets, the Assumed Liabilities, the Leases and the Leased Real Property, including environmental audits, environmental risk assessments, site assessments, documentation regarding waste disposal, Environmental Permits, and reports or correspondence submitted to or issued by any Governmental Body.

2.20          Seller Benefit Plans.

(a)          Section 2.20(a) of the Seller Schedules sets forth a complete and correct list of all material Seller Benefit Plans and the Employee Agreements, and the PEO Contracts pursuant to which Business Employees are engaged through PEOs, except for Seller Benefit Plans that provide for employment, consulting, or advisor engagements that are terminable “at will” and that are terminable without notice or penalty, transaction-related, severance or change of control pay or benefits, in which case only forms of such Seller Benefit Plans shall be scheduled. Each Seller Benefit Plan identified in Section 2.20(a) of the Seller Schedules that is applicable to statutory representatives (e.g. managing directors), Business Employees, or other personnel of the Transferred Company, regardless of legal basis of such Seller Benefit Plans, and except for statutory social security schemes, is identified thereon with an asterisk. Each Seller Benefit Plan identified in Section 2.20(a) of the Seller Schedules that constitutes a pension scheme for the benefit of any current or former statutory representatives (e.g. managing directors), Business Employees, or other personnel of the Transferred Company is identified thereon with a double-asterisk. The Transferred Company does not have liabilities, whether of an individual or collective nature and including commitments based on company custom (betriebliche Übung) regarding pension commitments (betriebliche Altersversorgung) vis-à-vis current or former statutory representatives, Business Service Providers, former employees or retired employees. Each Seller Benefit Plan and each Employee Agreement, to the extent relating to Business Service Providers, complies in form and operation with its terms and the requirements of applicable Law in all material respects. To the Knowledge of Seller, each Seller PEO Plan complies in form and operation with its terms and the requirements of applicable Law in all material respects.

(b)          Any Seller Benefit Plan (and to the Knowledge of Seller, any Seller PEO Plan) intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either applied for, prior to the expiration of the requisite period under applicable Treasury Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS or still has a remaining period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such letter. For each Seller Benefit Plan or Seller PEO Plan that is intended to be qualified under Section 401(a) of the Code, to the Knowledge of the Seller, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status. Neither the Seller nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Seller Benefit Plan (and to the Knowledge of Seller, any Seller PEO Plan) under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code that, in either case, could become a liability of the Purchaser or any of its Affiliates under applicable Law. The Seller and each of its ERISA Affiliates have made all contributions and other payments required by and due in respect of Business Employees under the terms of each Seller Benefit Plan and Seller PEO Plan.

(c)          There are no material actions, suits or claims pending or, to the Knowledge of the Seller, threatened in writing (other than routine claims for benefits) against any Seller Benefit Plan (and to the Knowledge of Seller, any Seller PEO Plan) or against the assets of any Seller Benefit Plan (and to the Knowledge of Seller, any Seller PEO Plan) or under any Employee Agreement.

(d)          No Seller Benefit Plan (and to the Knowledge of Seller, any Seller PEO Plan) or Employee Agreement provides, or reflects or represents any liability to provide, post-termination or retiree or post-employment pension, life insurance, health or other employee welfare benefits to any Business Employee for any reason, except as may be required by COBRA or other applicable Law, and the Seller has never promised to provide such post-termination or retiree or post-employment benefits to any Business Employee.

(e)          With respect to each material Seller Benefit Plan (including each Seller Benefit Plan sponsored by the Transferred Company), each PEO Contract pursuant to which Business Employees are engaged through a PEO, and each Employee Agreement, the Seller has made available to the Purchasers, to the extent applicable and in each case solely to the extent pertaining to one or more Business Service Providers, correct and complete copies of the current plan documents and amendments thereto embodying or governing such Seller Benefit Plan, PEO Contract or Employee Agreement, as applicable (or for unwritten Seller Benefit Plans, PEO Contracts and Employee Agreements, a written description of the material terms of such Seller Benefit Plan, PEO Contract or Employee Agreement, as applicable).

(f)          No Seller Benefit Plan (and to the Knowledge of Seller, any Seller PEO Plan) is, and neither the Seller nor any ERISA Affiliate of the Seller maintains or has any Liability, contingent or otherwise, with respect to (i) a plan subject Title IV of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (as defined in Sections 3(37) and 4001(a)(3) of ERISA), (iii) any “funded welfare plan” within the meaning of Section 419 of the Code, (iv) any multiple employer welfare arrangement, as defined under Section 3(40)(A) of ERISA (without regard to Section 514(b)(6)(B) of ERISA), or (v) any multiple employer plan or plan described in Section 413 of the Code. Neither the Seller nor any ERISA Affiliate has at any time sponsored, maintained, participated in or made contributions to (or been obligated to sponsor, maintain, participate in or make contributions to) or has had any Liability or potential Liability with respect to a plan that is or was an “employee pension benefit plan” within the meaning of ERISA Section 3(2) or a “defined benefit plan” as defined in Section 3(35) of ERISA.

(g)          Neither the execution and delivery of this Agreement nor the consummation of the Transactions (alone or in connection with additional or subsequent events, other than as provided by Purchaser) will (i) cause any payment or benefit (including severance, golden parachute, bonus or otherwise) to become due to any Business Service Provider, (ii) accelerate the time of payment or vesting of any such payments or benefits to any Business Service Provider, or (iii) give rise to any “parachute payment,” as defined in Section 280G(b)(2) of the Code, to a Business Service Provider (whether or not such payment is considered to be reasonable compensation for services rendered).

(h)          None of the Seller Benefit Plans or Employee Agreements or, to the Knowledge of Seller, any Seller PEO Plans, nor any Liability or any kind thereunder or with respect thereto, will be required by operation of law or otherwise (except as otherwise provided herein) to be transferred to the Purchasers and/or any of its Affiliates as a result of the transactions contemplated hereby.

2.21          Labor and Employees.

(a)          Section 2.21(a) of the Seller Schedules sets forth a correct and complete list of all current Business Employees as of the date of this Agreement, including the following for each individual, except where prohibited by applicable Law: name, work location (city, state, country), position, status (full-time employee, part-time employee, independent contractor, leased employee, or other category), status as exempt or non-exempt under applicable wage and hour law, method of pay (i.e., salary, hourly, commission basis), rate of pay (i.e., annual salary, hourly wage rate, or other rates of compensation, as applicable), bonus potential for the current year (and bonus paid for the previous year), vacation and other paid time off eligibility for the current calendar year (including current balance of accrued unused vacation or other paid time off, and current accrual rate), average scheduled hours per week, leave status (including nature of leave and expected end date of leave, if applicable), visa or work permit status and the date of expiration (if applicable), employing entity, date of hire or commencement of service, and any severance, retention, job guarantees or termination payment or benefit to which any employee could be entitled under existing Contract or other obligations. Except as set forth in Section 2.21(a) of the Seller Schedules or as required by applicable Law, no Business Employee of the Transferred Company is entitled to special protection against dismissal (e.g. contractual job guarantee or restrictions of the employer’s right to give notice, maternal/parental protection, severe disability). Except as set forth in Section 2.21(a) of the Seller Schedules, former or retired employees do not have any entitlements against the Transferred Company in connection with the restricted stock units awarded by the Seller.

(b)          Section 2.21(b) of the Seller Schedules sets forth a correct and complete list of all current Business Contingent Workers as of the date of this Agreement, including the following for each individual, except where prohibited by applicable Law: such individual’s role in the Business, work location (city, state, country), date of commencement of service, average hours worked per week, fee or compensation arrangements, the entity by whom the individual is engaged, whether there is a written Contract, and any notice period required for termination of the engagement.

(c)          The Seller has delivered to the Purchasers copies, as of the date of this Agreement, of the most recent employee handbook(s) of the Seller and the Transferred Company that apply to Business Employees.

(d)          None of the employment policies or practices of the (i) Seller that apply to Business Employees or (ii) the Transferred Company is currently being, or at any time since January 1, 2022, has been, audited or, to the Knowledge of the Seller, investigated, by any Governmental Body, and to the Knowledge of the Seller, none of the employment policies or practices of the (i) Seller that apply to the Business Employees or (ii) the Transferred Company is currently subject to imminent audit or investigation by any Governmental Body. Except as set forth in Section 2.21(d) of the Seller Schedules, since January 1, 2022, there have been no audits conducted by German financial, social security contribution and any other employment-related authorities, in particular Deutsche Rentenversicherung, and no corresponding findings, in each case in relation to the Transferred Company. The Seller, the Transferred Company, and the officers of the Seller and the Transferred Company are not currently, and since January 1, 2022 have not been, subject to any order, decree, injunction, fine, penalty or judgment by any Governmental Body or private settlement Contract in respect of any labor or employment matters related to (i) the Transferred Company or (ii) the Business.

(e)          The Seller has required that all Business Employees working in the United States complete a Form I-9 in connection with the commencement of their employment and has obtained and retained copies of each such required Form I-9 along with attendant proof of identification from all such Business Employees. Every Business Employee who requires a visa, employment pass, or other required permit to work in the United States is legally authorized to work in the United States.

(f)          No Business Service Providers are or since January 1, 2022, have been represented by a Labor Entity in respect of their services to the Business. Neither the Seller nor the Transferred Company is a party to any Labor Agreement in respect of the Business, including (i) any reconciliation of interest agreements (“Interessenausgleiche”) and severance plans (“Sozialpläne”) or (ii) any collective arrangements, whether in the form of general commitments (“Gesamtzusagen”), works agreements (“Betriebsvereinbarungen”) or collective bargaining agreements (“Tarifverträge”). No application or petition for certification of a Labor Entity or Labor Agreement is pending in respect of any Business Service Providers’ services to the Business or employment by the Seller or the Transferred Company, and to the Knowledge of the Seller, no Labor Entity has attempted to organize any group of the Business Service Providers in respect of their services to the Business or employment by the Seller or the Transferred Company, and to the Knowledge of the Seller, no group of the Business Service Providers has sought to organize themselves into a Labor Entity for the purpose of collective bargaining in respect of their services to the Business or employment by the Seller or Transferred Company. There currently are not and since January 1, 2022, there have not been any (i) strikes, slowdowns, work stoppages, lockouts, or threats thereof, (ii) labor organizing campaigns, or (iii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Seller, threatened against the Seller or the Transferred Company by or with respect to any Business Service Providers. Since January 1, 2022, there has been no material complaint pending or, to the Knowledge of the Seller, asserted or threatened in writing against the Seller or the Transferred Company in respect of any Business Service Providers (i) before the Equal Employment Opportunity Commission, Department of Labor or any other Governmental Body responsible for the prevention of unlawful employment practices or (ii) in any court of law or arbitral forum relating to alleged unlawful employment practices by the Seller or the Transferred Company. No complaint, demand letter, charge, administrative proceeding, investigation, or other Actions involving or relating to Seller’s employment practices in respect of any Business Service Provider has been brought against the Seller or the Transferred Company since January 1, 2022, nor is any such Action currently pending or, to the Knowledge of the Seller, threatened. Neither the Seller nor the Transferred Company is a government contractor or subcontractor for purposes of any Law with respect to the terms and conditions of employment, including the Service Contracts Act or prevailing wage laws, in each case with respect to the Business.

(g)          The Seller and the Transferred Company, and to the Knowledge of the Seller, any Seller PEO are, and since January 1, 2022, have been, in material compliance with the requirements of all applicable Laws relating to employment and labor with respect to Business Service Providers, including those Laws relating to employment practices, terms and conditions of employment, fair employment practices, prohibited discrimination, harassment, whistleblowing, retaliation, worker classification (including the Arbeitnehmerüberlassungsgesetz, classification of independent contractors, employees leased from another employer, or employees currently or formerly classified as exempt from overtime wages under applicable wage and hour laws), work authorization and immigration (including the Immigration Reform and Control Act of 1986 and the Illegal Immigration Reform and Immigrant Responsibility Act of 1996 (IIRIRA)), employee safety and health, wages (including overtime wages), compensation, and hours of work, and in each case with respect to Business Service Providers, (i) is not delinquent in any payments to any Business Service Provider for any wages, salaries, commissions, bonuses, fees or other direct compensation due with respect to any service performed for the Seller or the Transferred Company and amounts required to be reimbursed to such Business Service Provider, (ii) has paid all social security contributions or employee related Taxes when due, and (iii) is not liable for any arrears of wages, vacation entitlements for previous years or overtime compensation, severance pay or any Taxes or statutory social security contributions or any penalty for failure to comply with any of the foregoing. The Transferred Company has set aside proper accruals for all claims and entitlements of Business Service Providers employed or engaged by the Transferred Company that have already arisen by the Closing Date, but have not yet been settled or only become due after the Closing. Neither the Seller nor the Transferred Company has taken any action involving Business Service Providers which would constitute a “plant closing” or “mass layoff” within the meaning of the United States Workers Adjustment and retraining Notification Act or any similar state of local Law (together, the “WARN Act”), issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

(h)          To the Knowledge of the Seller, at no time since January 1, 2022, have any allegations involving Business Service Providers been made to the Seller or the Transferred Company alleging unlawful sexual harassment or misconduct, other unlawful harassment, unlawful discrimination, or unlawful retaliation, nor has the Seller or the Transferred Company received a complaint, conducted an investigation, or otherwise become aware of allegations of unlawful sexual harassment or misconduct, other unlawful harassment, unlawful discrimination, or unlawful retaliation relating to or involving any Business Service Provider. To the Knowledge of the Seller, there are no facts that could reasonably be expected to give rise to a claim of unlawful sexual harassment or other unlawful harassment or unlawful discrimination or retaliation against or involving any Business Service Provider.

(i)           In the past twelve (12) months, to the Knowledge of the Seller, no (i) Person listed on Annex A, (ii) officer or director of the Transferred Company, or (iii) material group of Business Employees have expressed plans to terminate his, her, or their employment with the Seller or the Transferred Company.

2.22          Customers and Suppliers.

(a)          Section 2.22(a) of the Seller Schedules sets forth a list of (i) the top thirty (30) customers of the Business based on revenue for the fiscal year ending December 31, 2024 (the “Material Customers”) and sets forth opposite the name of each such customer the amount and percentage of consolidated revenue attributable to such customer, and (ii) the top ten (10) suppliers of the Business based on spend for the fiscal year ending December 31, 2024 (the “Material Suppliers”) and sets forth opposite the name of each such supplier the amount and percentage of expenses attributable to (whether directly or through) such supplier. Neither the Seller nor the Transferred Company have received any written (i) notice from any Material Customer or Material Supplier that such Material Customer or Material Supplier will not continue as a Material Customer or Material Supplier of the Business or substantially decrease the rate of the business it conducts with (or the revenue it generates for) the Business or otherwise cease doing business or materially alter its business relationship in relation to the Business or (ii) material complaint regarding the Business or products of the Business from any Material Customer or Material Supplier ((i) and (ii), a “Material Business Reduction”). To the Knowledge of the Seller, no event has occurred or circumstance exists that would reasonably be expected to give rise to a Material Business Reduction from any Material Customers or Material Suppliers.

(b)          All Accounts Receivable of the Seller and the Transferred Company with respect to the Business reflected in the Business Records (or such records in respect of the Transferred Company, mutatis mutandis) (other than those paid since such date) and constituting Purchased Assets are valid receivables subject to no setoffs or counterclaims and are current and collectible in the Ordinary Course of Business. A complete and accurate list as of March 3, 2025 of the Accounts Receivable to be included in the Purchased Assets, showing the aging thereof, is included in Section 2.22(b) of the Seller Schedules. The Seller and the Transferred Company have not received any written notice from an account debtor stating that any material Accounts Receivable is subject to any contest, claim or setoff by such account debtor.

(c)          All accounts payable and notes payable with respect to the Business reflected in the Business Records (or such records in respect of the Transferred Company, mutatis mutandis) arose in bona fide arm’s length transactions in the Ordinary Course of Business and no material account payable or note payable is delinquent in its payment under the applicable terms relating thereto. Since the Latest Balance Sheet Date, the Seller and the Transferred Company have each paid their accounts payable in the Ordinary Course of Business. Neither the Seller nor the Transferred Company have any accounts or notes payable to any person who is a Related Party.

2.23          Affiliate Transactions.

No Related Party (i) owns any asset, property or right, tangible or intangible, used by the Business or associated with the Purchased Assets or owned or held for use by the Transferred Company, (ii) has any claim or cause of action against the Transferred Company, the Business or the Purchased Assets, owes any payment to or is owed any payment or other obligation by the Transferred Company, the Business or that is associated with the Purchased Assets or (iii) is or has been a party to any Contract, transaction, arrangement, or course of dealing with relating to the Transferred Company, the Business, the Purchased Assets or the Assumed Liabilities, in each case other than as would not result in a Liability to the Purchasers. All transactions pursuant to which any Related Party has purchased any material services, products, or technology from, or sold, licensed or furnished any services, products or technology to, the Seller or its Subsidiaries (including the Transferred Company) with respect to the Business or the Purchased Assets that were entered into have been on an arm’s length basis.

2.24          Insurance.

(a)          Section 2.24 of the Seller Schedules contains, as of the date of this Agreement, a correct and complete list of all policies of liability, theft, business interruption, fire, property, workmen’s compensation, and other forms of business insurance held by the Seller or any of its Subsidiaries for the benefit of the Transferred Company, the Business or the Purchased Assets (the “Insurance Policies”).

(b)          With respect to the Insurance Policies: (i) all Insurance Policies (or renewed or successor policies) are in valid, in full force and effect, (ii) all Insurance Policies are enforceable and, individually and collectively, sufficient to protect the Transferred Company, the Business and the Purchased Assets, (iii) all premiums due with respect thereto have been paid and are not subject to adjustment other than as a result of normal policy year audits, and the policyholder is not in default in any respect with respect to its obligations under any such policy, and, to the Knowledge of the Seller, no insurer under any Insurance Policy has threatened in writing to cancel or unilaterally materially reduce the stated coverages contained in any Insurance Policy, (iv) to the Knowledge of the Seller, no facts or circumstances exist that would reasonably be expected to (a)  relieve the insurer under any such policy of its obligations to pay claims thereunder (less deductibles and subject to any policy limits of coverage) or (b) give rise to any claim thereunder, and (v) to the Knowledge of the Seller, no policyholder for an Insurance Policy has received any written notice that such policy has been or shall be canceled or terminated or will not be renewed on substantially the same terms as are now in effect or the premium on such Insurance Policy shall be materially increased on the renewal thereof.

(c)          (i) There are currently no claims pending against the Seller or any of its Subsidiaries under any Insurance Policy the amount of which would, if adversely determined, exceed the limits under such policy, and (ii) no limits of liability on any Insurance Policy have been exhausted by the payment of claims.

2.25          Brokers.

Except for Perella Weinberg Partners, no broker, finder, or investment banker is entitled to any brokerage commissions, finders’ fees, or similar compensation from the Seller or its Affiliates (including the Transferred Company) in connection with this Agreement or the Transactions.

2.26          Unlawful Payments.

(a)          For the past five (5) years, neither the Seller nor Transferred Company, nor any director, officer, employee, or, to the Knowledge of the Seller, any Affiliate, agent, or other Person acting on behalf of the Seller, the Transferred Company or the Business has, in the course of acting on behalf of the Seller, the Transferred Company or the Business, taken any action that would cause it to be in violation of the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), or similar Law relating to bribery or illegal gratuities of any other jurisdiction in which any of the Seller, the Transferred Company or the Business operates, including: (i) the making of any offer or promise to pay, payment of, or authorization of payment of, directly or knowingly indirectly, money or anything of value to any person or Official, for the purpose of corruptly influencing an act or decision, inducing the doing or omission of any act in violation of a lawful duty, or securing an improper advantage, or the receipt of a corrupt payment or of anything of value under such circumstances; (ii) use of any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (iii) establishment or maintenance of any unlawful fund of corporate monies or other properties; or (iv) making of any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment of any nature. For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Body or employees of state-owned or state-controlled businesses.

(b)          Neither the Seller, the Transferred Company, nor any director, officer, employee, or, to the Knowledge of the Seller, any Affiliate, agent, or other Person acting on behalf of the Seller, the Transferred Company or the Business has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Body relating to the FCPA, other applicable anti-bribery laws, anti-corruption, or anti-kickback activity. To the Knowledge of the Seller, there are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to the FCPA, anti-corruption, or anti-kickback activity in connection with the Seller, the Transferred Company or the Business. The Seller, with respect to the Purchased Assets and the Business, and the Transferred Company have in place policies and procedures designed to ensure compliance with the FCPA and other applicable anti-bribery laws in the jurisdictions in which the Seller and Transferred Company currently do business.

2.27          Trade Control Laws.

(a)          Since April 24, 2019, the Seller, with respect to the Business and the Purchased Assets, and the Transferred Company have been in compliance with all applicable import, export control, and economic and trade sanctions laws, regulations, statutes, and orders, including the Export Administration Regulations (the “EAR”), the International Traffic in Arms Regulations (the “ITAR”), and the regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) (collectively, the “Trade Laws”) and have obtained, or are otherwise qualified to rely upon, all necessary import and export licenses, consents, notices, waivers, approvals, orders, authorizations, registrations, declarations or other authorizations from, and made any filings with, any Governmental Body required for, or in connection with the Business, (i) the import, export, and reexport of products, services, software and technologies and (ii) releases of technologies and software to foreign nationals (the “Trade Approvals”).

(b)          For the past five (5) years, neither the Seller, with respect to the Purchased Assets and the Business, nor the Transferred Company have (i) exported any goods, services, technology, or technical data that have been or will be used for any purposes associated with nuclear activities, missiles, chemical or biological weapons, or terrorist activities, or that have been or will be used, transshipped or diverted contrary to applicable Trade Laws; manufactured any defense article as defined in the ITAR, including within the United States and without regard to whether such defense article was subsequently exported, without being registered and in good standing with the Directorate of Defense Trade Controls, U.S. Department of State; (ii) imported any goods except in full compliance with the import and customs laws of the United States, including but not limited to Title 19 of the United States Code, Title 19 of the Code of Federal Regulations, and all other regulations administered or enforced by the Bureau of Customs and Border Protection; or (iii) violated the antiboycott prohibitions, or failed to comply with the reporting requirements, of the EAR and the Tax Reform Act of 1976.

(c)          Since April 24, 2019, neither the Seller, with respect to the Purchased Assets and the Business, nor the Transferred Company have exported, reexported, or transferred any goods, services, technology, or technical data to, on behalf of, or for the benefit of any person or entity (i) designated as a Specially Designated National or appearing on OFAC’s Consolidated Sanctions List; (ii) on the Denied Persons, Entity, or Unverified Lists of the Bureau of Industry and Security; (iii) on the Debarred List of the Directorate of Defense Trade Controls (if applicable); or (iv) exported, reexported, transferred, or imported any goods, services, technology, or technical data to or from, or otherwise participated in any transactions involving, whether directly or indirectly, Cuba, the Crimea, Donetsk and Luhansk regions of Ukraine, Iran, North Korea, or Syria during a time at which such country/region and/or its government was subject to U.S. trade embargoes under OFAC regulations, the EAR, or any other applicable statute or executive order.

(d)          Except as identified in Section 2.27(d) of the Seller Schedules, all items developed, produced, or exported by the Seller, with respect to the Purchased Assets and the Business, and the Transferred Company, in the past five (5) years, are and have been designated EAR99 under the Export Administration Regulations.

(e)          There are no pending or, to the Knowledge of the Seller, threatened claims against the Seller, with respect to the Business and the Purchased Assets, or the Transferred Company, nor, to the Knowledge of the Seller, any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any material future claims with respect to the Trade Laws or Trade Approvals. The Seller, with respect to the Business and the Purchased Assets, and the Transferred Company have in place adequate controls to ensure compliance with any applicable Laws pertaining to the export and import of goods, services, and technology, including the EAR, the ITAR, the U.S. economic sanctions administered by OFAC, and the import and customs Laws. None of the Seller, with respect to the Business and the Purchased Assets, nor the Transferred Company has undergone or is undergoing any audit, review, inspection, investigation, survey or examination by a Governmental Body relating to export, import, or other trade-related activity.

2.28          Warranties and Products.

There are no, and since January 1, 2022 there have not been any, written claims or, to the Knowledge of the Seller, threatened claims (orally or in writing) against the Seller or the Transferred Company relating to any work performed or products provided by the Seller or the Transferred Company, product liability, warranty or other similar claims against the Seller or the Transferred Company alleging that any Seller Product (or any component or other part or device incorporated or included therein) is defective or fails to meet any product or service warranties. There are (a) no material inherent design defects or systemic or chronic problems in any Seller Product and (b) no material liabilities for warranty or other material claims or returns with respect to any Seller Product relating to any such defects or problems.

2.29         Inventory.

All of the Inventory included in the Purchased Assets or owned by the Transferred Company is comprised of goods that are usable and/or saleable and has obtained all certifications necessary and sufficient for use and/or sale in the Ordinary Course of Business consistent with past practice. Since the Latest Balance Sheet Date, no Inventory included in the Purchased Assets or owned by the Transferred Company has been sold or disposed of except through sales in the Ordinary Course of Business.

2.30         Solvency.

The Seller (x) is able to pay its Liabilities as they become due in the usual and ordinary course, (y) has assets (calculated at fair market value) that exceed its Liabilities, and (z) is able to timely satisfy its obligations. Immediately following the Closing, the Seller will (i) be able to pay its Liabilities as they become due in the usual and ordinary course, (ii) have assets (calculated at fair market value) that exceed its Liabilities, and (iii) be able to timely satisfy its obligations. The cash available to the Seller, after taking into account all other anticipated uses of such cash, will be sufficient to pay all Liabilities as of the date hereof to which the Seller is subject promptly in accordance with their terms.

2.31         State Take Over Statutes.

The Board of Directors of the Seller has approved this Agreement and the Transactions and such approval constitutes the only required approval of the Transactions for purposes of Delaware General Corporation Law. The Transactions do not constitute a sale, lease or exchange of all or substantially all of the Seller’s property and assets, including its goodwill and its corporate franchises, within the meaning of Section 271 of the Delaware General Corporation Law. No state takeover or similar statute or regulation is applicable to this Agreement or the Transactions.

2.32         No Other Representations or Warranties.

Except for the representations and warranties expressly set forth in this Article II or any Ancillary Agreement, none of the Seller nor any other Person makes any other express or implied representation or warranty with respect to the Seller, the Transferred Company, the Purchased Assets, the Business or the Transactions and any other rights or obligations to be transferred hereunder or pursuant hereto, and the Seller disclaims any other representations or warranties, whether made by or on behalf of the Seller’s Affiliates or representatives. Except for the representations and warranties expressly set forth in this Article II or any Ancillary Agreement, the Seller and its Affiliates and representatives hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to the Purchasers or their respective Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Purchasers by any director, officer, employee, agent, consultant, or representative of the Seller or the Transferred Company). Without limitations to the representations and warranties expressly set forth in this Article II or any Ancillary Agreement, each of the Seller and its Affiliates and representatives make no representations or warranties to any of the Purchasers regarding the probable success or profitability of the Business, the Transferred Company, or the Purchased Assets. Notwithstanding the foregoing, nothing in this Section 2.32 shall limit any claims, rights, Actions or remedies of Purchasers in respect of Fraud.

Article III

PURCHASERS REPRESENTATIONS AND WARRANTIES

Subject to such exceptions as are specifically disclosed in the Purchaser Schedules delivered by the Purchasers to the Seller on the date of this Agreement (it being understood and agreed that each disclosure set forth in the Purchaser Schedules shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made), the Purchasers, jointly and severally, hereby represent and warrant to the Seller as of the Closing as follows:

3.1          Organization; Authority and Enforceability.

(a)            Such Purchaser is duly organized, validly existing and in good standing under the jurisdiction of its formation of incorporation (to the extent such concepts apply). Such Purchaser has the requisite power and authority to own, lease, license and operate its properties and assets. Such Purchaser is duly authorized and qualified to do business and is in good standing in each other jurisdiction where it is required to be so authorized and qualified, except where the failure to be so organized, authorized, qualified or in good standing would not reasonably be expected to have a material adverse effect on the ability of the Purchasers to consummate the Transactions or to perform their obligations hereunder on a timely basis.

(b)           Such Purchaser has the requisite power and authority to enter into, execute, deliver, and perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be party, to carry out its obligations hereunder and thereunder, and to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which such Purchaser is or will be party and the consummation by such Purchaser of the Transactions have been duly authorized by all necessary action on the part of such Purchaser, and no other proceedings of such Purchaser are necessary to authorize such Purchaser’s execution, delivery or performance of this Agreement and such Ancillary Agreements. This Agreement has been and each Ancillary Agreement to which such Purchaser is or will be party has been or will be prior to Closing, duly executed and delivered by such Purchaser, in each case, assuming the due authorization and execution thereof by each other party thereto. This Agreement and the Ancillary Agreements to which such Purchaser is or will be a party constitute the legal, valid and binding obligations of such Purchaser, enforceable against it in accordance with their respective terms, except as such enforceability may be limited by the Enforceability Limitations.

3.2          No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance by such Purchaser of this Agreement and each of the Ancillary Agreements to which such Purchaser is or will be a party and the consummation of the Transactions, do not and will not:

(i)            conflict with, violate, result in a breach of, or constitute a default under the Organizational Documents of such Purchaser;

(ii)           conflict with or violate any Law or Order applicable to Purchaser; or

(iii)          require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of any obligation under, or result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract by which such Purchaser is bound.

(b)           Provided that the warranty of the Seller set forth in Section 2.3(c) (last sentence) is correct, no consent, notice, waiver, approval, order or authorization of, or registration, declaration or filing with any Governmental Body is required by, or with respect to, the Purchasers in connection with the execution and delivery of this Agreement or any Ancillary Agreement to which the applicable Purchaser is a party or the consummation of the Transactions.

3.3          Brokers.

Except for Centerview Partners LLC, no broker, finder, or investment banker is entitled to any brokerage commissions, finders’ fees, or similar compensation from the Purchasers or their Affiliates in connection with the Transactions.

3.4          Litigation.

There are no Actions pending against, or threatened against, any Purchaser that would materially adversely affect or delay the Purchasers performance under this Agreement or the consummation of the Transactions.

3.5          Investigation; No Reliance.

Each Purchaser acknowledges and agrees that it has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning the Seller, the Transferred Equity Interests, the Purchased Assets and the transactions contemplated by this Agreement and any other assets, rights or obligations to be transferred hereunder or pursuant hereto. Except for the specific representations and warranties expressly made by the Seller in Article II or in any Ancillary Agreement, (i) each Purchaser acknowledges and agrees that the Seller, the Transferred Company and their respective Affiliates and representatives are not making and have not made any representation or warranty, expressed or implied, at law or in equity, in respect of the Transferred Equity Interests, the Purchased Assets, or any of the Seller or its Affiliates respective businesses, assets, liabilities, operations, prospects, or condition (financial or otherwise), including with respect to merchantability or fitness for any particular purpose of any assets, the nature or extent of any liabilities, the prospects of the respective businesses of the Transferred Companies, the effectiveness or the success of any operations, or the accuracy or completeness of any confidential information memoranda, documents, projections, material or other information (financial or otherwise) regarding the Seller or its Affiliates or their respective businesses furnished to a Purchaser or its representatives or made available to a Purchaser and its representatives in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter whatsoever; and (ii) each Purchaser specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any person, and acknowledges and agrees that the Seller, the Transferred Company and their respective Affiliates and representatives have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person. Each Purchaser is acquiring the Transferred Equity Interests and the Purchased Assets subject only to the specific representations and warranties set forth in Article II or in any Ancillary Agreement. Notwithstanding the foregoing, nothing in this Section 3.5 shall limit or preclude any claims, rights, Actions or remedies of Purchasers in respect of Fraud.

Article IV

ADDITIONAL AGREEMENTS

4.1          Confidentiality.

(a)            Each of the parties hereby agrees that the disclosure of information obtained hereunder or pursuant to the negotiation and execution of this Agreement or any Ancillary Agreement or the consummation of the Transactions shall be governed by the terms of the Confidentiality Agreement; provided, that notwithstanding anything to the contrary set forth herein or therein (including this Section 4.1), neither party shall be restricted from making disclosures required by applicable securities Laws or under applicable stock exchange rules if such party makes available to the other parties any such disclosure (solely to the extent it would have otherwise been restricted by the Confidentiality Agreement) and considers in good faith the inclusion of any reasonable and timely comments provided by the other parties.

(b)           For a period of six (6) years from the date of the Closing, the Seller shall, and shall cause its Affiliates and their respective directors, officers, employees, agents and other representatives (collectively, the “Subject Persons”) to, treat and hold, as confidential and not disclose (i) any non-public, confidential or proprietary information concerning Purchasers and their Affiliates, the Purchased Assets, the Assumed Liabilities, the Seller IP and/or the Business (whether prepared by the Seller, any Purchaser, or otherwise and irrespective of the form of communication), including Trade Secrets, techniques, know-how, processes, equipment, algorithms, design details and specifications, financial information, customer lists, supplier lists, business forecasts, sales and marketing plans as well as (ii) any notes, analysis, reports, compilations, studies, interpretations, summaries or other documents (regardless of the form thereof), to the extent that they contain, reflect or are based upon or derived from clause (i) above, in whole or in part (the “Business Confidential Information”), refrain from using any of the Business Confidential Information, and deliver promptly to the US Purchaser, at the request and option of the US Purchaser, all tangible embodiments (and all copies) of the Business Confidential Information that constitute Purchased Assets or Assumed Liabilities which are in its possession or under its control, except that the Seller or any of its Affiliates may retain copies to the extent required to perform its obligations under the Ancillary Agreements or applicable Laws, or reasonably necessary in connection with the preparation in accordance with GAAP and distribution by the Seller of any financial statements. Notwithstanding the foregoing, Business Confidential Information shall not include information that (i) is generally available to the public other than as a result of a breach of this Section 4.1(b) or other act or omission of the Seller or any of its Affiliates, (ii) is lawfully received after the Closing Date from a third party not known to the Seller or any of its Affiliates or their respective Subject Persons to be under any obligation of confidentiality with respect to such information or duty with respect to the secrecy of such information, (iii) has been or is independently acquired or developed by the Seller or any of its Affiliates without violating any of the Seller’s obligations under this Section 4.1(b) or (iv) primarily concerns the Excluded Assets or the Excluded Liabilities. In the event that the Seller is required in any legal proceeding, discovery, or any subpoena, civil investigative demand, or similar process to disclose any Business Confidential Information, the Seller shall, unless prohibited by Law, notify the US Purchaser promptly of the requirement so that the US Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 4.1(b). If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller is, based on the written advice of outside legal counsel, required to disclose any Business Confidential Information in any legal proceeding to any Governmental Body, the Seller may (to the extent required) disclose such Business Confidential Information to such Governmental Body; provided, that the Seller shall use commercially reasonable efforts to obtain, at the request and sole expense of the US Purchaser, an order or other assurance that confidential treatment shall be accorded to such portion of the Business Confidential Information required to be disclosed as the US Purchaser shall designate. For the avoidance of doubt, Business Confidential Information shall include any non-public, confidential or proprietary information obtained by the Seller or its Affiliates through the provision or receipt of services under the Transition Services Agreement or performance of activities under the Supply Agreement. Notwithstanding anything in the foregoing to the contrary, the Seller may disclose Business Confidential Information to the extent reasonably necessary to assert or enforce its rights and entitlements (or defend against claims) under this Agreement or the Ancillary Agreements or in connection with the Transactions, or fulfill or comply with its obligations under this Agreement or the Ancillary Agreements or in connection with the Transactions.

(c)            From and after the Closing, each Purchaser shall, and shall cause its Affiliates and Subject Persons to, treat and hold, as confidential and not disclose (i) any non-public, confidential or proprietary information concerning the Seller and its Affiliates, the Excluded Assets and Excluded Liabilities (whether prepared by the Seller, any Purchaser or otherwise and irrespective of the form of communication), including Trade Secrets, techniques, know-how, processes, equipment, algorithms, design details and specifications, financial information, customer lists, supplier lists, business forecasts, sales and marketing plans as well as (ii) any notes, analysis, reports, compilations, studies, interpretations, summaries or other documents (regardless of the form thereof), to the extent that they contain, reflect or are based upon or derived from clause (i) above, in whole or in part (the “Seller Confidential Information”) and refrain from using any of the Seller Confidential Information. Notwithstanding the foregoing, Seller Confidential Information shall not include information that (i) is generally available to the public other than as a result of a breach of this Section 4.1(c) or other act or omission of the Purchasers or any of their Affiliates, (ii) is lawfully received after the Closing Date from a third party not known to any Purchaser or any of Purchasers’ Affiliates or their respective Subject Persons to be under any obligation of confidentiality with respect to such information or duty with respect to the secrecy of such information, (iii) has been or is independently acquired or developed by Purchasers or any of their Affiliates without violating any of the Purchasers’ obligations under this Section 4.1(c) or (iv) primarily concerns the Business, the Purchased Assets or the Assumed Liabilities. In the event that a Purchaser is required in any legal proceeding, discovery, or any subpoena, civil investigative demand, or similar process to disclose any Seller Confidential Information, it shall, unless prohibited by Law, notify the Seller promptly of the requirement so that the Seller may seek an appropriate protective order or waive compliance with the provisions of this Section 4.1(c). If, in the absence of a protective order or the receipt of a waiver hereunder, such Purchaser is, based on written advice of outside counsel, required to disclose any Seller Confidential Information in any legal proceeding to any Governmental Body, they may (to the extent required) disclose such Seller Confidential Information to such Governmental Body; provided, that they shall use commercially reasonable efforts to obtain, at the request and sole expense of the Seller, an order or other assurance that confidential treatment shall be accorded to such portion of the Seller Confidential Information required to be disclosed as the Seller shall designate. Notwithstanding anything in the foregoing to the contrary, each Purchaser may disclose the Seller Confidential Information to the extent reasonably necessary to assert or enforce their rights and entitlements (or defend against claims) under this Agreement or the Ancillary Agreements or in connection with the Transactions, or fulfill or comply with their obligations under this Agreement or the Ancillary Agreements or in connection with the Transactions.

4.2          Tax Matters.

(a)            Tax Cooperation. Until expiration of the statute of limitations of the respective Tax, the Seller and the Purchasers shall fully cooperate with each other in relation to any reasonable request in connection with any Tax liability arising from the Purchased Assets, from the Transferred Equity Interest as well as from the Transferred Company, including information reasonably required for the preparation and filing of any Tax Return or the conduct of any audit, investigation, dispute or appeal or any other communication with any Governmental Body concerning an amount of Taxes, in each case if and to the extent: (i) legally permissible; and (ii) that such disclosure would not breach any duty of confidentiality or waive privilege. Each party shall provide to the other, within ten (10) Business Days of the receipt thereof, any Tax related communications and notices it receives which may impact the other party’s Tax liability or filing responsibilities associated with the Purchased Assets. The Seller and the Purchasers have the mutual understanding that sale and transfer of the Transferred Equity Interests are either not subject to German VAT or exempt from German VAT. The Seller shall not waive any exemption from German VAT.

(b)            Transfer Taxes. All transfer, documentary, sales, use, value added, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions (“Transfer Taxes”) shall be split equally between the Seller and the Purchasers. The Seller shall prepare and file or cause to be prepared and filed all Tax Returns with respect to such Transfer Taxes and shall pay such Transfer Taxes in the time and manner prescribed by Law. The parties shall use commercially reasonable efforts to reduce any Transfer Taxes to the extent permitted by applicable Law. The Seller shall duly prepare any Tax Return or other document with respect to such Transfer Taxes and will provide a draft of any such Tax Returns to the Purchasers at least ten (10) days prior to the due date for the filing thereof for the Purchasers’ review, comment and approval (which is to not be unreasonably withheld, conditioned, or delayed). The parties will reasonably cooperate to minimize or avoid any such Transfer Taxes that might be imposed to the extent permitted by applicable Law. The Purchasers shall pay to the Seller their portion of any Transfer Taxes five (5) days before such taxes are due and payable. The Seller shall pay such Transfer Taxes when due.

(c)            U.S. Tax Treatment. For U.S. federal and applicable state and local income tax purposes, (i) the US Purchaser’s acquisition of the Purchased Assets shall be treated as a taxable sale by the Seller of each of the Purchased Assets and any Assumed Liabilities (and other relevant items under Section 1001 of the Code) in exchange for the Purchase Consideration attributable to such Purchased Assets and (ii) the German Purchaser’s acquisition of the Transferred Company shall be treated as a taxable sale by the Seller of stock unless Seller elects to make the Section 338(g) Election described in Section 4.7, in which case such acquisition shall be treated in accordance with such election. The Seller and the US Purchaser agrees not to file any Tax Returns or make any other filing, statement or declaration or take any position in any Tax audit, proceeding or other action that is inconsistent with this Section 4.2(c) unless otherwise required do so pursuant to a final determination (as defined in Section 1313(a) of the Code or any similar state or local Tax law).

(d)           Straddle Period Allocations. For purposes of determining the amount of Taxes that are payable for a Straddle Period, the portion of such Taxes which relate to the pre-Closing portion of the Straddle Period ending on the Closing Date shall: (i) in the case of Taxes such as real and personal ad valorem or other similar Taxes that are not measured by or based on income or receipts, be deemed to be the amount of such Taxes for the entire Straddle Period multiplied by the fraction the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date, and the denominator of which is the number of days in the entire Straddle Period; and (ii) in the case of all other Taxes, be deemed equal to the amount of Taxes which would be payable if the relevant Straddle Period ended on the Closing Date (and in the case of any Taxes attributable to the ownership of any equity interest in any partnership or other “flowthrough” entity or non-U.S. entity, as if the taxable period of such entity ended as of the end of the Closing Date), except that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions, other than with respect to property placed in service after the Closing), shall be allocated on a per diem basis.

(e)            Tax Refunds.

(i)            Any Tax refunds (or credits in lieu of any such refunds) that are received or become available to be used (or, in the case of a Straddle Period, that would have been received if the Straddle Period ended on the Closing Date) by the Purchasers or any of its Affiliates (including, following the Closing, for the avoidance of doubt, the Transferred Company), and any amounts credited against any Tax to which the Purchaser or any of its Affiliates (including, following the Closing, for the avoidance of doubt, the Transferred Company) become entitled, that relate to any Pre-Closing Tax Period shall be for the account of the Seller, and the Purchasers shall pay over to the Seller, as additional Purchase Price, any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto, net of any Taxes to Purchasers, the Transferred Company or any of their Subsidiaries attributable to the obtaining and receipt of such Tax refunds (for the avoidance of doubt, in all cases, excluding any Taxes resulting from the Purchaser’s loss of the benefit of such credit or refund due to such amount being paid over to the Seller).

(ii)           At the Seller’s written and timely request, the Purchasers shall timely and properly prepare, or cause to be prepared, and file, or cause to be filed, any claim for refund, amended Tax Return, or other Tax Return required to obtain any available Tax refunds for any Pre-Closing Tax Period to the extent in accordance with applicable law at a “more likely than not” standard. Without duplication of the last sentence of the previous paragraph, the Seller shall reimburse Purchasers, the Transferred Company and their Subsidiaries for any reasonable third-party expenses incurred in obtaining, attempting to obtain, retaining or attempting to retain, any such Tax refunds for the benefit of the Seller.

(iii)          Notwithstanding the foregoing, in no event shall this Section 4.2(e) require that Purchasers, the Transferred Company or any of their Subsidiaries make any payment of any such Tax refund or credit in lieu of any such refunds (and such Tax refund shall be for the benefit of Purchasers) (i) that is the result of the carrying back to a Pre-Closing Tax Period of any net operating loss or other Tax attribute or Tax credit arising in a taxable period (or portion thereof) beginning after the Closing Date, (ii) that results from the payment of Taxes with respect to a Pre-Closing Tax Period made by Purchasers, the Transferred Company, or their Affiliates on or after the Closing Date to the extent (X) Purchasers, the Transferred Company, or their Affiliates were not indemnified or otherwise reimbursed for such Taxes by the Seller and (Y) such Taxes were not taken into account in the calculation of the Purchase Price, as finally determined, or (iii) that gives rise to an obligation by Purchasers, the Transferred Company or any of their Subsidiaries to pay such Tax refund over to any Person under applicable Laws or pursuant to a provision of a contract or other agreement entered (or assumed) prior to the Closing. Notwithstanding anything to the contrary in this Section 4.2(e), to the extent that any Tax refund is subsequently determined by any Governmental Body to be less than the amount paid to the Sellers pursuant to this Section 4.2(e), the Seller shall promptly repay such amount to the Purchasers.

(f)            Seller-Prepared Returns. Except as provided elsewhere herein, the Seller shall timely prepare and file or cause to be timely prepared and filed all Tax Returns required or permitted to be filed by or with respect to the Purchased Assets and Transferred Company for tax period ending on or before the Closing Date (the “Seller-Prepared Returns”) and shall pay all Taxes shown as due thereon. All Seller-Prepared Returns shall be prepared in accordance with past practice and in accordance with the provisions of this Agreement, except as otherwise required by applicable Law. The Seller shall provide to Purchasers, at least thirty (30) days prior to the applicable due date for filing (taking into account applicable extensions), each Seller-Prepared Return described in the preceding sentence for the Purchasers’ review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed). The Purchasers shall provide any comments to such Seller-Prepared Returns no later than fifteen (15) days before the due date of such Seller-Prepared Returns (taking into account applicable extensions), and the Seller shall incorporate any reasonable comments prior to filing.

(g)           Purchaser-Prepared Returns. The Purchasers shall timely prepare and file or cause to be timely prepared and filed when due all Tax Returns of or with respect to the Transferred Company for any Straddle Period (each such Tax Return, a “Purchaser-Prepared Return”) in a manner consistent with past practice, except as otherwise required by applicable law, and in accordance with the provisions of this Agreement. The Purchasers shall provide to the Seller, at least thirty (30) days prior to the applicable due date for filing (taking into account applicable extensions), each Purchaser-Prepared Return described in the preceding sentence for the Seller’s review, comment and approval (which approval shall not be unreasonably withheld, conditioned or delayed). The Seller shall provide any comments to such Purchaser-Prepared Returns no later than fifteen (15) days before the due date of such Purchaser-Prepared Returns (taking into account applicable extensions), and the Purchasers shall incorporate any reasonable comments made by Seller into such Purchaser-Prepared Returns prior to filing such Purchaser-Prepared Returns.

4.3         Employees and Employee Benefits.

(a)            Post-Closing Employment or Service.

(i)            One of the Purchasers or one of their Affiliates, prior to the date of this Agreement, has extended a Qualifying Offer to each Signing Employee, each such offer subject to the occurrence of the Closing.

(ii)           The Purchasers or one of their applicable Affiliates, within seventy-two (72) hours of the Closing Date, shall notify each Business Employee of the Transferred Company who are not Signing Employees (each, an “Continuing German Employee” and together with the Signing Employees employed by the Transferred Company, the “German Employees”) of the acquisition of the Transferred Company by the Purchasers. Such notification shall not affect the terms and conditions of any Continuing German Employee’s employment, except that Purchasers shall offer base salary or hourly wage rate at least as favorable as each Continuing German Employee’s current base salary or hourly wage rate as of the date of the Closing.

(iii)          One of the Purchasers or one of their Affiliates, within seventy-two (72) hours of the Closing, shall extend a Qualifying Offer to each Business Employee not employed by the Transferred Company (including for the avoidance of doubt, each Business Employee engaged through a PEO) who is not a Signing Employee (each such employee, an “Offered Employee,” and each such Qualifying Offer, an “Employment Offer”). Each Employment Offer shall be conditioned upon the Offered Employee’s executing the New Hire Documents within the time period required by the Purchasers, but in no event later than the Employee Transfer Date. Each Offered Employee who accepts an Employment Offer, and who in each case executes the applicable New Hire Documents within the time period required by the Purchasers, together with each Signing Employee who is not employed by the Transferred Company, is referred to herein as a “Transferred Employee.”

(iv)          All Offered Employees and Signing Employees employed by the Seller shall remain employees of the Seller until the Employee Transfer Date. The Seller agrees to cause to resign from employment or terminate (or cause to be terminated) all Transferred Employees who remain Business Employees as of the Employee Transfer Date and to terminate (or cause to be terminated) the employment of all Offered Employees who reject any employment offer from any Purchaser or any of their Affiliates. The Purchasers shall have no Liabilities with respect to Offered Employees or Signing Employees who are not Transferred Employees by the Employee Transfer Date, except as set forth in the TSA or as set forth in Section 4.3(h). The Seller hereby covenants to comply with any notice obligations under any applicable Laws with respect to Transferred Employees whose employment is being terminated by the Seller.

(v)           The parties agree to use their commercially reasonable efforts to cause each Offered Employee to accept the Employment Offer as of no later than the Employee Transfer Date, such cooperation to include making available certain Business Employees for employment-related interviews, at Purchasers’ request.

(vi)          The Seller hereby consents to the hiring and the engagement, as applicable, of the Transferred Employees by the Purchasers and agrees not to enforce any non-competition, non-solicitation or similar covenants that would, but for this provision, prevent the Transferred Employees from fulfilling the terms and conditions of their services to the Business following the Closing or that otherwise relate in any way to the Business or the Purchased Assets; provided, however, that the Seller retains all rights to enforce confidentiality, non-competition, and employee non-solicitation obligations of such Transferred Employees inuring to the benefit of the Seller and its Affiliates for the protection of any rights pertaining solely and directly to any Excluded Assets (and for the avoidance of doubt, do not relate to the Business or the Purchased Assets).

(b)           Seller’s Responsibility for German Employee Pre-Closing Liabilities. Seller shall be responsible for any withholding and/or employment Taxes with respect to any of the German Employees that accrue or become payable during the period on or prior to the Closing. The Seller shall be responsible for filing all employment Tax returns with respect to such German Employee attributable to periods of employment or service with the Seller or its Affiliates. Purchasers are assuming no (and Seller shall be responsible for) Liabilities with respect to any German Employees attributable to periods of employment of such German Employees with the Seller or its Affiliates (including the Transferred Company) on or prior to the Closing Date, nor any Liabilities with respect to any Seller Benefit Plans or Employee Agreements on or prior to the Closing Date with respect to the German Employees (or any termination of employment or service with the Seller or its Affiliates). Notwithstanding anything else to the contrary contained herein, to the extent any Continuing German Employee voluntarily resigns their employment with the Transferred Company on or prior to the Employee Transfer Date, the Seller shall remain responsible for all the foregoing described Liabilities with respect to such Continuing German Employee until such Continuing German Employee is terminated (including for the avoidance of doubt, Liabilities that arise (i) following the Closing and (ii) out of the termination of such person’s employment or service with the Transferred Company), such that Purchasers shall have no Liability (and Sellers shall be responsible for Liabilities) for any such terminated Continuing German Employee attributable to periods of employment of such Continuing German Employee with the Purchaser or its Affiliates (or any termination of employment or service with the Purchaser or its Affiliates) nor any Liabilities with respect to any Seller Benefit Plans or Employee Agreements in respect thereof.

(c)            Credited Service. With respect to each U.S. Benefit Plan sponsored or maintained by any Purchaser or any Affiliate of Purchasers in which similarly situated employees are eligible to participate, or in which any Transferred Employee participates following the Closing (collectively, the “Purchaser Benefit Plans”), Purchasers shall use commercially reasonable efforts to recognize, for each Transferred Employee, credit for service with the Seller and its Affiliates, and their respective predecessors, for purposes of eligibility to participate, and, solely with respect to severance, vacation, and paid-time-off benefits, the determination of level of benefits, to the same extent and for the same purpose that such service was credited for such Transferred Employee under comparable Seller Benefit Plans, and for all other purposes required by applicable Law; provided that no service credit will be granted to the extent that any duplication of benefits or compensation would result.

(d)            Certain Welfare Plan Matters. Following the Closing, the Purchasers must, or must cause one of their Affiliates to, use commercial reasonably efforts to ensure that no waiting periods, exclusions, or limitations with respect to any pre-existing conditions, evidence of insurability or good health, or actively-at-work exclusions are applicable to any Transferred Employee under any Purchaser Benefit Plan providing medical, prescription drug, dental, vision, or other insurance benefits (collectively, “Purchaser Welfare Plans”) to the extent (i) permitted under the applicable Purchaser Welfare Plans and (ii) that such waiting periods, exclusions, or limitations did not apply or were satisfied under any similar Seller Benefit Plan.

(e)            Defined Contribution Plans. Effective as of the Employee Transfer Date, each Transferred Employee will become fully vested in his or her account balance(s) in the 908 Devices Inc. ADP TotalSource Retirement Savings Plan (the “Seller Retirement Plan”). Effective as of the Employee Transfer Date, the Purchasers must have, or must cause their Affiliates to have, in effect a defined contribution plan that is qualified under Section 401(a) of the Code and that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (the “Purchaser Retirement Plan”) in which each Transferred Employee who meets the eligibility criteria thereof will be eligible to participate. The Purchasers agree to cause the Purchaser Retirement Plan to accept rollovers by Transferred Employees from the Seller Retirement Plan (including rollovers of any outstanding loans under the Seller Retirement Plan as of the Employee Transfer Date).

(f)            COBRA. The Seller shall be responsible for providing all notices and continuation coverage required under COBRA or any similar Law of any state (the “COBRA Continuation Coverage”) to all Business Service Providers, including current and former employees of the Seller or any ERISA Affiliates and beneficiaries of all such employees who are or become “M&A Qualified Beneficiaries” (as such term is defined in Treasury Regulations §54.4980B-9) or any similar applicable Law of any state as a result of the consummation of the Transactions. If a Purchaser becomes a “successor employer” (as such term is defined in Treasury Regulations §54.4980B-9), then such Purchaser shall assume the Seller’s obligations to make COBRA Continuation Coverage available to M&A Qualified Beneficiaries.

(g)           Severance Benefits. The Seller will be solely responsible for all Liabilities for severance or similar compensation payable to any Offered Employee who receives and rejects a Qualifying Offer or any Continuing German Employee who voluntarily resigns employment with the Transferred Company on or prior to the Employee Transfer Date. The Purchasers will be responsible for, and will promptly reimburse the Seller on account of, all Liability for severance compensation payable by the Seller to each Offered Employee who rejects an Employment Offer that is not a Qualifying Offer (and employer-side payroll Taxes in respect thereof); provided, that such severance compensation payable shall be calculated in accordance with the methodologies set forth on Section 4.3(g) of the Seller Schedules. Seller shall not provide any Business Employee that has received a Qualifying Offer with severance or similar compensation (other than an additional 30 day vesting acceleration with respect to any outstanding restricted stock units held by such Business Employee).

(h)            No Third-Party Beneficiaries or Unintended Plan Consequences. The provisions of this Section 4.3 are solely for the benefit of the parties, and no provision of this Section 4.3 shall create any third-party beneficiary or other rights in any current or former Business Service Provider or any Transferred Employee (including any dependent or beneficiary thereof) in respect of the terms and conditions of employment with, or any benefits that may be provided by, the Purchasers or any of their Affiliates. Nothing herein shall be construed as an amendment to any employee benefit plan for any purpose.

4.4          Enforcement of Insurance Claims.

In the event that an insurance claim is asserted by the Seller or its Affiliates primarily in relation to the Business, the Transferred Company or the Purchased Assets, the Seller hereby conditionally assigns to the Purchasers the right to pursue and enforce such claims to the extent necessary for the benefit of the Purchasers, and hereby irrevocably appoints the US Purchaser as its true and lawful attorney-in-fact with full power in the name of and on behalf of the Seller or its Affiliates solely for the limited purpose of pursuing and enforcing any and all rights of the Seller or its Affiliates under any Insurance Policies which are not assigned to the Purchasers pursuant to this Agreement. Such appointment shall not impose any Liabilities on the Seller that are not expressly set forth in this Agreement. The power of attorney conferred upon the Purchasers pursuant to this Section 4.4 is an agency coupled with an interest and all authority conferred hereby shall be irrevocable, and shall not be terminated by the dissolution or the liquidation of the Seller or any other act of the Seller.

4.5          Coordination in Litigation.

In the event that a claim is asserted against any Purchaser or any of its Affiliates with respect to the Business, the Purchased Assets, the Assumed Liabilities or any of the Transactions, the Seller and its Affiliates shall provide reasonable cooperation to such Purchaser in the defense of such claim, at the Purchaser’s sole expense, including reimbursement for any reasonable and documented out-of-pocket costs incurred by the Seller or its Affiliates in providing such cooperation. Such cooperation shall not obligate the Seller or its Affiliates to take any actions that would interfere unreasonably with their respective operations.

4.6          Conduct Post-Closing.

Until such time as the final Purchase Price has been determined and paid, neither the Purchasers nor any of its Affiliates shall take, or cause or permit the Business, any Purchased Asset or and the Transferred Company to take, any of the following actions after Closing without the Seller’s written consent (such consent not to be unreasonably withheld, conditioned, or delayed): (i) any action that could reasonably be expected to (x) increase the Business’, any of the Purchased Assets’, the Transferred Company’s, or the Seller’s liability for Taxes for a Pre-Closing Tax Period, (y) reduce the Purchase Price payable hereunder or (z) increase any indemnification obligations of the Seller; (ii) filing of an amended Tax Return of or with respect to the Business, any of the Purchased Assets or and the Transferred Company for any Pre-Closing Tax Period, (iii) filing a Tax Return of or with respect to the Business, any Purchased Asset or and the Transferred Company for a Pre-Closing Tax Period in a jurisdiction where such Business, Purchased Asset, or and the Transferred Company, as applicable, has not previously filed a Tax Return, (iv) entering into any voluntary disclosure Tax program, agreement or arrangement with any Taxing Authority that relates to the Taxes of the Business, any Purchased Asset or and the Transferred Company, (v) granting an extension of an applicable statute of limitations with respect to a Tax Return of the Business or the Transferred Company for a Pre-Closing Tax Period (other than such extension obtained in connection with filing an extension to file a Tax Return for a Pre-Closing Tax Period in the Ordinary Course of Business), (vi) making of any election (including any entity classification election pursuant to Treasury Regulation Section 301.7701-3) that has retroactive effect to a Pre-Closing Tax Period other than a Section 338(g) Election or a Section 245A Election as governed by Section 4.7), or (vii) carrying back any Tax attributes of the Business, Purchased Asset or and the Transferred Company from a taxable period beginning after the Closing Date to any Pre-Closing Tax Period.

4.7          Section 338 Election; Section 245A Election.

(a)            At the joint election of the Seller and the German Purchaser: (i) the German Purchaser shall (and if applicable shall cause its Affiliates to) make (or cause to be made) an election under Section 338(g) of the Code with respect to the acquisition of the Transferred Company (a “Section 338(g) Election”); and (ii) the German Purchaser and the Seller shall (and if applicable, shall cause its Affiliates to) make (or cause to be made) an election pursuant to Treasury Regulation Section 1.245A-5(e)(3)(i) to close the taxable year of the Transferred Company at the end of the day on the Closing Date (a “Section 245A Election”). For the avoidance of doubt, either the Seller or the German Purchaser may withhold their consent to a Section 338(g) Election or a Section 245A Election in its sole discretion, in which case such election shall not be made.

(b)            If the Seller and the German Purchaser agree to make a Section 338(g) Election, the Purchasers shall execute and timely file an IRS Form 8023 and any other required forms or schedules thereto prepared by the Seller (collectively, the “Section 338(g) Forms”), as soon as reasonably practicable following the notice to make a Section 338(g) Election, but in any event no later than the fifteenth (15th day) of the ninth (9th) month following the Closing Date, and the Purchasers shall provide the Seller with final copies of any such Section 338(g) Forms filed by the German Purchaser and other documentation confirming their filing, including a duly completed notice required under Treasury Regulation Section 1.338-2(e)(4)(i), not later than fifteen (15) days after such forms are filed.

(c)            If the Seller elects to make a Section 245A Election and the Purchaser(s) (or any of its or their direct or indirect equity holders) is a U.S. tax resident that is described in Treasury Regulation Section 1.245A-5(e)(3)(i)(C)(2) as of the end of the day on the Closing Date (such Persons, “Section 245A Election Signatories”), then as soon as reasonably practicable following the decision to make a Section 245A Election, but in any event no later than the day before the due date (including extension) for the U.S. federal income tax return for the Seller for the taxable year in which the Closing occurs, the Seller shall (and shall cause its applicable Affiliates to), and Purchasers shall (or shall cause any Section 245A Election Signatories to), enter into a written agreement, in form and substance reasonably acceptable to each of the Seller and the German Purchaser and in compliance with the requirements set forth in Treasury Regulation Section 1.245A-5(e)(3)(i)(C)(2), to make the Section 245A Election. The Seller and the Purchasers shall (and shall cause their respective Affiliates to) file all required Tax Returns in a manner consistent with the Section 245A Election, including (in the case of the Seller) by timely filing the statement prescribed in Treasury Regulation Section 1.245A-5(e)(i)(D), and not take any position that is inconsistent with the Section 245A Election in any audit, examining or judicial or administrative proceeding.

4.8          Further Assurances.

From time to time following the Closing, each of the parties shall, and shall use their commercially reasonable efforts to cause their respective representatives and Affiliates to, execute, acknowledge and deliver such conveyances, notices, assumptions, releases, consents, documents and other instruments and papers, and perform such further acts as may be reasonably required or desirable to carry out the provisions of this Agreement and to fully effectuate the Transactions. From time to time following the Closing, the parties shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all reasonable further conveyances, notices, assumptions, releases and acquittances and such instruments, and shall take such reasonable actions as may be necessary or appropriate, in each case as reasonably necessary to make effective the Transactions and as may be reasonably requested by the other party, as the case may be.

Article V

SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

5.1          Survival of Representations and Warranties.

The representations and warranties of the Seller contained in Article II of this Agreement that constitute General Representations and the certificates delivered in respect thereof shall survive until the fifteen (15) month anniversary of the Closing Date (the “Survival Date”); provided, that in the event of any Fraud by the Seller with respect to the representations and warranties set forth in Article II, such claim shall survive without limitation; provided, further, that (a) the representations and warranties contained in Sections 2.5(c) (No Remaining Assets), 2.13 (Regulatory Permits; Regulatory Matters), 2.15 (Intellectual Property), 2.19 (Environmental Matters), and 2.27 (Trade Control Laws) (collectively, the “Special Representations” and individually, each a “Special Representation”) and the certificates delivered in respect thereof shall survive until the third (3rd) anniversary of the Closing Date, and (b) the representations and warranties contained in Sections 2.1 (Organization; Authority and Enforceability), 2.2(a)(i), 2.2(a)(ii) and 2.2(b) (Required Filings and Consents), 2.3 (Organization and Qualification of the Transferred Company), 2.4 (Capital Structure of the Transferred Company; Transaction Expenses of the Transferred Company), 2.5(a) (Title to Assets), 2.9 (Tax Matters), 2.23 (Affiliate Transactions), 2.25 (Brokers), 2.30 (Solvency) and 2.31 (State Takeover Statutes) (collectively, the “Seller Fundamental Representations” and individually, each a “Seller Fundamental Representation”) and the certificates delivered in respect thereof shall survive until thirty (30) days following the expiration of the statute of limitations applicable to the subject matter thereof. The representations and warranties of the Purchasers contained in Article III of this Agreement or in any certificate delivered in respect thereof shall survive until thirty (30) days (or six (6) months in the case of any representations and warranties that relate to Taxes at the level of the Transferred Company) following the expiration of the statute of limitations applicable to the subject matter thereof (together with the Seller Fundamental Representations, the “Fundamental Representations” and individually, each a “Fundamental Representation”). The covenants and indemnities (other than for breach of representation and warranties as provided for in the prior sentence) of a party hereunder shall survive until thirty (30) days following the expiration of the statute of limitations applicable to the subject matter thereof (or such longer period as specified in the applicable covenant). If an Officer’s Certificate asserting a claim for indemnification hereunder, (x) in the case of representations and warranties that survive until the Survival Date, on or before the Survival Date, (y) in the case of the Special Representations and Fundamental Representations, before the date on which such representation or warranty ceases to survive, or (z) in the case of the covenants and indemnities (other than for breach of representation and warranties as provided for in the clauses (x) and (y)), before the date on which such covenant or indemnity ceases to survive, then the claims arising in connection with such Officer’s Certificate shall survive for the benefit of all Indemnified Parties beyond the expiration of the applicable survival period for such representation, warranty, covenant or indemnity until such claims are fully and finally resolved. The parties further acknowledge that the time periods set forth in this Section 5.1 for the assertion of claims under this Agreement are the result of arm’s length negotiation among the parties and that they intend for the time periods to be enforced as agreed by the parties.

5.2           Indemnification.

(a)            Subject to the provisions of this Article V, from and after the Closing, the Seller agrees to indemnify and hold harmless the Purchaser Indemnified Parties from and against, and shall compensate and reimburse the Purchaser Indemnified Parties for, all Losses incurred or sustained by the Purchaser Indemnified Parties, or any of them, directly or indirectly, arising under, in connection with or as a result of any of the following (the “Purchaser Indemnifiable Matters”):

(i)            any breach (or an allegation that would amount to a breach in the case of a third party claim) of a representation or warranty made by the Seller in this Agreement or any Ancillary Agreement;

(ii)           any failure (or an allegation that would amount to a failure in the case of a third party claim) by the Seller to perform or comply with any covenant or agreement applicable to the Seller contained in this Agreement or any Ancillary Agreement;

(iii)          any Fraud or Willful Breach by the Seller or any authorized representative thereof;

(iv)          any Excluded Liability (including any 908 Germany Excluded Liability); and/or

(v)           all Liabilities for which the Seller is responsible pursuant to Section 4.3.

(b)           Subject to the provisions of this Article V, from and after the Closing, each Purchaser agrees, jointly and severally, to indemnify and hold harmless the Seller Indemnified Parties, from and against, and shall compensate and reimburse the Seller Indemnified Parties for, all Losses incurred or sustained by the Seller Indemnified Parties, or any of them, directly or indirectly, arising under, in connection with or as a result of any of the following (the “Seller Indemnifiable Matters” and together with the Purchaser Indemnifiable Matters, the “Indemnifiable Matters”):

(i)            any breach (or an allegation that would amount to a breach in the case of a third party claim) of a representation or warranty made by the Purchaser in Article III of this Agreement or any certificate delivered by the Purchasers to the Seller in respect thereof;

(ii)           any failure (or an allegation that would amount to a failure in the case of a third party claim) by the Purchasers to perform or comply with any covenant or agreement applicable to such Purchaser contained in this Agreement or in any Ancillary Agreement; and/or

(iii)          any Fraud or Willful Breach by the Purchasers or any authorized representative thereof; and/or

(iv)          any Assumed Liability.

(c)            For the purpose of this Article V only, when determining (i) whether any breach or inaccuracy of any representation or warranty, or failure of any covenant or agreement has occurred and (ii) the amount of Losses suffered by an Indemnified Party as a result thereof, any representation or warranty, or failure of any covenant or agreement, set forth in this Agreement that is qualified or limited in scope as to material, material adverse effect, Material Adverse Effect, or any other materiality qualifications or limitations shall be deemed to be made or given without such qualification or limitation.

(d)           Neither the Seller nor any Seller Indemnified Party shall have any right of contribution, indemnification or right of advancement from a Purchaser or any of their Affiliates (pursuant to this Agreement or otherwise) with respect to any Loss claimed by a Purchaser Indemnified Party (including by reason of such Loss being an Assumed Liability).

(e)            The Seller has agreed that the Purchaser Indemnified Parties’ rights to indemnification, compensation and reimbursement contained in this Article V relating to the representations, warranties, covenants, indemnities and obligations of the Seller; and such representations, warranties, covenants, indemnities and obligations, and the rights and remedies that may be exercised by the Purchaser Indemnified Parties with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Purchaser Indemnified Parties shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Purchaser Indemnified Parties or any of their representatives (regardless of whether obtained through any investigation by any Purchaser Indemnified Parties or any representative of any Purchaser Indemnified Parties or through disclosure by the Seller or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or by reason of the fact that a Purchaser Indemnified Party or any of its representatives knew or should have known that any representation or warranty is or might be inaccurate or untrue.

(f)            Each Purchaser has agreed that the Seller Indemnified Parties’ rights to indemnification, compensation and reimbursement contained in this Article V relating to the representations, warranties, covenants, indemnities and obligations of the Purchaser; and such representations, warranties, covenants, indemnities and obligations, and the rights and remedies that may be exercised by the Seller Indemnified Parties with respect thereto, shall not be waived, limited or otherwise affected by or as a result of (and the Seller Indemnified Parties shall be deemed to have relied upon such representations, warranties, covenants or obligations notwithstanding) any knowledge on the part of any of the Seller Indemnified Parties or any of their representatives (regardless of whether obtained through any investigation by any Seller Indemnified Parties or any representative of any Seller Indemnified Parties or through disclosure by the Purchasers or any other Person, and regardless of whether such knowledge was obtained before or after the execution and delivery of this Agreement) or by reason of the fact that a Seller Indemnified Party or any of its representatives knew or should have known that any representation or warranty is or might be inaccurate or untrue. For purposes of this Agreement, each statement or other item of information set forth in the Purchaser Schedule shall be deemed to be a representation and warranty made by Purchasers in this Agreement.

(g)            The parties agree that the Indemnified Parties’ rights to indemnification, compensation and reimbursement contained in this Article V relating to the representations, warranties, covenants, indemnities and obligations of the parties are part of the basis of the bargain contemplated by this Agreement.

(h)           If an Indemnified Party’s claim under this Article V may be properly characterized in multiple ways in accordance with this Article V such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Party shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article V. Notwithstanding the foregoing, if any Losses is recovered by an Indemnified Party under this Article V, the same amount of such Losses may not be recovered again by such Indemnified Party by reason of such Losses being subject to indemnification under more than one provision of this Agreement.

(i)             This Article V shall constitute the exclusive remedy after the Closing for recovery of monetary Losses by the Indemnified Parties with respect claims arising under this Agreement or related to the Transactions; provided, that notwithstanding anything herein to the contrary, nothing in this Agreement shall limit the rights or remedies of the Indemnified Parties (A) in the case of Fraud or Willful Breach (including pursuant to Section 5.2(a)(iii) and 5.2(b)(iii)), (B) against a signatory to an Ancillary Agreement for matters relating to such Ancillary Agreement, or (C) with respect to specific performance, injunctive and other equitable relief. Without limiting the foregoing, the provisions of this Article V will not prevent or limit a cause of action under Section 6.3 to obtain an injunction or injunctions to prevent breaches of covenants contained in this Agreement.

(j)             Each Indemnified Party shall take all reasonable steps to mitigate any Losses for which it is seeking indemnification under this Section 5.2 to the extent required by applicable Law. The amount of any Losses for which an Indemnified Party is entitled to indemnification under this Agreement shall be reduced by (A) any insurance proceeds actually recovered by such Indemnified Party (net of any deductible, co-insurance, and any reasonable expenses incurred in obtaining such proceeds), and (B) any other recoveries obtained by such Indemnified Party from any third party in respect of the Losses for which indemnification is sought. If an Indemnified Party receives any insurance proceeds or other third-party recoveries after receiving an indemnification payment under this Agreement for the same Losses, such Indemnified Party shall promptly refund to the Indemnifying Party the amount of such insurance proceeds or third-party recoveries (net of any reasonable costs of collection), but only to the extent such proceeds or recoveries, together with the indemnification payment received, exceed the total Losses incurred by the Indemnified Party.

5.3          Maximum Payments; Remedy.

(a)            A Purchaser Indemnified Party shall not be entitled to any recovery resulting from Section 5.2(a)(i) until such time (if at all) as the total amount of all Losses that have been suffered or incurred by any one or more of such Purchaser Indemnified Parties with respect to such matters exceeds $400,000 in the aggregate (the “Deductible”); and in such event, the Purchaser Indemnified Parties shall, subject to the limitations set forth in the remaining subsections of this Section 5.3, only be entitled to be indemnified against and compensated and reimbursed to the extent of all Losses in excess of the Deductible; provided, that the Deductible shall not apply to any indemnification claims relating to (i) any breach (or an allegation that would amount to a breach in the case of a third party claim) of any representation or warranty that involves Fraud (including pursuant to Section 5.2(a)(iii)) or (ii) any breach (or an allegation that would amount to a breach in the case of a third party claim) of the Special Representations and the Fundamental Representations.

(b)            The maximum amount that the Purchaser Indemnified Parties may recover from the Seller under Section 5.2(a)(i), absent Fraud, shall be limited to $7,000,000; provided, that (i) for any breach (or an allegation that would amount to a breach in the case of a third party claim) of the Special Representations, the maximum amount that the Purchaser Indemnified Parties may recover from the Seller shall be limited to $17,500,000 (the “Special Representation Cap”), and (ii) in the case of any breach (or an allegation that would amount to a breach in the case of a third party claim) of the Seller Fundamental Representations, the maximum amount that the Purchaser Indemnified Parties may recover from the Seller shall be limited to the Purchase Price (including any amounts in the Indemnification Escrow Fund) (the “Indemnifying Seller Proceeds”). Absent Fraud or Willful Breach by the Seller or any of its respective authorized representatives (including pursuant to Section 5.2(a)(iii)), the maximum amount that the Purchaser Indemnified Parties may recover from the Seller under Section 5.2(a) shall be limited to the Indemnifying Seller Proceeds. Notwithstanding anything contained herein to the contrary, nothing herein shall limit the recovery amount against the Seller, or remedies available to a Purchaser Indemnified Party, for Fraud or Willful Breach by the Seller or any of its respective authorized representatives (including pursuant to Section 5.2(a)(iii)).

(c)            Except for Fraud or Willful Breach committed by the Purchasers or any of their authorized representatives, the maximum amount that the Seller may recover under Section 5.2(b) shall be limited to the aggregate Indemnifying Seller Proceeds. Notwithstanding anything contained herein to the contrary, nothing herein shall limit the recovery amount against the Purchasers, or remedies available to the Seller Indemnified Parties, for Fraud or Willful Breach by the Purchasers or any of their authorized representatives (including pursuant to Section 5.2(b)(iii)).

(d)            For the avoidance of doubt, (i) if and solely to the extent the amount of a Loss is recovered by an Indemnified Party through the actual payment of a Payable Claim to such Indemnified Party, the same amount of such Loss may not be recovered again by such Indemnified Party by reason of such Loss being subject to indemnification under more than one provision of this Agreement and (ii) if and solely to the extent that a Loss in connection with an Indemnifiable Matter was expressly taken into account in connection with calculations of the US Purchase Price pursuant to Section 1.10, the same amount of such Loss may not be recovered under this Article V, but, in the case of the immediately preceding clauses (i) and (ii), the amount, if any, of Loss that exceeds the amount already recovered under clause (i) or already taken into account under clause (ii) shall be recoverable on and subject to the terms and conditions of this Article V.

5.4          Claims for Indemnification, Resolution of Conflicts.

(a)            Making a Claim for Indemnification; Officer’s Certificate. An Indemnified Party may seek recovery of Losses pursuant to this Article V by delivering to the US Purchaser (in the case of a Seller Indemnified Party) or the Seller (in the case of a Purchaser Indemnified Party), an Officer’s Certificate in respect of such claim. The date of such delivery of an Officer’s Certificate is referred to herein as the “Claim Date” of such Officer’s Certificate (and the claims for indemnification contained therein). For purposes hereof, “Officer’s Certificate” means a certificate signed by any authorized representative of an Indemnified Party (or, in the case of an Indemnified Party who is an individual, signed by such individual) stating that an Indemnified Party has paid, sustained, incurred, or accrued, or reasonably anticipates that it will have to pay, sustain, incur or accrue Losses and including, to the extent reasonably practicable, a non-binding, preliminary estimate of the amounts of such Losses; provided, that the Officer’s Certificate need only specify such information to the knowledge of such officer or such Indemnified Party as of the Claim Date, shall not limit any of the rights or remedies of any Indemnified Party, and may be updated and amended from time to time by the Indemnified Party by delivering an updated or amended Officer’s Certificate to the Seller or the US Purchaser, as applicable.

(b)           Objecting to a Claim for Indemnification.

(i)            The Seller or the US Purchaser, as applicable, may object, in whole or in part, to a claim for indemnification set forth in an Officer’s Certificate by delivering to the Indemnified Party seeking indemnification a written statement of objection to the claim made in the Officer’s Certificate (an “Objection Notice”); provided, that, to be effective, such Objection Notice must (A) be delivered to the Indemnified Party pursuant to Section 6.2 prior to 5:00 p.m. New York time on the thirtieth (30th) day following the Claim Date of the Officer’s Certificate (such deadline, the “Objection Deadline” for such Officer’s Certificate and the claims for indemnification contained therein) and (B) set forth in reasonable detail the nature of the objections to the claim in respect of which the objection is made.

(ii)           To the extent the Seller or the US Purchaser, as applicable, does not object in writing (as provided in Section 6.2) to the claims contained in an Officer’s Certificate prior to the Objection Deadline for such Officer’s Certificate, such failure to so object shall be an irrevocable acknowledgment by the Seller or the US Purchaser, as applicable, that the Indemnified Party is entitled to the full amount of the claims for Losses set forth in such Officer’s Certificate (and such entitlement shall be conclusively and irrefutably established) with respect to the applicable Indemnifying Parties (any such claim, an “Unobjected Claim”). Within thirty (30) days of a claim becoming an Unobjected Claim, the Indemnifying Parties shall make the applicable payment to such Indemnified Party, subject to this Section 5.4 and Section 5.6.

(c)            Resolution of Conflicts. In the case the Seller or the US Purchaser, as applicable, timely delivers an Objection Notice in accordance with Section 5.4(b) hereof, the Seller or the US Purchaser, as applicable, and the applicable Indemnified Parties shall attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims. If the Seller or the US Purchaser, as applicable, and the Indemnified Parties reach an agreement, a memorandum setting forth such agreement shall be prepared and signed by all applicable parties (any claims covered by such an agreement, “Settled Claims”). Any amounts required to be paid as a result of a Settled Claim shall be paid by the Indemnifying Party to the Indemnified Parties pursuant to the Settled Claim within thirty (30) days of the applicable claim becoming a Settled Claim, subject to Sections 5.4(e) and 5.6. If the Seller or the US Purchaser, as applicable, and the Indemnified Parties are unable to reach an agreement, the matter specified in the Objection Notice shall be resolved pursuant to Section 6.11 (any claims resolved pursuant thereto, “Resolved Claims”).

(d)           Payable and Unresolved Claims. A “Payable Claim” means a claim for indemnification of Losses under this Article V, to the extent that such claim has not yet been satisfied (including by release to the Purchaser Indemnified Party of cash from the Indemnification Escrow Fund), that is (i) a Resolved Claim, (ii) a Settled Claim, or (iii) an Unobjected Claim. An “Unresolved Claim” means any claim for indemnification of Losses under this Article V specified in any Officer’s Certificate delivered pursuant to Section 5.4(a), to the extent that such claim is not a Payable Claim and has not been satisfied (including by release to the Indemnified Party of cash from the Indemnification Escrow Fund).

(e)            Escrow Amount; Recovery of Losses.

(i)            Subject to Sections 5.4(b) and 5.4(c) above, by virtue of this Agreement and as partial security for the indemnity obligations provided for in Section 5.2(a) hereof, subject to the terms of this Agreement and the Escrow Agreement and the other limitations set forth in this Article V, the Purchaser Indemnified Parties shall have the right, and shall be required, in the manner provided in this Section 5.4(e) and Section 5.5(b), to recover the amount of any Losses with respect to which the Purchaser Indemnified Parties are entitled to indemnification under Section 5.2(a):

(A)         first by the release from the Indemnification Escrow Fund until the Indemnification Escrow Fund has been exhausted; and

(B)         second, from the Seller directly.

At the Escrow Release Time or at any time thereafter, if and to the extent the value of the Indemnification Escrow Fund exceeds the aggregate amount of Unresolved Claims, then the amount of such excess shall be paid to the Seller. From and after the Escrow Release Time until such time as the Indemnification Escrow Fund has been fully depleted pursuant to this Section 5.4(e), the US Purchaser shall promptly deliver to the Seller a notice, as each such Unresolved Claim (whether or not such Unresolved Claim existed on the Escrow Release Time) becomes resolved as either a Payable Claim or a claim that is not a Payable Claim, of such resolution and either (A) if and to the extent such Unresolved Claim has been resolved as a Payable Claim, the US Purchaser shall specify the amount of such Payable Claim, and payment of such amount shall be made to the applicable Purchaser Indemnified Parties from the Indemnification Escrow Fund, and (B) if and to the extent such Unresolved Claim has been resolved as not a Payable Claim, the US Purchaser shall specify the amount, if any, corresponding to the amount by which such portion of such Unresolved Claim exceeds the aggregate amount of the remaining Unresolved Claims (including Unresolved Claims that did not exist on the Escrow Release Time).

5.5          Escrow Arrangements.

(a)            Escrow Fund. At the Closing, in accordance with the terms of Section 1.7(c), the Purchaser will deposit the Escrow Amount with the Escrow Agent, without any act of the Seller, such deposit of the Escrow Amount to constitute an escrow fund to be governed by the terms set forth in the Escrow Agreement.

(b)           Satisfaction of Claims.

(i)            If payment is to be made to a Purchaser Indemnified Party from the Indemnification Escrow Fund pursuant to the terms of this Agreement, the Purchasers and the Seller shall promptly deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release from the Indemnification Escrow Fund to the applicable Purchaser Indemnified Party the amount of cash so payable, in accordance with the terms of the Escrow Agreement.

(ii)           If payment is to be made to the Seller from the Indemnification Escrow Fund pursuant to the terms of this Agreement, the Purchasers and the Seller shall promptly deliver joint written instructions to the Escrow Agent directing the Escrow Agent to release to the Seller the amount of cash so payable, in accordance with the terms of the Escrow Agreement.

5.6           Indemnification Procedure for Third-Party Claims.

(a)            In the event that any Action for which an Indemnifying Party may be liable to an Indemnified Party is asserted by a third party (a “Third-Party Claim”), the Indemnified Party shall promptly (and in any event within five (5) Business Days of notice of such Third-Party Claim) provide the Indemnifying Party written notice of such Third-Party Claim (the “Claim Notice”). The failure of the Indemnified Party to give prompt notice of any Third-Party Claim shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto, provided, that the Indemnifying Party is not prejudiced in any material respect thereby. The Claim Notice shall (i) state that the Indemnified Party has paid or properly accrued Losses or anticipates that it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Article V, and (ii) specify in reasonable detail, to the extent then known, the basis for any anticipated liability, the breach of representation, warranty, covenant or agreement to which each such item is related (to the extent known), and the computation of the amount to which such Indemnified Party claims to be entitled under this Article V (to the extent known). The Indemnified Party shall enclose with the Claim Notice copies of all papers served with respect to such Third-Party Claim and any other documents reasonably necessary to evidence such Third-Party Claim and the asserted Losses.

(b)            The Indemnifying Party will have twenty (20) days from the date on which the Indemnifying Party received the Claim Notice to notify the Indemnified Party in writing that the Indemnifying Party desires to assume the investigation and defense of such Third-Party Claim and any litigation resulting therefrom with counsel reasonably acceptable to the Indemnified Party and at the sole cost and expense of the Indemnifying Party, provided, that, (i) if the Indemnifying Party assumes such investigation and defense, the Indemnified Party shall not be entitled to assume or control the investigation or defense unless the Indemnifying Party fails to diligently prosecute such Third-Party Claim, (ii) in no event may any Indemnifying Party assume control of the defense of any Third-Party Claim involving any Governmental Body or criminal Liability, the infringement of Intellectual Property Rights of any Person by the Indemnified Party, in which injunctive or other non-monetary relief is sought against any Indemnified Party or in which a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party and (iii) the Indemnifying Party may only assume control of such defense if it acknowledges in writing to the Indemnified Party (on behalf of all of the Indemnifying Parties) that any Loss that may be assessed against any Indemnified Party in connection with such Third-Party Claim constitute Losses for which the Indemnified Party shall be indemnified pursuant to this Article V. If the Indemnifying Party assumes the investigation and defense of such Third-Party Claim in accordance herewith the Indemnified Party may retain separate co-counsel and participate in the investigation defense of such Third-Party Claim at its sole cost and expense, but the Indemnifying Party shall control the investigation and defense thereof. The Indemnified Party shall have the right to consent to the entry of any judgment or enter into any settlement with respect to such Third-Party Claim without the prior written consent of the Indemnifying Party, provided that unless consented to by the Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed), any Third-Party Claim settled without the consent of the Indemnifying Party shall not be determinative of the amount of Losses or whether such claim is indemnifiable hereunder. The parties shall use commercially reasonable efforts to minimize Losses from Third-Party Claims as required by applicable Law, act in good faith in responding to, defending against, settling or otherwise dealing with such claims, and cooperate in any such defense and give each other reasonable access to and copies of information, records and documents reasonably relevant to the Third-Party Claim.

(c)            If the Indemnifying Party does not assume the defense of such Third-Party Claim as provided in this Section 5.6 or fails to diligently prosecute or withdraws from the defense of a Third-Party Claim, the Indemnified Party will be entitled to assume such defense, at its sole cost and expense, including reasonable attorney’s fees and expenses for outside legal counsel, investigation expenses and all other expenses (or, if the Indemnified Party incurs a Loss with respect to the matter in question for which the Indemnified Party is entitled to indemnification pursuant to this Article V, as applicable, at the expense of the Indemnifying Party as an indemnifiable Loss).

5.7          Purchase Price Adjustment.

The Purchasers and the Seller agree that any indemnity payment made pursuant to this Article V shall, to the extent permitted by applicable Law, be treated by the parties as an adjustment to the Purchase Price (including for Tax purposes).

Article VI

MISCELLANEOUS

6.1          Definitions.

As used in this Agreement, the following capitalized terms have the following meanings:

“908 Germany Excluded Liabilities” means all Liabilities of the Transferred Company as of the Closing (other than executory obligations under Contracts of the Transferred Company primarily used in or necessary to conduct or operate the Business (such Contracts, the “908 Germany Contracts”)), including any Liabilities that arise from or are directly related to: (i) (A) defaults, violations or breaches of any 908 Germany Contracts or applicable Law on or prior to the Closing, (B) events occurring on or prior to the Closing, which, after notice or lapse of time or both, would constitute a default, violation or breach, including breach of warranty or covenant, in each case whether or not a claim for such default, violation or breach is made prior to or following the Closing or (C) the execution and delivery of this Agreement or the consummation of the Transactions; (ii) any indemnification or hold harmless obligation that arises out of any event, act, omission, or condition occurring or existing prior to or as of the Closing or (iii) any pension commitment of the Transferred Company (retirement, occupational disability and survivor’s pension) to Dr. Wolfgang Künnecke dated December 15, 2004 or (iv) any Tax liabilities on the level of the Transferred Company for Pre-Closing Tax Periods. Without limiting the generality of the foregoing, the 908 Germany Excluded Liabilities shall include all Liabilities of the types described in the definition of “Excluded Liabilities” (as applied to the Transferred Company, mutatis mutandis), other than those described in Sections 1.3(b)(iv) through 1.3(b)(vii).

“Accountant” has the meaning set forth in Section 1.10(b)(ii).

“Accounting Principles” means the principles, policies, practices and methods set forth on Exhibit B.

“Accounts Receivable” means all accounts or notes receivable held by the Seller from third parties, and any security, claim, remedy or other right related to any of the foregoing, in each case, to the extent applicable to the Purchased Assets.

“Acquired Registered IP” has the meaning set forth in Section 2.15(a).

“Action” means any action, claim, complaint, inquiry, investigation, request, demand, suit, arbitration or other proceeding, whether civil or criminal, at law or in equity, by or before any Governmental Body.

“Affiliate” means, with respect to any Person, (a) who is an individual, the spouse, parent, sibling, or lineal descendant of such Person, (b) that is an entity, the officers, directors, managers, members, partners, or any affiliate of the foregoing and (c) any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, another Person. For purposes of this definition, the terms “control,” “controlling,” “controlled by” and “under common control with,” as used with respect to any Person, mean the possession, directly or indirectly, of the power to direct the management, policies economic interests or investment decisions of a Person, whether through the ownership of voting securities, equity or debt interests, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreement” means, collectively, the German Local Transfer Agreement, the Bill of Sale and Assignment and Assumption Agreement, the Patent Assignment Agreement, the Trademark Assignment Agreement, the Restrictive Covenant Agreement, the Supply Agreement, the Owned IP License, the UNC IP Sublicense, the Escrow Agreement, the Intercompany Assumption Agreement and the Transition Services Agreement, and any other agreements, certificates and instruments executed and delivered in connection with the Transaction.

“Ancillary Lease Document” has the meaning set forth in Section 2.18(b).

“Assumed Contracts” has the meaning set forth in Section 1.2(a)(iv).

“Assumed Liabilities” has the meaning set forth in Section 1.3(a).

“Benefit Plan” means a plan, program, policy, practice, contract, agreement, or other arrangement providing for compensation, change in control or other transaction-related compensation, deferred compensation, bonus, incentive compensation, retention, severance, separation or termination pay, profit sharing, equity or equity-based awards, performance awards, supplemental income, vacation, welfare benefits, health benefits, retirement benefits, fringe benefits, disability, or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA or, with respect to employees located in a jurisdiction outside of the United States, as understood under the applicable Laws of such jurisdiction.

“Bill of Sale and Assignment and Assumption Agreement” means that certain Bill of Sale and Assignment and Assumption Agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit C.

“Business” means the activities, operations, and undertakings of the Seller and the Transferred Company (or any of their Affiliates) related to the research, development, manufacture, testing, commercialization and distribution (i) in the field of bioprocessing process analytical technologies and/or (ii) of the Seller Products.

“Business Contingent Workers” means all current independent contractors, consultants, temporary employees, leased employees or other agents employed, engaged, or used primarily by the Business, including all independent contractors, consultants, temporary employees, leased employees or other agents employed, engaged, or used by the Transferred Company, as of the date of this Agreement.

“Business Day” means any day other than a Saturday, a Sunday, or a day on which banks in the Commonwealth of Massachusetts or Frankfurt are authorized or obligated by Law or executive order to close.

“Business Employees” means the Persons set forth on Annex A and Annex B.

“Business Permits” has the meaning set forth in Section 2.12.

“Business Records” has the meaning set forth in Section 1.2(a)(viii).

“Business Service Providers” means all Business Employees and Business Contingent Workers.

“CERCLIS” has the meaning set forth in Section 2.19(b).

“Claim Date” has the meaning set forth in Section 5.4(a).

“Claim Notice” has the meaning set forth in Section 5.6(a).

“Closing” has the meaning set forth in Section 1.6.

“Closing Date” has the meaning set forth in Section 1.6.

“COBRA” means the continuation coverage requirements for “group health plans” under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and as codified in Code Section 4980B and Sections 601 through 608 of ERISA, and any similar and applicable state or local Law, and, in each case, any official guidance promulgated thereunder.

“COBRA Continuation Coverage” has the meaning set forth in Section 4.3(f).

“Code” means the United States Internal Revenue Code of 1986, as amended, or any successor statute.

“Confidentiality Agreement” means that certain confidentiality letter agreements, dated as of November 7, 2024, by and between the Seller and the US Purchaser, as the same may be amended from time to time.

“Consultant Proprietary Information Agreement” has the meaning set forth in Section 2.15(f).

“Continuing German Employee” has the meaning set forth in Section 4.3(a).

“Contract” means any contract, agreement, commitment, purchase order, undertaking, license, loan or credit agreement, note, bond, guaranty, mortgage, indenture, instrument, Lease or other legally binding obligation, to which a Person is a party, by which a Person is bound or to which any of such Person’s assets or property are subject (other than any Benefit Plan).

“Contributor” has the meaning set forth in Section 2.15(d).

“Copyrights” means copyrights in published and unpublished works (whether or not registered in any jurisdiction) and applications for registration of copyright (including extensions and renewals) and similar or equivalent rights in works of authorship, including mask work rights, arising anywhere in the world, and all derivatives, translations, adaptations and combinations of the foregoing.

“Deferred Asset” has the meaning set forth in Section 1.4(a).

“Dispute Notice” has the meaning set forth in Section 1.10(b)(ii).

“EAR” has the meaning set forth in Section 2.27(a).

“Employee Agreement” means an individual employment, severance, change in control or other transaction-related, retention, loan, bonus, commission, other cash incentive, equity-based, noncompete, non-solicit, confidentiality, compensation or similar agreement or Contract between the Seller (or any of its Affiliates) and a Business Employee.

“Employee Proprietary Information Agreement” has the meaning set forth in Section 2.15(f).

“Employee Transfer Date” means March 17, 2025.

“Employment Offer” has the meaning set forth in Section 4.3(a).

“Enforceability Limitations” has the meaning set forth in Section 2.1(b).

“Environment” means any soil, soil vapor, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supplies, land, sediments, surface or subsurface strata, flora, fauna, ambient air (including indoor air), and any other environmental medium or natural resource.

“Environmental Laws” means any federal, state or local law, common law, regulation, ordinance, bylaw or other applicable and binding legal authority relating to: (a) the manufacture, transport, use, treatment, storage, disposal, recycling, export, Release or threatened Release of Hazardous Materials; (b) protection of human health relating to Hazardous Materials; or (c) pollution or protection of the Environment.

“Environmental Permits” has the meaning set forth in Section 2.19(a).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity (whether or not incorporated) under common control with the Seller or any of its Subsidiaries or that, together with the Seller, could be deemed a single employer within the meaning of Section 4001(b)(1) of ERISA or within the meaning of Section 414(b), (c), (m) or (o) of the Code, and the regulations issued thereunder.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Agreement” has the meaning set forth in Section 1.7(c).

“Escrow Amount” means the Indemnification Escrow Amount plus the WC Escrow Amount.

“Escrow Fund” has the meaning set forth in Section 1.7(c).

“Escrow Release Time” means the first Business Day after the Survival Date.

“Estimated Adjusted US Closing Payment” has the meaning set forth in Section 1.5.

“Estimated Closing Statement” has the meaning set forth in Section 1.10(a).

“Excluded Assets” has the meaning set forth in Section 1.2(b).

“Excluded Contracts” has the meaning set forth in Section 1.2(b)(ii).

“Excluded Liabilities” has the meaning set forth in Section 1.3(b).

“Excluded Taxes” means, without duplication and, in each case, to the extent not otherwise taken into account under this Agreement (including, without limitation, to the extent taken into account in Purchase Consideration as finally determined), (i) all Taxes of the Seller Group or any of their respective Affiliates, or for which the Seller Group or their Affiliates are otherwise liable, for any taxable period, including all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any member of the Seller Group (or any predecessor thereof) is or was a member on or prior to the Closing Date, including pursuant to Section 1.1502-6 of the Treasury Regulations or any analogous or similar state, local or non-U.S. Law or regulation; (ii) all Taxes relating to the Excluded Assets or Excluded Liabilities for any taxable period; (iii) any employment Taxes (including withholding Taxes) required with respect to any payments made under this Agreement at Closing to the extent Seller is entitled to a deduction with respect to any such payments giving rise to such employment Taxes, (iv) all Taxes relating to the Purchased Assets or Assumed Liabilities for any taxable period (or portion thereof) ending on or before the Closing Date, and (v) all Transfer Taxes allocated to Seller pursuant to Section 5.2(b).

“FCPA” has the meaning set forth in Section 2.26(a).

“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.

“FDCA” means the Federal Food, Drug and Cosmetic Act of 1938 (21 U.S.C. Section 301 et seq.), as amended.

“Final Closing Calculation” has the meaning set forth in Section 1.10(b)(iii).

“Final Purchaser Closing Statement” has the meaning set forth in Section 1.10(b)(ii).

“Final Shortfall” has the meaning set forth in Section 1.10(b)(iii).

“Final Tax Allocation Schedule” has the meaning set forth in Section 1.8(a).

“Final Tax Allocation Statement” has the meaning set forth in Section 1.8(a).

“Financial Statements” has the meaning set forth in Section 2.6.

“Fraud” means, within the meaning of the applicable Laws of the State of Delaware, common law fraud with an element of scienter.

“Fundamental Representations” has the meaning set forth in Section 5.1.

“GAAP” means United States generally accepted accounting principles, as in effect on the date or for the period with respect to which such principles are applied.

“General Representations” means all representations and warranties set forth in Article II of this Agreement other than the Special Representations and the Fundamental Representations.

“German Employees” has the meaning set forth in Section 4.3(a).

“German Employment Offer” has the meaning set forth in Section 4.3(a).

“German Local Transfer Agreement” has the meaning set forth in Section 1.1.

“German Purchase Price” has the meaning set forth in Section 1.5.

“German Purchaser” has the meaning set forth in the Preamble.

“Governmental Body” means any nation or government, any state, municipality, or other political subdivision thereof and any entity, body, domain name dispute resolution service provider, agency, commission, committee, department, board, bureau, or court, whether domestic, foreign or multinational, exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any executive official thereof, and any court, tribunal, or arbitrator(s) (public or private) of competent jurisdiction, and any governmental or non-governmental self-regulatory organization (including stock exchanges), agency, or authority.

“Hazardous Materials” means any pollutant, contaminant, or waste and any other chemical, substance or material regulated under any Law or by any Governmental Body due to its toxic, hazardous or dangerous or deleterious properties or characteristics, and includes crude oil or any fraction thereof, petroleum, petroleum based products or byproducts, medical or infectious waste, asbestos, asbestos-containing materials, heavy metals, chlorinated solvents, urea formaldehyde foam insulation, polychlorinated biphenyls, mold, mycotoxins, radon and per- or polyfluoroalkyl substances.

“Health Care Laws” means any Law of any Governmental Body pertaining to health regulatory matters applicable to the Business, including applicable provisions of the following: (i) the FDCA; (ii) the Public Health Service Act (42 U.S.C. Section 201 et seq.) and the Controlled Substances Act (21 U.S.C. Section 801 et seq.); (iii) all applicable federal, state, local and foreign health care fraud and abuse laws, including the Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the Civil False Claims Act (31 U.S.C. Section 3729 et seq.), the criminal false statements law (42 U.S.C. Section 1320a-7b(a)), 18 U.S.C. Sections 286, 287, 1035, 1347 and 1349, the health care fraud criminal provisions under the Health Insurance Portability and Accountability Act (42 U.S.C. Section 1320d et seq.) (“HIPAA”), the civil monetary penalties law (42 U.S.C. Section 1320a-7a), the exclusion law (42 U.S.C. Section 1320a-7), the Physician Payments Sunshine Act (42 U.S.C. Section 1320-7h), and applicable laws governing government funded or sponsored healthcare programs; (iv) HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.); (v) all other similar local, state, federal, national, supranational and foreign laws; and (vi) the regulations promulgated pursuant to such laws set forth in (i) through (v).

“Indebtedness” means, with respect to a Person, the aggregate amount (including the current portions thereof), without duplication, of (a) indebtedness of such Person for money borrowed from others and purchase money indebtedness and all other obligations evidenced by notes, bonds, debentures, mortgages, or other similar instruments issued or made by such Person, (b) all obligations relating to or arising under interest rate hedging contracts to which such Person is a party, (c) all obligations to pay rent or other amounts under any lease of (or other arrangement covering the right to use) any property, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person as of such date computed in accordance with GAAP (other than real property leases), (d) all obligations of such Person for overdrafts or for the deferred purchase price of equity interests, property or services, including in the form of unpaid earn-outs, (e) all obligations under any performance bond or letter of credit of such Person, and (f) indebtedness of the type described in clauses (a) through (e) above guaranteed in any manner by such Person.

“Indemnifiable Matters” has the meaning set forth in Section 5.2(b).

“Indemnification Escrow Amount” means $3,500,000 in cash.

“Indemnification Escrow Fund” means the Indemnification Escrow Amount plus any interest thereon and on any such interest, in accordance with the Escrow Agreement, as the same may be reduced from time to time by any payments to the Purchaser and the other Purchaser Indemnified Parties pursuant to Section 5.4(e) or Section 5.5(b).

“Indemnified Party” means, as applicable, a Seller Indemnified Party or a Purchaser Indemnified Party.

“Indemnifying Party” means, as applicable, a Seller Indemnified Party or a Purchaser Indemnified Party.

“Indemnifying Seller Proceeds” has the meaning set forth in Section 5.3(b).

“Information Privacy Laws” means Laws and regulations regarding privacy, cybersecurity, or data protection that are applicable to the Seller and/or the Transferred Company regarding the Processing of Personal Information, including but not limited to HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, found in the American Recovery and Reinvestment Act of 2009 at Division A, Title XIII and Division B, Title IV, the EU General Protection Regulation (GDPR), the German Federal Data Protection Act (Bundesdatenschutzgesetz, BDSG), state breach notification laws, state laws as applied in the context of data privacy, including the Biometric Information Protection Act and all other laws governing the collection or processing of biometric information, the CAN-SPAM Act, the California Invasion of Privacy Act and other laws concerning communications recording and/or interception, data breach notification, electronic communications, telemarketing, and similar laws in the United States and any other applicable jurisdiction, state social security number protection Laws, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Fair Credit Reporting Act and its state law equivalents, the California Online Privacy Protection Act, each as amended from time to time, the Digital Advertising Alliance’s Self-Regulatory Principles for Online Behavioral Advertising, and any Law or regulation from any applicable jurisdiction the purpose for which is to protect the privacy of Personal Information.

“Information Security Reviews” has the meaning set forth in Section 2.16(c).

“Infringement” or “Infringe” (or other correlative terms) means an assertion that a given item (whether tangible or not) infringes, misappropriates, dilutes, unfairly competes with, constitutes unauthorized use of or otherwise violates the Intellectual Property Rights of any Person.

“Insurance Policies” has the meaning set forth in Section 2.24(a).

“Intellectual Property Rights” means intellectual property rights and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including any and all of the rights in or associated with the following throughout, or anywhere in, the world: (a) Patents, (b) Trademarks, (c) Copyrights, (d) Trade Secrets, (e) Internet Properties, and (f) any equivalent right to any of the foregoing.

“Intercompany Assumption Agreement” has the meaning set forth in Section 1.7(a)(xii).

“Internet Properties” means uniform resource locators, web site addresses, domain names and registrations for domain names and web addresses.

“Inventory” means all raw materials, works-in-progress, finished goods, supplies and other inventories of the Seller and its Subsidiaries (including the Transferred Company), wherever situated.

“IRS” means the U.S. Internal Revenue Service.

“ISO” means the International Organization for Standardization, a non-governmental organization that develops and publishes international standards.

“ITAR” has the meaning set forth in Section 2.27(a).

“Knowledge of the Seller” means the knowledge (assuming due and reasonable inquiry) of (i) Kevin Kropp, Joseph Griffith, Christopher Brown, Michael Turner and Steve Davenport (solely with respect to Sections 2.14 and 2.22(a)), and (ii) solely as it relates to the Transferred Company, Wolfgang Künnecke.

“Labor Agreement” means any collective bargaining agreement, trade union agreement, or any other similar Contract with any Labor Entity.

“Labor Entity” means any union, trade union, works council or similar worker representation organization or labor relations entity.

“Latest Balance Sheet” has the meaning set forth in Section 2.6.

“Latest Balance Sheet Date” has the meaning set forth in Section 2.6.

“Latest Financial Statements” has the meaning set forth in Section 2.6.

“Law” or “Laws” means any federal, state, local, foreign, multinational, or other law (both common and statute law and civil and criminal law), treaty, convention, rule, directive, legislation, ordinance, act, regulatory code (including statutory instruments, circulars, directives, decisions, rules, and regulations), or similar provision having the force of law or an Order of any Governmental Body. For the avoidance of doubt, “Laws” includes Good Manufacturing Practices, if applicable.

“Leased Real Property” means the real property leased, subleased or licensed by the Seller or any Subsidiary, in each case, as tenant, subtenant, licensee or other similar party, together with, to the extent leased, subleased, licensed or owned by the Seller or any Subsidiary, all buildings and other structures, facilities or leasehold improvements, currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property and other assets of every kind, nature and description of the Seller or any Subsidiary located at or attached or appurtenant thereto and all easements, licenses, rights, options, privileges and appurtenances relating to any of the foregoing.

“Leases” shall mean all of the Seller’s and/or the Transferred Company’s right, title and interest in and to all leases, subleases, licenses, occupancy or related agreements or tenancies as set forth on Section 2.18(b) of the Seller Schedules.

“Liability” means any liability, obligation (including as related to Taxes), debt, commitment, guaranty, claim, loss, damage, deficiency, fine, cost or expense of any kind, whether absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due.

“Lien” means security interests, mortgages, liens, pledges, deeds of trust, charges, easements, reservations, servitudes, rights of way, options, rights of first offer or refusal, conditional sale or other title retention agreements or any similar restrictions, any agreement to provide any of the foregoing, and any and all other encumbrances, whether or not relating to the extension of credit or the borrowing of money, whether imposed by Contract, Law, equity or otherwise. For the avoidance of doubt, non-exclusive licenses of Intellectual Property Rights shall not constitute Liens.

“Losses” means Liabilities, losses, obligations, fines, fees, damages, penalties, and costs and expenses (including reasonable, out-of-pocket fees for attorneys, accountants, and other professional advisors); provided that Losses shall not include exemplary or punitive damages (except to the extent such types of Losses are specifically awarded by an arbitrator or Governmental Body to a third party).

“Material Adverse Effect” means any circumstance, set of facts, event, condition, change in, or effect (or series of related circumstances, sets of facts, events, conditions, changes in, or effects) that, (i) individually or in the aggregate, materially and adversely prevents, delays, impairs or otherwise affects, or would reasonably be expected to materially and adversely prevent, delay, impair or otherwise affect, the ability of the Seller to consummate the Transactions or to perform its obligations hereunder or (ii) the effect of which is, or would reasonably be expected to be, individually or in the aggregate, materially adverse to the conditions, Liabilities, assets, properties, operations or results of operations of the Transferred Company, the Business or the Purchased Assets, taken as a whole; provided, however, that no circumstance, set of facts, event, condition, change in, or effect resulting in or arising from the following shall constitute a Material Adverse Effect or be considered in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur, in each case, solely for the purposes of clause (ii):

(a)            changes in global or U.S. economic, monetary, financial, political or social conditions, including changes in (x) financial or credit market conditions anywhere in the world in which the Transferred Company operates or (y) interest rates or currency exchange rates,

(b)           conditions generally affecting any of the industries in which the Transferred Company or the Business operate;

(c)            epidemics (including COVID-19), pandemics, Public Health Measures, or the material worsening of any of the foregoing,

(d)           acts of God or other calamities, national or international political or social conditions, or similar events or global, national or regional hostilities, military actions, cyberattacks, political instability, acts of terrorism or war or any escalation or material worsening of any such hostilities, military actions, political instability, acts of terrorism or war;

(e)            earthquakes, hurricanes, tsunamis, typhoons, lightning, blizzards, tornadoes, mudslides, floods and other natural disasters, weather conditions and other similar force majeure events,

(f)            changes in any Law or in GAAP (or the interpretation thereof), or

(g)           failure of the Business or the Transferred Company to meet internal or published sales, earnings, budgets, plans, forecasts or other financial or non-financial projections or estimates (provided, any change underlying such failure not otherwise excluded in the other exceptions in clauses (a) through (e) of this definition may be taken into account in determining whether a Material Adverse Effect has occurred);

except to the extent such circumstances, set of facts, events, conditions, changes in, or effects resulting in or arising from the matters described in clauses (a) through (f) above disproportionately adversely affects the Business, the Transferred Company or the Purchased Assets, taken as a whole, as compared to similar companies or businesses in the industry in which the Business or the Transferred Company operate (and then only to the extent of such disproportionate impact).

“Material Business Reduction” has the meaning set forth in Section 2.22(a).

“Material Contracts” has the meaning set forth in Section 2.14(a).

“Material Customers” has the meaning set forth in Section 2.22(a).

“Material Suppliers” has the meaning set forth in Section 2.22(a).

“Moral Rights” means moral rights in any Intellectual Property Rights, including the right to the integrity of the work, the right to be associated with the work as its author by name or under a pseudonym and the right to remain anonymous.

“Net Working Capital Amount” means, as of the Closing, without duplication, (a) Accounts Receivable, Inventory, prepaid expenses and other current assets to the extent constituting Purchased Assets, less (b) the current Liabilities to the extent constituting Assumed Liabilities, excluding from this clause (b) all short-term and long-term deferred revenue obligations, with the amounts in clauses (a) and (b) determined in accordance with GAAP and in accordance with the Accounting Principles. For the avoidance of doubt, the Net Working Capital Amount shall not include any cash, cash equivalents, Indebtedness, Tax assets or Tax liabilities, Transaction Expenses or any assets or Liabilities of the Transferred Company.

“Net Working Capital Shortfall” means the amount by which the Net Working Capital Target Amount exceeds the Net Working Capital Amount.

“Net Working Capital Surplus” means the amount by which the Net Working Capital Amount exceeds the Net Working Capital Target Amount.

“Net Working Capital Target Amount” means $6,073,490.

“New Hire Documents” means (i) an employment offer letter or other form of employment agreement (or independent contractor agreement), as determined by the Purchaser, (ii) a restrictive covenant agreement (that may include proprietary rights, confidentiality, noncompetition, non-solicitation and assignment of inventions provisions, as determined by the Purchaser), and (iii) such other agreements and documents as the Purchaser may reasonably require, in each case, which shall become effective upon the Closing.

“NIH” has the meaning set forth in Section 2.13(a).

“Non-Business Service Provider” means (a) any individual who was employed or engaged as an individual independent contractor or consultant by the Seller or any of its Subsidiaries, but who is no longer so employed or engaged as of the Closing and who is not a Transferred Employee, which, for the avoidance of doubt, shall include all Business Employees and Business Contingent Workers who are not Transferred Employees; and (b) any individual, other than a Business Employee or Business Contingent Worker, who is employed or engaged as an individual independent contractor or consultant by the Seller or any of its Subsidiaries as of the Closing.

“NPL” has the meaning set forth in Section 2.19(b).

“Objection Deadline” has the meaning set forth in Section 5.4(b)(i).

“Objection Notice” has the meaning set forth in Section 5.4(b)(i).

“OFAC” has the meaning set forth in Section 2.27(a).

“Offered Employee” has the meaning set forth in Section 4.3(a)(iii).

“Officer’s Certificate” has the meaning set forth in Section 5.4(a).

“Official” has the meaning set forth in Section 2.26(a).

“Open Source Software” means any software (in source or object code form) that is subject to (a) a license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

“Options” has the meaning set forth in Section 2.18(g).

“Orders” has the meaning set forth in Section 2.11.

“Ordinary Course of Business” means, as it relates to the Business, in a manner substantially the same as that normally employed by the Seller and its Subsidiaries, including the Transferred Company, in the ordinary course of business.

“Organizational Documents” means the documents by which any Person (other than an individual) establishes its legal existence or that govern its internal affairs, including: (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) the partnership agreement and any statement of partnership of a general partnership; (c) the limited partnership agreement and the certificate of limited partnership of a limited partnership; (d) the certificate of formation and the limited liability company agreement or, if applicable, operating agreement of a limited liability company; (e) any similar charter or operating document adopted or filed in connection with the creation, formation or organization of a Person; and (f) any amendment, modification, restatement or supplement to any of the foregoing.

“Owned IP License” means that certain intellectual property license agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit H.

“parties” has the meaning set forth in the Preamble.

“Patent Assignment Agreement” means that certain patent assignment agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit D.

“Patents” means all United States and foreign patents and utility models, including utility patents and design patents, and all registrations and applications therefore (including provisional applications) and all reissues, divisions, renewals, extensions, re-examinations, corrections, provisionals, continuations and continuations in part thereof, and other derivatives and certificates associated therewith, and equivalent or similar rights anywhere in the world in inventions and discoveries, including invention disclosures.

“Payable Claim” has the meaning set forth in Section 5.4(d).

“Permits” has the meaning set forth in Section 2.12.

“Permitted Liens” means: (a) Liens for Taxes and other governmental charges and assessments that are not yet delinquent or are being contested in good faith by the Seller with reserve made in accordance with GAAP, (b) Liens of carriers, warehousemen, mechanics, materialmen, and repairmen, and other similar Liens for sums not yet delinquent or that individually or in the aggregate are not material, (c) with respect to the Seller, Liens securing obligations reflected in the Financial Statements, (d) purchase money security interests, (e) with respect to the Seller, statutory or common law Liens to secure landlords’, lessors’ or renters’ interests under the Leases; and (f) with respect to Leased Real Property, Liens (including Indebtedness) encumbering the fee interest title in any Leased Real Property and not attributable to the Seller.

“Person” shall be construed in the broadest sense possible and means and includes any individual, corporation, partnership, limited liability company, firm, joint venture, association, trust, or other entity.

“Personal Information” means any data or information regarding an identified or identifiable natural person, including any such information that constitutes “personal data,” “personal information,” “protected health information,” “personally identifiable information,” or an equivalent term under Information Privacy Laws.

“Pre-Closing Environmental Liabilities” means any Liabilities based upon or arising out of (a) the ownership or operation of the Business or the Leased Real Property at any time on or prior to the Closing Date, or (b) the ownership, operation or condition of any real property currently or formerly owned, operated, leased or otherwise used in connection with the Business at any time on or prior to the Closing Date, in each case to the extent based upon or arising out of (i) Environmental Law, (ii) a failure to obtain, maintain or comply with any Permit issued under or pursuant to Environmental Law, (iii) the presence or release of any Hazardous Materials at any time on or prior to the Closing Date (regardless of when discovered, and including any continuing effects of such presence or release that may occur after the Closing Date) at, on, under or from any real property currently or formerly owned, operated, leased or otherwise used in connection with the Business, or (iv) the use, generation, storage, transportation, treatment, sale or off-site disposal of Hazardous Materials generated by or otherwise used in the Business.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Privacy Obligations” has the meaning set forth in Section 2.16(a).

“Process” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination, de-identification, aggregation, sanitization, disposal, transfer (including cross-border transfer) or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Public Health Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other applicable Law, Order, directive, guidelines or recommendations by any Governmental Body in connection with or in response to COVID-19 or another epidemic or pandemic.

“Purchase Consideration” has the meaning set forth in Section 1.5.

“Purchase Price” has the meaning set forth in Section 1.5.

“Purchased Assets” has the meaning set forth in Section 1.2(a).

“Purchaser Benefit Plans” has the meaning set forth in Section 4.3(c).

“Purchaser Closing Calculation” has the meaning set forth in Section 1.10(b)(i).

“Purchaser Closing Statement” has the meaning set forth in Section 1.10(b)(i).

“Purchaser Indemnifiable Matters” has the meaning set forth in Section 5.2(a).

“Purchaser Indemnified Parties” means the Purchasers, their Affiliates (including, as of the Closing, the Transferred Company) and its and their respective officers, directors, employees, agents and representatives.

“Purchaser-Prepared Return” has the meaning set forth in Section 4.2(g).

“Purchaser Retirement Plan” has the meaning set forth in Section 4.3(e).

“Purchaser Schedules” means the disclosure schedules relating to this Agreement delivered by the Purchasers to the Seller concurrently with the execution and delivery of this Agreement by the parties, in each case arranged in sections corresponding to the numbered and lettered sections contained in Article III of this Agreement.

“Purchaser Welfare Plans” has the meaning set forth in Section 4.3(d).

“Purchasers” has the meaning set forth in the Preamble.

“Qualifying Offer” means an offer of employment that provides (i)(A) a base salary or hourly wage rate, as applicable and (B) bonus and other cash incentive compensation opportunities (excluding equity and equity-based rights and severance rights) at levels that are, in the aggregate (among (A) and (B)) no less favorable than those applicable to the applicable Seller employees as set forth on Section 6.1 of the Seller Schedules (provided that the base salary of hourly wage is not less than base salary or hourly wage set forth on Section 6.1 of the Seller Schedules); and (ii) eligibility for health, welfare and other benefit programs (including severance programs, but excluding equity-based, retirement, pension, deferred compensation and special bonus arrangements) of Purchasers and their Affiliates at levels that are substantially similar in the aggregate to those applicable to similarly situated employees of the Purchasers and their Affiliates.

“Regulatory Permits” has the meaning set forth in Section 2.13(b).

“Related Party” means (i) any employee, officer or director of the Seller, or any member of the immediate family of such Persons, and (ii) any Affiliate of the Seller or Person contemplated by clause (i).

“Relative Purchase Price Allocation” has the meaning set forth in Section 1.5.

“Release” or “Released” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, migrating or disposing of a Hazardous Material into or through the Environment.

“Resolved Claims” has the meaning set forth in Section 5.4(c).

“Restrictive Covenant Agreement” means that certain restrictive covenant agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit E.

“Retained Personnel Records” has the meaning set forth in Section 1.2(a)(x).

“Section 245A Election” has the meaning set forth in Section 4.7(a).

“Section 245A Election Signatories” has the meaning set forth in Section 4.7(c).

“Section 338(g) Election” has the meaning set forth in Section 4.7(a).

“Section 338(g) Forms” has the meaning set forth in Section 4.7(b).

“Seller” has the meaning set forth in the Preamble.

“Seller Benefit Plan” means each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by the Seller or ERISA Affiliate of the Seller or with respect to which the Seller has any Liability or obligation, in each case, for the benefit of, or that otherwise covers, any Business Service Provider, excluding any Seller PEO Plan.

“Seller Fundamental Representations” has the meaning set forth in Section 5.1.

“Seller Group” means the Seller and its respective Subsidiaries (other than the Transferred Company).

“Seller Indemnifiable Matters” has the meaning set forth in Section 5.2(b).

“Seller Indemnified Parties” means the Seller, its Affiliates and its and their respective officers, directors, employees, agents and representatives.

“Seller IP” means the Seller Licensed IP and the Seller Owned IP.

“Seller Licensed IP” means (a) all Intellectual Property Rights owned by a third party and licensed to the Transferred Company and (b) all Intellectual Property Rights owned by a third party and licensed to the Seller that are used or held for use exclusively in the conduct of the Business.

“Seller Owned IP” means (a) all Intellectual Property Rights owned or purported to be owned by the Transferred Company and (b) all Transferred IP.

“Seller PEO Plan” means any Benefit Plan sponsored solely by a professional employer organization or similar unaffiliated third-party employer of any Business Employee (a “PEO”) with respect to which the Seller’s sole Liability is to remit payments to such PEO pursuant to its applicable service contract with the Seller.

“Seller-Prepared Return” has the meaning set forth in Section 4.2(f).

“Seller Products” means (i) the Seller’s and the Transferred Company’s process analytical technology devices referred to by the trademarked names MAVERICK, REBEL, MAVEN, TRACE C2 and ZipChip (the “PAT Devices”), (ii) any and all products or components to the extent primarily used, held for use, or developed for use as part of or with the PAT Devices, and (iii) any improvements, modifications, expansions of the PAT Devices or products or components primarily used, held for use, or developed for use as part of the PAT Devices developed by or on behalf of the Seller or any of its Affiliates (including the Transferred Company) or using similar technology for similar applications.

“Seller Retirement Plan” has the meaning set forth in Section 4.3(e).

“Seller Schedules” means the disclosure schedules relating to this Agreement delivered by the Seller to the Purchasers concurrently with the execution and delivery of this Agreement by the parties, in each case arranged in sections corresponding to the numbered and lettered sections contained in Article II of this Agreement.

“Seller Software” means all computer software and databases, together with, as applicable, object code, source code and embedded versions thereof that are included in the Seller Owned IP.

“Settled Claims” has the meaning set forth in Section 5.4(c).

“Shrink-Wrap Code” means any generally commercially available software that is available for a cost of not more than $100,000 (per year, in the case of time-limited licenses) for a license for a single user or work station (or $100,000 (per year, in the case of time-limited licenses) in the aggregate for all users and work stations at/on a single location, entity or local area network, as the case may be).

“Signing Employee” has the meaning set forth in the Recitals.

“Signing Hire Documents” has the meaning set forth in the Recitals.

“Special Representation” has the meaning set forth in Section 5.1.

“Special Representation Cap” has the meaning set forth in Section 5.3(b).

“Specified Excluded Assets” has the meaning set forth in Section 1.2(b)(x).

“Straddle Period” means any Tax period that includes but does not end on the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, joint venture, or other legal entity of any kind of which such Person (either alone or through or together with one or more of its other Subsidiaries) owns, directly or indirectly, more than fifty percent (50%) of the capital stock or other equity interests, the holders of which are (a) generally entitled to vote for the election of the board of directors or other governing body of such legal entity or (b) generally entitled to share in the profits or capital of such legal entity.

“Supply Agreement” means that certain supply agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit F.

“Survival Date” has the meaning set forth in Section 5.1.

“Tax” or “Taxes” means: (a) any and all taxes, charges, fees, imposts, levies, or other assessments, including all net income, franchise, profits, gross receipts, capital, sales, use, ad valorem, value added, transfer, transfer gains, inventory, unit, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, escheat, unclaimed property, real or personal property, and estimated taxes, customs duties, fees, assessments and charges in the nature of a tax, together with any interest and any penalties, fines, additions to tax or additional amounts thereon, imposed by any Governmental Body (federal, state, local, or foreign) whether disputed or not and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person and (b) any liability for the payment of any amount of the type described in the immediately preceding clause (a) as a result of (c) being a “transferee” of another person, (d) being a member of an affiliated, combined, consolidated, or unitary group, or (e) any contractual liability.

“Tax Allocation Schedule” has the meaning set forth in Section 1.8(a).

“Tax Matters Accounting Firm” has the meaning set forth in Section 1.8(a).

“Tax Returns” means all returns, declarations, reports, claim for refund estimates, information returns and statements filed or required to be filed in respect of any Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Taxing Authority” means any Governmental Body responsible for the administration or the imposition of any Tax.

“Third-Party Claim” has the meaning set forth in Section 5.6(a).

“Trade Approvals” has the meaning set forth in Section 2.27(a).

“Trade Laws” has the meaning set forth in Section 2.27(a).

“Trade Secrets” means any information that (a) is used in a business, (b) is not generally known to the public or to Persons who can obtain economic value from its disclosure, and (c) is subject to reasonable efforts to maintain its secrecy or confidentiality; the term may include but is not limited to inventions, processes, technologies, know-how, confidential or proprietary information, including research in progress, algorithms, data, databases, data collections, designs, models, prototypes, techniques, beta testing procedures, bata testing results formulas, computer software, and mask works that are not patented and are not protected by registration (e.g., under copyright or mask work laws); lists of customers, suppliers, and employees, and data related thereto; business plans, methods and analyses; and financial data.

“Trademark Assignment Agreement” has the meaning set forth in Section 1.7(a)(iv).

“Trademarks” means registered or unregistered rights in trademarks, designs, emblems, signs, insignias, slogans, service marks, trade dress, logos, trade names, corporate names, Internet Properties and other indicia of source or origin, and including all common law rights thereto, registrations and applications for registration thereof throughout the world, and all rights therein provided by international treaties and conventions, together with the goodwill of a company or the company’s business symbolized by any of the foregoing.

“Transaction Expenses” means (a) all unpaid third-party fees, costs or expenses incurred or expected to be incurred by the Seller or the Transferred Company (or for which the Seller or the Transferred Company will be responsible) in connection with the preparation, negotiation, execution and delivery of this Agreement and the consummation of the Transactions (including any fees and expenses of legal counsel, financial advisors and consultants), whether or not invoiced or billed prior to the Closing; and (b) any and all transaction-related or change in control payments, sale or other bonuses, commissions, severance, retention obligations or other similar amounts (whether or not payable to any Business Service Provider) arising or resulting from, triggered by or otherwise in connection with the execution of this Agreement or the Transactions (alone or in connection with additional or subsequent events), in each case, together with any employer Taxes relating thereto or arising therefrom.

“Transactions” means the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 4.2(b).

“Transferred Company” has the meaning set forth in the Recitals.

“Transferred Employee” has the meaning set forth in Section 4.3(a)(iii).

“Transferred Equity Interests” has the meaning set forth in the Recitals.

“Transferred IP” means (a) the Transferred Patents, (b) the Transferred Trademarks, and (c) all other Intellectual Property Rights (other than Patents or Trademarks or rights therein) that are owned by Seller and primarily used or held for use in or necessary to conduct or operate the Business. For clarity, the Transferred IP does not include the Seller Licensed IP.

“Transferred Patents” means only the Patents set forth on Section 2.15(a) of the Seller Schedules that are owned by Seller.

“Transferred Trademarks” means only the Trademarks set forth on Section 2.15(a) of the Seller Schedules that are owned by the Seller.

“Transition Services Agreement” or “TSA” means that certain transition services agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit G.

“UNC IP Sublicense” means that certain intellectual property license agreement, to be entered into as of the date hereof, by and between the Seller and the US Purchaser, in the form attached hereto as Exhibit I.

“Unobjected Claim” has the meaning set forth in Section 5.4(b)(ii).

“Unresolved Claim” has the meaning set forth in Section 5.4(d).

“US Purchase Price” has the meaning set forth in Section 1.5.

“US Purchaser” has the meaning set forth in the Preamble.

“WARN Act” has the meaning set forth in Section 2.21(g).

“WC Escrow Amount” means an amount equal to $500,000.

“WC Escrow Fund” means the WC Escrow Amount plus any earnings (including interest and dividends) on the WC Escrow Amount and on any such earnings in accordance with the Escrow Agreement, as the same may be reduced from time to time by the amount of any payments to the Purchaser pursuant to Section 1.10(b)(iii).

“Willful Breach” means a breach of a covenant contained in this Agreement or an Ancillary Agreement that the breaching party knows is or would reasonably be expected to constitute a breach of such covenant.

6.2         Notices.

Any notice or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person, sent by overnight next-flight delivery via international courier service or sent by email to the respective parties as follows:

(a)            if to the Seller to:

Seller

908 Devices Inc.

645 Summer St.

Boston, MA 02210

Attention: Kevin J. Knopp, Ph.D.

Telephone: 857.254.1500

Email:

with a copy (which shall not constitute notice) to:

Paul Hastings LLP

200 Clarendon St., 49th floor

Boston, MA 02117

Attention: Ian Engstrand

Telephone: 617.912.1635
Email:

(b)           if to the Purchasers, to:

Repligen Corporation

41 Seyon Street, Building 1, Suite 100

Waltham, MA 02453

Attention: Olivier Loeillot

Email:

with a copy (which shall not constitute notice) to:

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

Attention: Jacqueline Mercier; Robert Dzialo

Email:

Each such notice or other communication shall be effective (i) if delivered in person, when such delivery is made at the address specified in this Section 6.2, (ii) if delivered by international courier, the second Business Day after such notice or other communication is sent to the address specified in this Section 6.2, or (iii) if delivered by email, when such email is transmitted to the address(es) specified in this Section 6.2. Any party may, by notice given in accordance with this Section 6.2, designate another Person, address, telephone number or email address for receipt of notices or other communications hereunder.

6.3          Specific Performance.

(a)            The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by a party of any of its covenants or obligations set forth in this Agreement, the other party(ies) shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other party(ies) under this Agreement.

(b)            Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to (i) prevent or restrain breaches or threatened breaches of this Agreement by it and (ii) specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party hereto, if seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party hereto irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The parties further agree that by seeking the remedies provided for in this Section 6.3, a party shall not in any respect waive their rights to seek any other form of relief that may be available under this Agreement in the event that the remedies provided for in this Section 6.3 are not available or otherwise are not granted.

6.4           Cumulative Remedies.

Except as expressly provided otherwise in this Agreement (including Section 6.3), all rights and remedies of each party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

6.5          Expenses.

Except as otherwise expressly provided in this Agreement (including Section 4.2(b)), all costs and expenses, including fees and disbursements of counsel, financial advisers, and accountants, incurred in connection with this Agreement and the Transactions shall be paid by the Person incurring such costs and expenses.

6.6          Payments under Agreement.

Each party hereto agrees that all amounts required to be paid pursuant to this Agreement shall be paid in United States currency.

6.7          Entire Agreement; Mutual Drafting.

This Agreement, together with the Seller Schedules, Purchaser Schedules, Exhibits and other documents executed in connection with the consummation of the Transactions, constitutes the entire agreement among the parties with respect to the Transactions and supersedes all prior agreements, written or oral. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

6.8          Amendments and Waivers.

This Agreement may be amended, superseded, canceled, renewed, or extended, and the terms hereof may be waived, only by a written instrument signed by each party hereto or, in the case of a waiver, by the party waiving compliance. Except as expressly set forth in this Agreement, no delay on the part of any party in exercising any right, power, or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any such right, power, or privilege, nor any single or partial exercise of any such right, power, or privilege, preclude any further exercise thereof or the exercise of any other such right, power, or privilege.

6.9           Time of Essence.

Time is of the essence in this Agreement. If the date specified for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date which is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next date which is a Business Day.

6.10        Governing Law.

This Agreement and any other document or instrument delivered pursuant hereto, their negotiation, execution, performance, or nonperformance, interpretation, termination, construction, and all matters based upon, arising out of, or related to any of the foregoing (whether in equity, law, or statute) shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to conflicts of laws principles that would give rise to the application of the domestic substantive law of any other jurisdiction.

6.11        Consent to Jurisdiction and Venue; Waiver of Jury Trial.

(a)            ANY ACTION OR PROCEEDING AGAINST THE PARTIES RELATING IN ANY WAY TO THIS AGREEMENT SHALL BE BROUGHT AND ENFORCED IN (I) THE courts included within the state court system of THE STATE OF DELAWARE; and (II) the federal courts located in THE STATE OF DELAWARE. EACH OF THE PARTIES IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING IN THE ABOVE COURTS, AND ANY CLAIM THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM. THE PARTIES AGREE THAT A FINAL JUDGMENT IN ANY SUCH ACTION OR PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENTERED IN AND ENFORCED IN ANY COURT HAVING JURISDICTION THEREOF.

(b)           Any and all service of process and any other notice in any such Action shall be effective against any party if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party at the address provided in Section 6.2. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law.

(c)            EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. EACH PARTY (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.11.

6.12        Binding Effect; Assignment; Third-Party Beneficiaries.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and legal representatives. This Agreement is not assignable other than by operation of law. This Agreement is for the sole benefit of the parties and their respective heirs, successors, and permitted assigns, and nothing herein express or implied shall give or be construed to give any Person, other than the parties and such heirs, successors, and assigns, any legal or equitable rights hereunder.

6.13        Usage.

All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. The words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation.” Additionally, in this Agreement, unless a contrary intention appears, (i) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and to any certificates delivered pursuant hereto, and (ii) reference to any Article or Section means such Article or Section hereof. “Or” shall not be exclusive.

6.14        Articles and Sections.

All references in this Agreement to Articles and Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.

6.15        Headings.

The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

6.16        Interpretation.

The parties acknowledge and agree that: (a) each party and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision; (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement; and (c) the terms and provisions of this Agreement shall be construed fairly as to such parties, regardless of which party was generally responsible for the preparation of this Agreement.

6.17        Severability of Provisions.

If any provision or any portion of any provision of this Agreement shall be held invalid, illegal, or unenforceable, then the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby. If the application of any provision or any portion of any provision of this Agreement to any Person or circumstance shall be held invalid, illegal, or unenforceable, then the application of such provision or portion of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the greatest extent possible.

6.18        Counterparts.

This Agreement may be executed by the parties in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via electronic mail (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties have executed this Securities and Asset Purchase Agreement as of the date first written above.

THE SELLER:

908 DEVICES INC.

By:	/s/ Kevin J. Knopp
Name: Kevin J. Knopp, Ph.D.
Title: Chief Executive Offer

THE PURCHASERS:

REPLIGEN CORPORATION

By:	/s/ Olivier Loeillot
Name: Olivier Loeillot
Title: President and Chief Executive Officer

REPLIGEN GMBH

By:	/s/ Jens Witte
Name: Jens Witte
Title: Authorized Representative (Prokurist)